
10011882


TESSERA

Innovation that Transforms

# 2009 ANNUAL REPORT

## Looking toward the future

We are confident we can grow our recurring revenue base in 2010 as compared to 2009. Recurring revenue excludes discrete nonrecurring quarterly items such as initial license fees, fees from settlements, and fees from our ongoing auditing program. We encourage you to evaluate Tessera on an annual basis as our quarterly revenue will vary due to the timing of these non-recurring discrete items and the volume-based pricing incentives we have with two of our larger DRAM customers. The impact of these volume-based pricing incentives is reasonably predictable. All things being equal, they will have a disproportionately positive impact on our second and third quarters.

Our balance sheet anchors us. We are making progress capitalizing on our previous success and are tracking toward our goals. We are doing this through four main efforts. First, we are devoting resources to extend and expand our Micro-electronics business and renew applicable licensees. Second, we are building on the momentum of our Imaging & Optics business. Third, we continue to progress toward productization of our silent air cooling technology. And finally, we continue to pursue strategic acquisitions of IP, technology and complementary businesses.

Before I close, I want to point out, innovation is not important just for Tessera. Innovation and its related IP licensing makes an enormous positive contribution to the U.S. economy and standard of living and is perhaps the key to our nation's economic recovery. It is vital that innovation for all Americans is protected and inventors compensated. We have worked with and will continue to work with our government and through legislation to help ensure this is so.

I thank you for your time, and I look forward to reporting to you next year on what I believe will be a very successful year for Tessera.

Regards,



Henry R. Nothhaft
Chairman, President and Chief Executive Officer

March 31, 2010



**DEVELOPING INNOVATION:** *Tessera's advanced semiconductor packaging technologies are the foundational building blocks for smaller, higher-functionality electronics.*



**DELIVERING INNOVATION.** *Tessera's ongoing investment in innovation includes research & development facilities in California, North Carolina, Ireland, Israel, Japan and Romania.*



**DRIVING INNOVATION:** *Tessera's tiny, wafer-level camera technologies are revolutionizing image capture.*



Tessera develops, licenses and manufactures miniaturization technologies that are widely used in the production of electronics devices you rely on every day, such as mobile phones and notebook computers. To best frame the discussion of Tessera, its business and potential, I want to take a step back and discuss the company's history.

In the early 1990s, Tessera pioneered chip scale packaging (CSP) technology, which greatly improved device reliability and enabled significant reduction in form factor – essentially, a functioning semiconductor package the same size as the die. This foundational technology is now widely used throughout the entire semiconductor industry. Over 30 billion devices packaged using our CSP and multi-chip packaging technology have shipped to date, worldwide.

Today, we are the Edison Labs of the 21st Century, with research and development (R&D) efforts in semiconductor packaging, imaging, optics and thermal management. Over 400 talented Tessera employees in technology centers around the globe dedicate themselves to ground breaking research, development and monetization of our technologies. We have more than 1,800 domestic and international patents and patent applications in our technology portfolios. We invent and monetize our innovation, similar to the approach of Thomas Edison.

## Business segments

We have two main business segments: Micro-electronics and Imaging & Optics. Micro-electronics focuses on solutions in semiconductor packaging, substrate interconnect and thermal management. Our technologies can be found in a broad range of devices such as high-performance dynamic random access memory (DRAM) chips, baseband processors and microcontrollers. We receive revenue through license fees and royalties from our licensees who have access to a portfolio of technology know-how and patents, some of which have expiration dates beyond 2020.

Imaging & Optics' portfolio of technologies encompasses five areas: micro-optics, wafer-level packaging, wafer-level optics, optical image enhancement and embedded image enhancement. Our technologies are found in digital still cameras and mobile phones and are targeted at devices such as toys, automotive and surveillance. This will expand our addressable market from the 1 billion plus units today to over 3 billion units in five years. We receive revenue from products and services and through license fees and royalties from two types of intellectual property (IP): infrastructure IP, consisting of our wafer-level packaging and optics technologies; and design-in IP, which includes our optical and embedded image enhancement technologies.

## Year in review

In 2009, Tessera's total revenues were $299.4 million. We signed six new strategic licensees: two in Micro-Electronics and four in Imaging & Optics. We announced licenses with Motorola for our patented Tessera Compliant Chip® packaging technology and Kinsus for our µPILR™ interconnect platform. We licensed our wafer-level packaging IP and know-how to JCAP, our wafer-level optics technology to Qtech, our extended depth of field (EDOF) technology to AzureWave, and our face tracking technology to Samsung Electronics.

On the R&D front, we developed one of the industry's first 3 megapixel wafer-level optics solutions that integrates EDOF, extended our EDOF and ultrafast lens solutions to support resolutions of up to 14 megapixels, and announced face recognition technology which performs automatic identification of specific human faces in camera-enabled devices.

One area in which we made considerable progress in our pipeline of innovation was thermal management, with our silent air cooling technology. We developed working models that overcame major technical challenges. Today we are engaged in technology evaluations with two major OEMs, conducting feasibility studies and demonstrating prototypes. We expect to reach key product development milestones for initial commercialization by the end of 2010.

We ended 2009 with over $400 million in cash, cash equivalents and investments and zero debt. Our strong balance sheet will provide the foundation for future investments in our business.

**"We have built on Edison's tradition to make Tessera, at its heart, a gathering of inventors focused on supporting, organizing and maximizing the value of innovation."**

*– Henry R. Nothhaft*

No figure in U.S. history changed the way we live and work more than Thomas Edison. And no company has had a greater effect on the world than Edison Labs, the world's first industrial research lab. Edison's innovations from this "invention factory" transformed daily life. Some, such as the phonograph, were entirely new creations. Others, such as the incandescent light bulb, turned existing inventions into practical technologies that could be manufactured by the millions and used by everyone.

Tessera Technologies, Inc. has adopted Edison Labs' combination of creativity, practicality, feasibility and technological expertise as a guide for its own business. Tessera invents, develops and productizes miniaturization technologies that transform electronics. From advanced semiconductor packaging solutions that enable smaller, higher-functionality devices, to innovative imaging and optics solutions that provide low-cost, high-quality camera functionality in next-generation electronic products, Tessera is transforming the future.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
APR 13 2010
WASH, DC
205
SECTION


# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission File Number: 000-50460

# Tessera Technologies, Inc.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Delaware** | **16-1620029** |
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **3025 Orchard Parkway San Jose, California 95134** | **(408) 321-6000** |
| (Address of principal executive offices, including zip code) | (Registrant's telephone number, including area code) |

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common stock, par value $0.001 per share** | **The NASDAQ Global Select Market** |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2009 was $1,247,547,557 (based on the closing sale price of the registrant's common stock as reported on the Nasdaq Global Select Market).

The number of shares outstanding of the registrant's common stock as of February 18, 2010 was 50,143,398.

## DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's Proxy Statement for the registrant's 2010 Annual Meeting of Stockholders to be held on May 12, 2010 will be filed with the Commission within 120 days after the close of the registrant's 2009 fiscal year and are incorporated by reference in Part II and III.

## ANNUAL REPORT ON FORM 10-K
## FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

## TABLE OF CONTENTS



### Cautionary Statement Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements, which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Certain, but not all, of the forward-looking statements in this report are specifically identified. The identification of certain statements as "forward-looking" is not intended to mean that other statements not specifically identified are not forward-looking. All statements other than statements about historical facts are statements that could be deemed forward-looking statements, including, but not limited to, statements that relate to our future revenue, product development, demand, acceptance and market share, growth rate, competitiveness, gross margins, levels of research, development and other related costs ("R&D"), expenditures, the outcome or effects of and expenses related to litigation and administrative proceedings related to our patents, our intent to enforce our intellectual property, our ability to license our intellectual property, tax expenses, cash flows, our ability to liquidate and recover the carrying value of our investments, our management's plans and objectives for our current and future operations, management's plans for repurchasing our common stock pursuant to the authorization of our Board of Directors, the levels of customer spending or R&D activities, general economic conditions, the sufficiency of financial resources to support future operations and capital expenditures. Words such as "expects," "anticipates," "plans," "believes," "seeks," "estimates," "could," "would," "may," "intends," "targets" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Annual Report on Form 10-K (the "Annual Report").

Although forward-looking statements in this Annual Report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks, uncertainties, and changes in condition, significance, value and effect, including those discussed below under the heading "Risk Factors" within Item 1A of this Annual Report and other documents we file from time to time with the Securities and Exchange Commission (the "SEC"), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed herein and in ways not readily foreseeable. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report and are based on information currently and reasonably known to us. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Annual Report. Readers are urged to carefully review and consider the various disclosures made in this Annual Report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

## GLOSSARY OF TERMS

The following select abbreviations or acronyms are used within Part I, Item 1—*Business* and Part I, Item 1A—*Risk Factors* in this Form 10-K:

| Abbreviation or Acronym | Definition |
|---|---|
| 3D | 3 dimensional |
| ASIC | Application-specific integrated circuits |
| ASSP | Application-specific standard product semiconductors |
| CSP | Chip-scale packaging |
| DDR2 | Double-data-rate two |
| DDR3 | Double-data-rate three |
| DDR4 | Double-data-rate four |
| DRAM | Dynamic random access memory |
| DSP | Digital signal processors |
| IC | Integrated circuits |
| IP | Intellectual property |
| MCP | Multi-chip packaging |
| NAND | Not And Flash memory |
| NOR | Not Or Flash memory |
| PCB | Printed circuit boards |
| SRAM | Static random access memory |
| TCC | Tessera Compliant Chip |
| TCMT | Tessera Compliant Mounting Tape |

# PART I

## Item 1. *Business*

### Corporate Information

Tessera Technologies, Inc. ("Tessera") was founded and incorporated in the state of Delaware in 1990. Our principal executive offices are located at 3025 Orchard Parkway, San Jose, California 95134. We also have offices, research and development and manufacturing facilities in other locations as described below in Item 2—*Properties*. Our telephone number is (408) 321-6000. We maintain a website at www.tessera.com. The reference to our website address does not constitute incorporation by reference of the information contained on this website.

Tessera, the Tessera logo, µBGA, µPILR, OptiML, DigitalOptics, SHELLCASE and FotoNation are trademarks or registered trademarks of Tessera or its affiliated companies in the United States ("U.S.") and other countries. All other company, brand and product names may be trademarks or registered trademarks of their respective companies.

In this Annual Report, the "Company," "Tessera," "we," "us" and "our" refer to Tessera Technologies, Inc. and its subsidiaries on a consolidated basis.

### Business Overview

Tessera is a technology innovator that invests in, licenses and delivers innovative miniaturization technologies for next-generation electronic devices. Our Micro-electronics solutions enable smaller, higher-functionality devices through chip-scale, 3 dimensional ("3D") and wafer-level packaging technology, as well as high-density substrate and thermal management technology. Our Imaging & Optics solutions provide low-cost, high-quality camera functionality in electronic products and include image sensor packaging, wafer-level optics, and image enhancement intellectual property. We also offer customized micro-optic lenses, from diffractive and refractive optical elements to integrated micro-optical subassemblies. We license our technologies worldwide, as well as deliver products based on these technologies, some of which is done to promote the development of supply chain infrastructure.

We derive the majority of our revenues from license fees and royalties associated with our Micro-electronics technology, with a growing contribution from our Imaging & Optics technologies. Our Micro-electronics packaging technologies have been widely adopted and aspects of our technologies have been licensed to more than 70 companies, including Motorola, Inc., Intel Corporation, Hynix Semiconductor, Inc., Renesas Technology Co., Samsung Electronics Co., Ltd., Sharp Corporation, Powertech Technology, Inc., Texas Instruments, Inc. and Toshiba Corporation. We believe that more than 100 companies across the semiconductor supply chain have invested in the materials, equipment and assembly infrastructure needed to manufacture products incorporating our packaging technology.

### Micro-electronics

Our patented chip scale packaging ("CSP") technology and associated CSP substrate technology enable our customers to assemble semiconductor chips into CSPs that are almost as small as the chip itself. Our multi-chip packaging ("MCP") technology and associated MCP substrate technology extends this capability by enabling multiple semiconductors to be stacked vertically in a single three-dimensional MCP that occupies almost the same circuit board area as a CSP. Our technologies allow several semiconductor chips and passive components to be densely combined in ultra-compact electronics modules. By reducing the size of the semiconductor package and shortening electrical connections between the chip and the circuit board, our technologies allow further miniaturization and increases in performance and functionality for electronic products. We achieve this without sacrificing reliability by allowing movement within the package, thus addressing critical problems associated with thermally-induced stress which can occur when packages decrease in size.

We license most of our CSP and MCP technology, which includes our μBGA solution, under a license agreement that we refer to as Tessera Compliant Chip ("TCC") technology license. Our TCC license grants a worldwide royalty-bearing right under the licensed patent claims to assemble, use and sell certain CSPs and MCPs. We generally license semiconductor material suppliers under our Tessera Compliant Mounting Tape ("TCMT") license. Our TCMT license calls for a one-time license fee.

We offer a technology license on a worldwide basis for our interconnect technologies that covers our advanced package substrate, flexible printed circuit and printed wiring board patents. Our interconnect technologies include the μPILR platform, which is targeted at the interconnect within semiconductor packages, substrates, printed circuit boards ("PCBs") and other electronic components.

### Imaging & Optics

Our Imaging & Optics business includes Wafer-level Packaging, Wafer-level Optics, Optical Image Enhancement, Embedded Image Enhancement, and Micro-optics. We offer a technology license on a worldwide basis for these technologies and offer products based on these technologies. Our Imaging & Optics technologies are currently licensed to companies such as Jiangyin Changjiang Advanced Packaging Corporation ("JCAP"), Nikon Corporation, Q Technology Limited, Samsung Electronics Co., Ltd., STMicroelectronics N.V., Toshiba Corporation, and Xintec, Inc., among others. In May 2009, we expanded our presence in the Chinese market through our acquisition of certain assets of Israel-based Dblur Technologies Ltd., a developer of software lens technology for cell phone cameras and other imaging applications.

Our comprehensive portfolio of Imaging & Optics technologies help meet growing consumer demand for smaller size, lower cost and greater functionality to provide more capabilities in electronic devices:

- Wafer-level Packaging technologies make it possible to create image sensor packaging solutions that are thinner, more reliable and less expensive.
- Wafer-level Optics technology, based on advanced semiconductor manufacturing techniques, enables the manufacture of camera modules at the wafer level, dramatically reducing the size and total materials cost of camera modules while maintaining camera performance.
- Optical Image Enhancement technologies improve image capture without the need for mechanical parts.
- Embedded Image Enhancement technologies provide a full range of in-camera solutions for digital photos.
- Micro-optics products include optical components such as lenses that can be made with a variety of materials, on one or both surfaces of a wafer, and in multi-wafer forms.

Our patent portfolio includes more than 1,800 domestic and internationally issued patents and patent applications, covering a range of advanced semiconductor packaging, substrate, interconnect, imaging and optics, and thermal management technologies.

### Industry Background

Packaged semiconductor chips, which we refer to as semiconductors, are essential components in a broad range of communications, computing and consumer electronic products. According to the Semiconductor Industry Association, worldwide semiconductor sales totaled $226.3 billion in 2009. Many electronic products require increasingly complex semiconductors that are smaller and higher-performing, integrate more features and functions and are less expensive to produce than previous generations of semiconductors. Satisfying the demand for these complex semiconductors requires advances in semiconductor design, manufacturing and packaging technologies.

*The disaggregation of the semiconductor industry and the emergence of intellectual property companies*

Historically, most semiconductor companies were vertically integrated and they designed, fabricated, packaged and tested their semiconductors using internally developed software design tools and manufacturing processes and equipment. As the cost and skills required for designing and manufacturing complex semiconductors increased, the semiconductor industry became disaggregated, with companies concentrating on one or more individual stages of the semiconductor development and production process. This disaggregation has fueled the growth of fabless semiconductor companies, design tool vendors, semiconductor equipment manufacturers, third-party semiconductor manufacturers, or foundries, semiconductor assembly, package and test companies and intellectual property ("IP") companies that develop and license technology to others.

While specialization has enabled greater development and manufacturing efficiency, it has also created an opportunity for IP companies that develop and license technology to meet fundamental, industry-wide challenges. These IP companies gain broad adoption of their technology throughout the industry by working with companies within the semiconductor supply chain to invest in the infrastructure needed to support their technology. This collaboration and investment benefits semiconductor companies by enabling them to bring new technology to market faster and more cost-effectively, without having to make the investment themselves.

*Demand for system-level miniaturization and increased performance*

Miniaturization of electronic products, or system-level miniaturization, is a significant challenge for manufacturers of electronic products and their suppliers, including semiconductor companies. Digital still cameras, wireless devices, personal computers and other consumer electronics are being made smaller with improved performance and an increasing number of advanced features. Semiconductor companies have traditionally responded to these challenges by shrinking the size of the basic semiconductor building block, or transistor, allowing for more transistors to be integrated on a single chip. For decades, the consistent reduction in transistor size has resulted in higher-performance, lower-cost chips that require less silicon area. In addition, transistors have become small enough to make it economical to combine multiple functions, such as logic, memory and analog, on a single chip, in what is commonly referred to as a system-on-a-chip.

*Importance of semiconductor packaging and interconnect*

Although the integration of increased functionality on a chip is critical to the miniaturization of electronic products, its impact has been limited by packaging and interconnect technologies, which has not kept pace with the advancements achieved by chip integration. Semiconductors are typically assembled in packages that act as the physical and electrical interface between the chip and the printed wiring board. The package protects the chip from breakage, contamination and stress. In addition, the package enables a chip to be easily tested prior to its incorporation into a system, enabling high system yields and lowering the total system cost. Traditional semiconductor packages are much larger than the chip itself and occupy significant printed wiring board and system area. Traditional packaging technologies are less capable of accommodating faster semiconductor speed due to longer electrical connections. Due to these limitations, traditional semiconductor packages are not well suited to meet the increasing demand for product miniaturization, functionality and performance. The miniaturization of packaged semiconductors often presents reliability problems because the shorter connections are more vulnerable to breakage due to thermally-induced stress and mechanical shock. Overcoming these problems has been one of the most significant technical challenges in shrinking semiconductor packages to the size of the chip itself. As a result, in addition to continuing advancements in chip integration, advanced packaging and interconnect technologies are required to achieve further miniaturization and higher performance cost-effectively.

*Growth of imaging and optics creating demand for lower cost production and simpler integration*

The integration and use of optics in high volume products has grown dramatically over the last two decades. Miniature cameras have proliferated in mobile wireless devices such as smart phones and personal computers.

Recent trends to increase the functionality and decrease the size of such wireless consumer devices and penetrate additional markets such as the automotive and security markets present significant challenges to manufacturers of miniature cameras. In particular, the explosive growth of the cell phone camera market has created a need for new techniques to provide a continued path to lowered costs. Consumers and manufacturers of cell phones desire to continually reduce the size of and create thinner phones to free up space for additional functionality. Particularly in the case of camera modules, there is a significant need for lower cost and lower height. As the cost of electronic devices has dropped, optics and optical assembly have become a significant portion of the cost of cell phone camera modules. In addition, newer image sensors require higher precision optics to achieve the benefit of increased resolutions. At the same time, the miniaturization of these devices is creating a need for new ways of integrating optics with electronics. Traditional approaches to optics manufacturing have limitations in their ability to reduce size and cost. Traditional approaches involve bulky and complex optical assemblies, expensive connectors and other components, and labor for assembly and testing, all of which tend to increase the final system package size and cost. Conventional approaches to volume optics production involve molding of plastic or glass, which are time-consuming and produce small numbers of optics at a time. Glass molding requires relatively long cycle times and consequently has a higher cost than plastic molding. As demand for optics in consumer applications grows, we believe the limitations of conventional approaches will become a barrier to further adoption.

**Our Technologies**

We develop, license and manufacture technologies in two key areas:

- Micro-electronics—including semiconductor packaging technologies encompassing interconnect and substrates, and thermal management technology; and

- Imaging & Optics—including wafer-level packaging, wafer-level optics, image enhancement technologies and micro-optics

*Micro-electronics Technologies*

In the early 1990s, Tessera's founders invented packaging technology which is now widely used throughout the semiconductor industry. Our innovations include the industry's first chip-scale packaging technology. Our chip scale packaging technology also supports a variety of multi-chip packaging implementations, which satisfy the diverse requirements for stacked, Package-on-Package and System-in-Package designs. Our packaging technologies are widely used today in high volume packaging for a full range of integrated circuits ("ICs"). A few examples are listed below.

- High performance dynamic random access memory ("DRAM") chips, such as:
  - Double-Data-Rate two ("DDR2"); and
  - Double-Data-Rate three ("DDR3")
- Other memory chips, such as:
  - Not Or ("NOR") and Not And ("NAND") Flash memory; and
  - Static random access memory ("SRAM")
- Application-specific integrated circuits ("ASICs") and application-specific standard product semiconductors ("ASSPs"), such as:
  - Baseband processors;
  - Radio Frequency transceivers;
  - Audio/video/image processors;

    - Power management; and
    - Connectivity (Bluetooth, Wi-Fi, Global Positioning System among others)
- General purpose ICs, such as:
    - Microcontrollers;
    - Digital Signal Processors ("DSP"s); and
    - Analog

In interconnect and substrates, we are focused on applying our μPILR technology to achieve dense interconnection of components for chip scale Package-on-Package stacking and advanced flip chip package substrate technologies. We continue to invest in our relationships with leading substrate vendors, materials and equipment suppliers as well as subcontract assemblers to make sure the right mix of supporting materials and services are available.

We are also applying our industry-leading miniaturization expertise to thermal management solutions. We are developing a unique silent air cooling technology that we believe enables more efficient heat dissipation than what is currently provided by traditional fans or other air cooling methods.

*Imaging & Optics Technologies*

Advancements in Imaging & Optics technologies are enabling higher quality images in considerably smaller digital still cameras and other camera-enabled devices including cell phones, security systems and personal computers. Our portfolio of imaging and optics technologies include the following:

- Wafer-level Packaging technologies used in image sensor packaging:
    - SHELLCASE MVP is one of the industry's first available through silicon via technology. It uses a glass-silicon sandwich structure, which enables image-sensing capabilities through the actual packaging structure;
- Wafer-level Optics technology, which enables the manufacturing and assembly of lens modules:
    - Offered either as an Intellectual Property license or products such as the OptiML single-element VGA lens we manufacture in our Product Launch Services;
- Wafer-level Camera technology, which combines OptiML Wafer-Level Optics with SHELLCASE MVP technology to manufacture camera modules at the wafer level;
- Optical Image Enhancement technologies, which improve the quality of captured cell phone images:
    - OptiML Focus enables a high-quality image to be simultaneously brought into focus;
    - OptiML UFL improves low-light performance; and
    - OptiML Zoom, our first combination Optical and Embedded Image Enhancement technology, which offers 3X zoom capabilities;
- Embedded Image Enhancement technologies, which provide a portfolio of in-camera image enhancement solutions for digital photos:
    - FotoNation Red automatically detects and removes red- and golden-eye defects;
    - FotoNation FaceTracker, which includes the SmileCheck, BlinkCheck and Face Beautification extension modules, detects the presence of human faces in pictures to ensure optimal focus, exposure, and color balance, while also reducing the appearance of wrinkles or other skin imperfections for optimal image quality; and

- FotoNation FaceRecognition performs automatic identification of specific human faces in camera equipped mobile devices;
- Micro-optics, which are small form factor optics developed and delivered on a variety of substrates, on one or both surfaces of a wafer and in multi-wafer forms:
  - Digital Optics solutions include diffractive optical elements, such as the lenses used in off-axis illumination for lithography; refractive optical elements, such as lens arrays; and integrated micro-optical subassemblies, such as optical and electro-optic modules.

**Our Products and Solutions**

Within our Imaging & Optics segment, we develop and manufacture imaging and optics solutions as well as provide services to our licensees to shorten their development effort and time to market. We manufacture small form factor micro-optics solutions using our wafer-level processes and equipment, targeted at three main markets: lithography, communications and barcode scanners. Our Product Launch Services is a strategic initiative to support our infrastructure licensees with proof of high-volume manufacturability and enables customers access to our new technology. We are currently manufacturing OptiML single-element VGA lens directly to manufacturers. We also provide our customers and partners with engineering, assembly and infrastructure services.

**Benefits of Our Technologies**

Our technologies provide the following benefits, which are not provided by traditional packaging, imaging and optics technologies, and thermal management solutions:

*Miniaturization.* Our CSP technology and associated CSP substrate technology enables fully-packaged chips to be almost as small as the chip itself, which permits increased product miniaturization and functionality. Our MCP technology and associated MCP substrate technology extend this benefit by enabling multiple semiconductors to be stacked vertically. For example, our technologies are broadly used to produce Flash memory and SRAM devices stacked in a MCP utilized in cell phones. As a result, we believe our MCP technology enables electronic products to achieve new levels of miniaturization and functionality. Our imaging and optics technologies offer a different approach to manufacturing micro-optics, leveraging technologies and processes originally developed for the semiconductor industry. Because these micro-optics are created at the wafer-level, large quantities of micro-optics can be manufactured simultaneously, with great precision and repeatability. Wafer-based optics provides advantages over conventional optics due to lower cost and lower profile.

*High performance.* Our packaging and interconnect technologies offers shorter electrical connections between the chip and the printed wiring board and between adjacent chips. Shorter connections allow information to be more rapidly transferred between the semiconductors and the system, yielding better system performance. Our CSP technology has been widely adopted for use in high-speed memory applications, such as high-performance personal computers, network switches and routers, set-top boxes, workstations and video game consoles.

*High reliability.* Our CSP technology addresses the reliability problems of miniaturized semiconductor packages due to thermally-induced stress and mechanical shock by allowing movement within the package. In addition, our wafer-level image sensor packaging technology provides the ability to protect an image sensor wafer from contamination at the wafer level early in the packaging process.

*Improved image capture and enhancement.* Our image technologies improve cell phone image capture without the need for mechanical parts. Combining algorithms with custom lens design, these solutions offer improved image quality, automatic focus and automatic zoom. We also have a portfolio of in-camera image enhancement technologies that improve image quality.

**Our Strategy**

Our objective is to be a leading provider of miniaturization technologies that enable smaller, higher-performing wireless, computing and consumer electronic products, at lower cost.

The following are key elements of our strategy:

*Expand the market penetration of our current CSP and MCP technologies.* Our patented CSP and MCP technologies have been incorporated in billions of semiconductors worldwide. As a result of the broad adoption of our technologies and existing infrastructure that supports our technologies, we believe that we are well positioned to benefit from the substantial growth projected for the CSP and MCP markets. We intend to participate by:

- continuing to target our technology for large, growing product markets such as wireless devices, personal computers and other consumer electronics;
- making continued design, process and cost improvements that drive the incorporation of our technologies in new semiconductor applications;
- renewing contracts with current customers whose products incorporate our technologies; and
- identifying and approaching companies whose current products potentially incorporate our technologies, offering them licenses to our technology, and when necessary, defending our innovation and IP to obtain compensation for the use of our technology consistent with our existing licensing program.

*Drive the market acceptance of our next generation CSP and MCP technologies.* Our next generation CSP and MCP technologies are being developed to enable Tessera to continue to meet the industry's demand for small form factor, higher functionality and higher reliability in the future. These technologies are designed for products in which miniaturization and feature integration will continue to be critical, including wireless devices, personal computers and other consumer electronics. We intend to drive the adoption of our next generation CSP and MCP technologies by:

- collaborating with our customers to develop chip-scale and multi-chip packages to meet their specific product requirements;
- capitalizing on the existing materials, equipment and assembly infrastructure that supports our current CSP and MCP technologies; and
- continuing to reduce the cost of manufacturing semiconductors that incorporate our technology through internal development and collaboration with leading semiconductor materials and equipment companies.

*Raise the profile and drive market acceptance of our* µPILR *interconnect platform.* Our µPILR interconnect platform is targeted at the interconnect within semiconductor packages, substrates, PCBs and other electronic components. We are developing µPILR as a viable alternative to the flip chip packaging technology. We are promoting the adoption of our µPILR platform for flip chip applications as we engage potential users and their preferred substrate suppliers in technology evaluation discussions and licensing opportunities.

*Utilize and enhance the infrastructure supporting our technology.* We have collaborated with our infrastructure partners to help them develop and make widely available low-cost materials, equipment and assembly capacity to manufacture products that incorporate our technology. We design new technologies that are compatible with this existing infrastructure, which facilitates adoption of these new technologies. We plan to continue to work with our infrastructure partners to adopt our technology.

*Promote the market acceptance of our Imaging & Optics technologies.* Our Imaging & Optics technologies are designed for products in which miniaturization, alignment, and cost are critical, including digital still cameras, wireless devices, personal computers and other consumer electronics. We plan to promote the adoption of our Imaging & Optics technologies in digital still cameras, wireless devices, personal computers and other consumer electronics by:

- continuing to target and optimize our technologies for attractive product markets;
- making continued design, process and cost improvements that incorporate our technology in a range of wireless devices; and
- identifying and approaching companies that we believe could benefit from incorporating our technology and offering them licenses to our technologies.

*Broaden our intellectual property portfolio.* We intend to continue to broaden our intellectual property portfolio through internal research and development, strategic relationships and acquisitions. We believe this will enhance the competitiveness and size of our current businesses and diversify into markets and technologies that complement our current businesses. We also intend to continue to utilize our core competency in aggregating and licensing intellectual property to grow and expand our business.

*Protect our innovation.* One of America's greatest renewable economic resources is innovation. The motivator behind America's innovation "engine" is patents, as innovation would not exist without the patent protection currently afforded under U.S. patent laws and regulations. We believe it is an IP provider's duty to protect and enforce its intellectual property rights. We anticipate continuing to devote resources to defending our innovation, through appropriate venues as the circumstances warrant.

**Reporting Segments**

We have two reportable segments: Micro-electronics and Imaging and Optics. In addition to these reportable segments, the Corporate Overhead division includes certain operating amounts that are not allocated to the reportable segments because these operating amounts are not considered in evaluating the operating performance of our business segments.

The Micro-electronics segment is primarily composed of the licensing business in our core markets, including DRAM, Flash, SRAM, DSP, ASIC, ASSP, micro-controllers, general purpose logic and analog devices, and our development and licensing efforts in emerging areas of packaging, interconnect, miniaturization such as our µPILR platform, and thermal management technology.

The Imaging and Optics segment is composed of two elements. The first is our licensing business in the imaging and optics market, such as our wafer-level image sensor packaging and image enhancement technologies. The second is our product and service business, which includes manufacturing small form factor micro-optics and non-recurring services such as engineering, design, assembly and infrastructure improvement. In addition, our product and service business includes our Product Launch Services, a strategic initiative that supports our infrastructure licensees with proof of high-volume manufacturability and provides our customers access to our new technologies to accelerate the rate of adoption of our Imaging & Optics technologies in the industry. Through our Product Launch Services, we are currently manufacturing and selling OptiML single-element VGA lens directly to manufacturers.

Our segments were determined based upon the manner in which our management viewed and evaluated our operations for the period reported. As our business grows and evolves, our management may change their views on our business operations. Segment information below in Part II, Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations* and in Note 15—"*Segment and Geographic Information*" of the Notes to Consolidated Financial Statements is incorporated herein by reference and is presented in accordance with the authoritative guidance for segment reporting.

### Customers

Our technologies have been licensed to more than 100 companies, including more than 70 companies licensing aspects of our semiconductor packaging technology. All of our revenues are denominated in U.S. dollars. For the years ended December 31, 2009, 2008 and 2007, the number of customers that each accounted for over 10% of revenue was three, two and two, respectively. The following table sets forth sales to customers comprising 10% or more of total revenues for the periods indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Customer A | 24% | *% | *% |
| Customer B | 15 | 17 | * |
| Customer C | 10 | * | * |
| Customer D | * | 11 | 11 |
| Customer E | * | * | 12 |

* denotes sales comprising less than 10% of total revenues.

A significant portion of our revenues are derived from licensees headquartered outside of the U.S., principally in Asia and Europe, and we expect these revenues will continue to account for a significant portion of total revenues in future periods. The table below lists the geographic regions of the headquarters of our customers and the percentage of revenues derived from each region for the periods indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Asia | 50% | 55% | 56% |
| U.S. | 45% | 23% | 23% |
| Europe | 5% | 22% | 21% |

The international nature of our business exposes us to a number of risks, including but not limited to:

- laws and business practices favoring local companies;
- increased tax rates and withholding tax obligations on license revenues that we may not be able to offset fully against our U.S. tax obligations;
- less effective protection of intellectual property than is afforded to us in the U.S. or other developed countries; and
- international terrorism, particularly in emerging markets.

Most of our long-lived assets are located in the U.S. In May 2009, we completed the acquisition of certain assets of Dblur Technologies Ltd., an Israeli company. In February 2008, we completed the acquisition of FotoNation, which included office and research and development facilities in Romania and Ireland. In February 2007, we completed the acquisition of Eyesquad GmbH, which included intellectual property that is held in Germany and a research and development facility in Israel. In December 2005, we completed the acquisition of certain assets of Shellcase, Ltd., which included a research and development facility in Israel.

### Sales and Marketing

Our sales activities focus primarily on developing direct relationships at the technical, marketing and executive management levels with companies in the semiconductor and imaging and optics industry to license our technologies and sell our products and services. We also provide engineering services to system manufacturers and other optics companies. Marketing activities include identifying and promoting application-based technologies and identifying major business opportunities for current and future product development. Product marketing focuses on identifying the needs and product requirements of our customers. Product marketing also manages the development of all of our technologies throughout the development cycle and creates the required marketing materials to assist with the adoption of the technologies. Marketing communications focuses on advertising and communications that promote the adoption of our technologies.

**Research and Development**

We believe that our success depends in part on our ability to achieve the following goals in a cost-effective and timely manner:

- developing new technologies that meet the changing needs of our customers and their markets;
- improving our existing technologies to enable growth into new application areas; and
- expanding our intellectual property portfolio.

Our research and development groups work closely with our sales and marketing groups, as well as our customers and partners, to bring new products incorporating our technologies to market in a timely, high quality and cost-efficient manner. We also work closely with material and equipment infrastructure providers to identify new technologies and improve existing technologies for use in the assembly and manufacture of semiconductor packages and camera modules that incorporate our technology. Research, development and other related costs were approximately $65.9 million in 2009, $61.6 million in 2008 and $37.5 million in 2007.

Through 2008, we had service contracts that involved research and development for government agencies. Our government contracts included terms required by the government that are not customary in commercial contracts, including a right of the government to terminate the contract at any time for convenience of the government. We made the decision in 2008 to focus our efforts on research and development that are better aligned with our long-term growth opportunities for our Micro-electronics and Imaging & Optics solutions and technologies and no longer pursue contracts with the government or government agencies.

Our research and development efforts currently focus on the following areas:

*Chip-scale and multi-chip packaging.* Our CSP and MCP efforts focus on developing specific technologies for incorporation of existing or new CSP and MCP technologies into new applications, developing prototypes and supporting customers or infrastructure providers with improvements to products for existing applications. We are developing chip-scale and multi-chip packages that could offer higher off-chip wiring density, higher density, better signal performance and more functionality per electronic product.

*Advanced packaging and substrates.* Our advanced packaging and substrate development efforts focus on working with customers to incorporate our technology into their next generation products as well as building prototypes to demonstrate the benefits of our technology. We are working closely with infrastructure providers to enable availability of manufacturing processes capable of delivering semiconductor packaging solutions.

As a leader in micro-electronics, we operate packaging and interconnect laboratories and prototype assembly facilities at our headquarters in San Jose, California and research center in Yokohama, Japan.

*Thermal management.* Our thermal management development efforts are targeted at more efficient heat dissipation solutions than those provided by traditional fans or other air cooling methods. We are developing a unique silent air cooling technology that we believe will enable thinner products that remove heat using half the power as conventional methods, with no noise.

*Imaging and optics.* Our imaging and optics efforts cover the following areas and are located throughout our worldwide organization: (a) wafer-level precision micro-optics, (b) wafer-level image sensor packaging and wafer-level optics technologies, and (c) image enhancement technologies.

**Intellectual Property**

We license most of our CSP and MCP technologies under TCC licenses, which grant a worldwide royalty-bearing right under the licensed patent claims to assemble, use and sell certain CSPs and MCPs. Semiconductor material suppliers are licensed under our TCMT license, which requires these licensees to pay us a license fee. We also offer a technology license on a worldwide basis for our Imaging & Optics technologies.

Our future success and competitive advantage depend upon our continued ability to develop and protect our intellectual property. To protect our intellectual property, we rely on a combination of patents, trade secrets and trademarks. We also attempt to protect our trade secrets and other proprietary information through confidentiality agreements with licensees, customers and potential customers and partners, and through proprietary information agreements with employees and consultants.

Our patents address advanced single and multi-chip and wafer-level packaging, micro-optical elements, integrated optical assemblies, image processing algorithms related processes, and complementary technologies. We have made and continue to make considerable investments in expanding and defending our patent portfolio. See Item 3 below—*Legal Proceedings* for a description of material legal proceedings in which we have recently been involved.

As of February 18, 2010, our patent portfolio included 779 issued U.S. patents and 334 issued international patents. In addition, we had 332 domestic patent applications and 408 international patent applications. Our patents have expiration dates ranging from 2010 through 2029. In 2009, we filed 95 U.S. patent applications and 118 international patent applications. We file new patent applications for new developments in our technology on a regular basis.

There are many countries in which we currently have no issued patents. However, products incorporating our technologies that are sold in jurisdictions where patents have been issued must be licensed, or stem from a licensed source, in order to avoid infringing our intellectual property.

**Competition**

As a developer and licensor of semiconductor packaging and imaging and optics technologies, we compete with other technologies. These competing technologies come principally from the internal design groups of a number of semiconductor, package assembly, image sensor, lens manufacturer and camera module companies. Many of these companies are licensees, or potential licensees, of ours.

Semiconductor companies that have their own package design and manufacturing capabilities include, but are not limited to, Texas Instruments, Inc., Intel Corporation and the semiconductor divisions of Sharp Corporation and Samsung Electronics Co., Ltd. Among the advanced packaging technologies developed by such companies are flip-chip and chip-on-board technologies that compete with our CSP, MCP and interconnect technologies, which includes our µPILR™ platform. Our technologies also compete with technologies developed by the internal design groups of package assembly companies, such as Advanced Semiconductor Engineering, Inc., Amkor Technology, Inc. and STATS ChipPAC, Inc.

We believe the principal competitive factors in the selection of semiconductor package technology by potential licensees are:

- proven technology;
- cost;

- size and circuit board area;
- performance;
- reliability; and
- available infrastructure.

We believe that our CSP, MCP and interconnect technologies compete favorably in each of these factors with other advanced packaging technologies.

For imaging and optics, major semiconductor companies producing image sensors are also developing internal solutions that may compete with our technology. These semiconductor companies include, but are not limited to Omnivision Technologies, Inc., Micron Technology, Inc., ST Microelectronics, Inc., Samsung Electronics Co, Ltd., and Toshiba Corporation. In addition to semiconductor companies, there are several other licensing and manufacturing companies, including ArcSoft, Inc., Anteryon B.V., DxO Labs, and Heptagon Oy, which are developing imaging and optics solutions and technologies that may compete with ours.

### Employees

As of January 31, 2010, we had 416 employees, with 42 in sales, marketing and licensing, 276 in research and development (including employees who perform engineering, assembly, design and infrastructure services under our service agreements with third parties) and 98 in general administration, including general management, information technology, finance and accounting. We have never had a work stoppage among our employees and no personnel are represented under collective bargaining agreements other than certain ordinary course agreements of an employer's collective which may bind our Israeli subsidiaries under Israel law. We consider our relations with our employees to be good.

### Available Information

Our internet address is www.tessera.com. We make available on our internet website, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the investor relations section of our website. The information found on our website is not incorporated into this or any other report we file with or furnish to the SEC.

## Item 1A. *Risk Factors*

Our operations and financial results are subject to various risks and uncertainties, including those described below, that could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our common stock.

**We are currently involved in litigation and administrative proceedings involving some of our key patents; any invalidation or limitation of the scope of our key patents could significantly harm our business.**

Our patent portfolio contains some patents that are particularly significant to our ongoing revenues and business. As more fully described in Part I, Item 3—*Legal Proceedings*, we are currently involved in litigation involving some of these key patents in the U.S. The parties in these legal actions have challenged the validity, scope, enforceability and ownership of key patents that we license to generate a substantial portion of our revenues. In addition, reexamination requests have been filed against us in the U.S. Patent and Trademark Office ("PTO") with respect to certain key patent claims at issue in one or more of our litigation proceedings, and oppositions have been filed against us with respect to key patents in the European Patent Office. Under a reexamination proceeding and upon completion of the proceeding, the PTO may leave a patent in its present form, narrow the scope of the patent or cancel some or all of the claims of the patent. As further described in Part I, Item 3—*Legal Proceedings*, the PTO issued several Official Actions rejecting or maintaining earlier rejections of many of the claims in certain of our key patents. We are currently asserting these key patents and patent claims in certain of our ongoing litigation and administrative proceedings. If the PTO's adverse rulings are upheld on appeal and some or all of the claims of the key patents that are subject to reexamination are canceled, our business may be significantly harmed. In addition, counterparties to our litigation and administrative proceedings may seek and obtain motions to stay these proceedings based on rejections of claims in the PTO reexaminations, and other courts or tribunals reviewing our legal actions could make findings adverse to our interests, even if the PTO actions are not final.

We cannot predict the outcome of any of these proceedings or the myriad procedural and substantive motions in these proceedings. In the event that there is an adverse ruling in any legal or administrative proceeding relating to the infringement, validity, enforceability or ownership of any of our key patents, or if a court or an administrative body such as the PTO limits the scope of the claims of any of our key patents, we could be prevented from enforcing or earning future revenues from such key patents, and the likelihood that companies will take new licenses and that current licensees will continue to agree to pay under their existing licenses could be significantly reduced. The resulting reduction in license fees and royalties could significantly harm our business, consolidated financial position, results of operations or cash flows, or the trading price of our common stock. Furthermore, regardless of the merits of any claim, the continued maintenance of these legal and administrative proceedings may result in substantial legal expenses and could divert our management's time and attention away from our other business operations, which could significantly harm our business. Our enforcement proceedings historically have been protracted and complex, and we have experienced significant delays in certain of these proceedings. The complexity of our litigations, their disproportionate importance to our business compared to other companies, the propensity for delay in patent litigations, and the potential that we may lose particular motions as well as the overall litigations all could cause significant volatility in our stock price and could materially adversely affect our business and consolidated financial position, results of operations or cash flows.

**We expect to continue to be involved in material legal proceedings in the future to enforce or protect our intellectual property rights, including material litigation with existing licensees or strategic partners, which could harm our business.**

In the past, we have found it necessary to litigate to enforce our patents and other intellectual property rights, to enforce the terms of our existing license agreements, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Our current legal actions, as described in Part I, Item 3—*Legal Proceedings,* are examples of significant disputes and litigation that impact our business. We expect to be involved in similar legal proceedings in the future, including proceedings to ensure proper and full payment of royalties by current licensees under the terms of their license agreements. These existing and any future legal actions could cause an existing licensee or strategic partner to cease making royalty or other payments to us, or to challenge the validity and enforceability of our patents or the scope of our license agreements, and could significantly damage our relationship with such licensee or strategic partner. Litigation could also severely disrupt or shut down the business operations of our licensees or strategic partners, which in turn would significantly harm our ongoing relations with them and cause us to lose royalty revenues. In addition, many semiconductor and package assembly companies maintain their own internal design groups and have their own package design and manufacturing capabilities. If we believe these groups have designed technologies that infringe upon our intellectual property, and if they subsequently fail to enter into a license agreement with us or pay for licensed technology, then it may become necessary for us to commence legal proceedings against them. Litigation stemming from these or other disputes could also harm our relationships with other licensees or our ability to gain new customers, who may postpone licensing decisions pending the outcome of the litigation or dispute. In addition, these legal proceedings could be very expensive and may reduce or eliminate our profits. The costs associated with legal proceedings are typically high, relatively unpredictable and not completely within our control. While we do our best to forecast and control such costs, the costs may be materially higher than expected, which could adversely affect our operating results. Whether or not determined in our favor or ultimately settled, litigation diverts our managerial, technical, legal and financial resources from our business operations. Furthermore, an adverse decision in any of these legal actions could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others, limit the value of our licensed technology or otherwise negatively impact our stock price or our business and consolidated financial position, results of operations or cash flows. Even if we prevail in our legal actions, significant contingencies will exist to their settlement and final resolution, including the scope of the liability of each party, our ability to enforce judgments against the parties, the ability of the parties to make any payments owed or agreed upon and the dismissal of the legal action by the relevant court, none of which are completely within our control. Parties that may be obligated to pay us royalties could also decide to alter their business activities or corporate structure, which could affect our ability to collect royalties from such parties.

**If we fail to protect and enforce our intellectual property rights and our confidential information, our business will suffer.**

We rely primarily on a combination of license, development and nondisclosure agreements and other contractual provisions and patent, trademark, trade secret and copyright laws to protect our intellectual property rights. If we fail to protect our intellectual property rights, our licensees and others may seek to use our technology without the payment of license fees and royalties, which could weaken our competitive position, reduce our operating results and increase the likelihood of costly litigation. The growth of our business depends in large part on our ability to obtain intellectual property protection in a timely manner, our ability to convince third parties of the applicability of our intellectual property to their products, and our ability to enforce our intellectual property rights against them.

In certain instances, we attempt to obtain patent protection for portions of our intellectual property, and our license agreements typically include both issued patents and pending patent applications. If we fail to obtain patents in a timely manner or if the patents issued to us do not cover all of the claims included in our patent applications, others could use portions of our intellectual property without the payment of license fees and royalties. For example, our business may suffer if we are unable to obtain patent protection in a timely manner from the PTO due to processing delays resulting from examiner turnover and a continuing backlog of patent applications.

We also rely on trade secret laws rather than patent laws to protect other portions of our proprietary technology. However, trade secrets can be difficult to protect. The misappropriation of our trade secrets or other proprietary information could seriously harm our business. We protect our proprietary technology and processes, in part, through confidentiality agreements with our employees, consultants, suppliers and customers. We cannot be certain that these contracts have not been and will not be breached, that we will be able to timely detect unauthorized use or transfer of our intellectual property, that we will have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently discovered by competitors. If we fail to use these mechanisms to protect our intellectual property, or if a court fails to enforce our intellectual property rights, our business will suffer. We cannot be certain that these protection mechanisms can be successfully asserted in the future or will not be invalidated or challenged.

Further, the laws and enforcement regimes of certain countries do not protect our proprietary rights to the same extent as do the laws and enforcement regimes of the U.S. Therefore, in certain jurisdictions we may be unable to protect our technology adequately against unauthorized third-party use, which could adversely affect our business.

**Our business may suffer if third parties assert that we violate their intellectual property rights.**

Third parties may claim that we or our customers are infringing upon their intellectual property rights. Even if we believe that such claims are without merit, they can be time-consuming and costly to defend against and will divert management's attention and resources away from our business. Claims of intellectual property infringement also might require us to enter into costly settlement or license agreements or pay costly damage awards. Even if we have an agreement that provides for a third party to indemnify us against such costs, the indemnifying party may be unable to perform its contractual obligations under the agreement. If we cannot or do not license the infringed intellectual property at all or on reasonable terms, or substitute similar technology from another source, our business, financial position, results of operations or cash flows could suffer.

**If the U.S. patent laws and regulations are changed, we could be adversely impacted.**

Our business relies in part on the uniform and historically consistent application of U.S. patent laws and regulations. Changes to these laws and regulations may occur as a result of decisions and actions of Congress, the PTO, and the courts, including the U.S. Supreme Court. In recent years, certain proposals have been made to change some aspects of the patent laws and PTO rules, and the U.S. Supreme Court has decided a number of patent cases and continues to actively review more patent cases than it has in the past. Some of these changes or potential changes may not be advantageous for us, and may make it more difficult to obtain adequate patent protection or to enforce our patents against parties using them without a license or payment of royalties. These changes or potential changes, if passed by Congress or implemented by the Administration, could have a deleterious affect on our licensing program and, therefore, the royalties we can collect.

**The market for semiconductors and related products is highly concentrated, and we have limited opportunities to license our technologies or sell our products.**

The semiconductor industry is highly concentrated in that a small number of semiconductor designers and manufacturers account for a substantial portion of the purchases of semiconductor products generally, including our products and products incorporating technologies that we may acquire. Consolidation in the semiconductor industry may increase this concentration. Accordingly, we expect that licenses of our technologies and sales of our products, including sales of products and technologies that we acquire, will be concentrated with a limited number of customers for the foreseeable future. As we acquire new technologies and integrate them into our product line, we will need to establish new relationships to sell these products. Our financial results depend in significant part on our success in establishing and maintaining relationships with, and effecting substantial sales to, these customers. Even if we are successful in establishing and maintaining such relationships, our financial results will be dependent in large part on these customers' sales and business results.

**A significant amount of our royalty revenues comes from a few market segments and products, and our business could be harmed if these market segments or products decline.**

A significant portion of our royalty revenues comes from the manufacture and sale of packaged semiconductor chips for DSP, ASSP, ASIC and memory. In addition, we derive substantial revenues from the incorporation of our technology into mobile devices. If demand for semiconductors in any one or a combination of these market segments or products declines, our royalty revenues may be reduced significantly and our business could be harmed. Moreover, were such declines to occur, our business could become more cyclical in nature.

**Our revenue is concentrated in a few customers and if we lose any of these customers our revenues may decrease substantially.**

We earn a significant amount of our revenues from a limited number of customers. For the year ended December 31, 2009, there were three customers that each accounted for 10% or more of total revenue. We expect that a significant portion of our revenues will continue to come from a limited number of customers for the foreseeable future. If we lose any of these customers, our revenues may decrease substantially.

**Volume pricing incentives in our TCC licenses with two DRAM manufacturers may slow our DRAM royalty growth.**

In 2005, we provided two major DRAM manufacturers with first-mover pricing advantages with respect to royalties due to us under their respective TCC licenses based on several factors, including volumes. The effect of the volume pricing adjustments may cause, at certain high shipment volumes and for these two DRAM manufacturers only, our aggregate annual DRAM royalty revenue to grow less rapidly than annual growth in overall unit shipments in the DRAM segment. An additional effect may include some quarter-to-quarter fluctuations in growth in our revenues from the DRAM segment, depending on the relative DRAM market share enjoyed by these two DRAM manufacturers in a given calendar quarter and their royalty payments within a calendar year.

**Some of our license agreements have fixed terms and will need to be renewed or relicensed in the future in order to extend those terms. If we are unable to renew or relicense these license agreements on terms favorable to us, our results of operations could be harmed.**

Some of our license agreements have fixed terms. We will need to renew or relicense our license agreements with fixed terms prior to the expiration of such license agreements in order to extend those terms. Based on various factors including the technology and business needs of our licensees, we may not be able to renew or relicense such license agreements on terms favorable to us, or at all. We have expanded our licensable technology portfolio through internal development and acquisitions from third parties, but there is no guarantee that these measures will meet the technology and business needs of our licensees. In order to maintain existing relationships with some of our licensees, we may be forced to renew or relicense our license agreements on terms that are more favorable to such licensees, which could harm our results of operations. If we fail to renew or relicense our license agreements, we would lose existing licensees and our business would be materially adversely affected.

**Some of our license agreements may convert to fully paid-up licenses at the expiration of their terms, and we may not receive royalties after that time.**

We currently have one license agreement that automatically converts to a fully paid-up license after the expiration of its current term on December 31, 2013, provided that the licensee (Texas Instruments, Inc.) complies with all terms and conditions of the license agreement up through its expiration. We also have certain other license agreements that each provide the licensee with the option to extend the current term of their agreement for an additional five years with royalty payments throughout the expiration of the extended term, whereupon such a license automatically converts to a fully paid-up license after the expiration of its extended term. We may not receive further royalties from licensees for any licensed technology under those agreements if they convert to fully paid-up licenses because such licensees will be entitled to continue using some, if not all, of our relevant intellectual property under the terms of the license agreements, even if relevant patents are still in effect. If we cannot find another source of revenue to replace the revenue from these license agreements converting to fully paid-up licenses, our results of operations following such conversion could be materially adversely affected.

**We have a royalty-based business model, which is inherently risky.**

Our long-term success depends on future royalties paid to us by licensees. Royalty payments under our TCC licenses are primarily based upon the number of electrical connections to the semiconductor chip in a package covered by our licensed technology. We also have royalty arrangements for TCC and other technologies in which royalties are paid based upon a percent of the net sales price or based upon a per package, or a per unit sold basis. We are dependent upon our ability to structure, negotiate and enforce agreements for the determination and payment of royalties, as well as upon our licensees' compliance with their agreements. We face risks inherent in a royalty-based business model, many of which are outside of our control, such as the following:

- the rate of adoption and incorporation of our technology by semiconductor manufacturers and assemblers;
- the extent to which large equipment vendors and materials providers develop and supply tools and materials to enable manufacturing using our packaging technology;
- the demand for products incorporating semiconductors that use our licensed technology;
- the cyclicality of supply and demand for products using our licensed technology;
- the impact of economic downturns; and
- the timing of receipt of royalty reports may not meet our revenue recognition criteria resulting in fluctuation in our results of operations.

**It is difficult for us to verify royalty amounts owed to us under our licensing agreements, and this may cause us to lose revenues.**

The standard terms of our license agreements require our licensees to document the manufacture and sale of products that incorporate our technology and report this data to us on a quarterly basis. Although our standard license terms give us the right to audit books and records of our licensees to verify this information, audits can be expensive, time consuming, flawed and potentially detrimental to our ongoing business relationship with our licensees. Our license compliance program randomly audits licensees to independently verify the accuracy of the information contained in their royalty reports in an effort to decrease the likelihood that we will not receive the royalty revenues to which we are entitled under the terms of our license agreements, but we cannot give assurances that the random audits will be effective to that end.

**We make significant investments in new products and services that may not achieve technological feasibility or profitability or that may limit our revenue growth.**

We have made and will continue to make significant investments in research, development, and marketing of new technologies, products and services, including wafer-level packaging, wafer-level camera and other image quality enhancement technologies, µPILR packaging technology, and thermal management technology (also referred to as silent air cooling). Investments in new technologies are speculative and technological feasibility may not be achieved. Commercial success depends on many factors including innovativeness and demand for the technology, availability of materials and equipment, and effective licensing or product sales. We may not achieve significant revenue from new product and service investments for a number of years, if at all. Moreover, new technologies, products and services may not be profitable, and even if they are profitable, operating margins for new products and businesses may not be as high as the margins we have experienced historically.

**Competing technologies may harm our business.**

We expect that our technologies will continue to compete with technologies of internal design groups at semiconductor manufacturers, assemblers, electronic component and system manufacturers, image sensor and lens manufacturers and camera module companies. These internal design groups create their own packaging, imaging and optics solutions. If these internal design groups design around our patents or introduce unique solutions superior to our technology, they may not need to license our technology. These groups may design technology that is less expensive to implement than ours or that enables products with higher performance or additional features. Many of these groups have substantially greater resources, greater financial strength and lower cost structures which may allow them to undercut our price. They also have the inherent advantage of internal access to corporate strategies, technology roadmaps and technical information. As a result, they may be able to bring alternative solutions to market more easily and quickly. For instance, for our Micro-electronics technologies, certain flip chip technologies are being used by large semiconductor manufacturers and assemblers for a variety of semiconductors, including processors and memory. Another example of a competitive technology is the small format lead frame package that is also getting market traction. The companies using these technologies are utilizing their current lead frame infrastructure to achieve cost-effective results. Wafer-level packaging is an emerging competitive technology that could also erode chip-scale packaging market share as the technology and infrastructure matures. Other examples of competitive technologies that could erode chip-scale packaging market share include the chip-on-board technique to package image sensors and certain system-in-package technologies that can integrate multiple die.

For our imaging and optics technologies, our OptiML Focus technology enables camera modules to automatically focus without any moving parts by employing extended depth of field technology. This technology competes with autofocus technologies including traditional lens-motion-type autofocus, emerging lens-modification-type autofocus and also other computational-type autofocus solutions and other solutions and technologies provided by companies such as DxO Labs. Our wafer-level camera solution competes with both the traditional lens vendors who enjoy an established supply chain, as well as other wafer-level optics technologies offered by companies such as Heptagon Oy and Anteryon B.V. For the embedded image enhancement technologies such as Face Detection and our other Face Tools products, our offerings compete with other image processing software vendors such as ArcSoft, Inc. as well as internal design groups of our customers providing similar technologies by employing different approaches. We also expect to see other competing technologies emerge.

In the future, our licensed technologies may also compete with other technologies that emerge. These technologies may be less expensive than ours and provide higher or additional performance. Companies with these competing technologies may also have greater resources than we have. Technological change could render our technologies obsolete, and new, competitive technologies could emerge that achieve broad adoption and adversely affect the use of our technologies and intellectual property.

**If we do not create and implement new technologies or expand our licensable technology portfolio, our competitive position could be harmed and our operating results adversely affected.**

We derive a significant portion of our revenues from licenses and royalties from a relatively small number of key technologies. We devote significant engineering resources to develop new packaging and imaging technologies to address the evolving needs of the semiconductor and the consumer and communication electronics industries. To remain competitive, we must introduce new technologies in a timely manner and the market must adopt them. Developments in our technologies are inherently complex, and require long development cycles and a substantial investment before we can determine their commercial viability. We may not be able to develop and market new technologies in a timely or commercially acceptable fashion. Moreover, our patents will expire in the future. Our current U.S. issued patents expire at various times from 2010 through 2029. We need to develop or acquire successful innovations and obtain new patents before our current patents expire, and our failure to do so could significantly harm our business, financial position, results of operations or cash flows.

**If we do not successfully further develop and commercialize the technologies we acquire, or cultivate strategic relationships that expand our licensable technology portfolio, our competitive position could be harmed and our operating results adversely affected.**

We also attempt to expand our licensable technology portfolio and technical expertise by acquiring and further developing new technologies or developing strategic relationships with others. These strategic relationships may include the right for us to sublicense technology and intellectual property to others. However, we may not be able to acquire or obtain rights to licensable technology and intellectual property in a timely manner or upon commercially reasonable terms. Even if we do acquire such rights, some of the technologies we invest in may be commercially unproven and may not be adopted or accepted by the industry. Moreover, our research and development efforts, and acquisitions and strategic relationships, may be futile if we do not accurately predict the future needs of the semiconductor, consumer and communication electronics, and consumer imaging industries. Our failure to acquire new technologies that are commercially viable in the semiconductor, consumer and communication electronics, and consumer imaging industries could significantly harm our business, financial position, results of operations or cash flows.

**Failure by our licensees to sell products using our technology could limit our royalty revenue growth.**

Because we expect a portion of our future revenues to be derived from licenses and royalties from semiconductors that use our licensed technology, our future success depends upon our licensees developing and selling commercially successful products. Any of the following factors could limit our licensees' ability to sell products that incorporate our technology:

- the willingness and ability of materials and equipment suppliers to produce materials and equipment that support our licensed technology, in a quantity sufficient to enable volume manufacturing;
- the ability of our licensees to purchase such materials and equipment on a cost-effective and timely basis;
- the willingness of our licensees and others to make investments in the manufacturing process that supports our licensed technology, and the amount and timing of those investments; and
- our licensees' ability to design and assemble packages incorporating our technology that are acceptable to their customers.

Because we expect a portion of our future growth to be derived from licenses and royalties from our imaging and optics technology in consumer electronics, such as digital still cameras, wireless devices, personal computers and other consumer electronics, our future success depends upon our licensees developing and selling products that incorporate our technology. Any of the following factors could limit the growth of our imaging and optics technology:

- our ability to innovate and provide solutions at lower costs, with improved performance, or with more enhanced features than our competitors;
- the relevant markets' rate of adoption of our imaging and optics technologies;
- our ability to license our technologies to significant customers in imaging and optics fields; and
- our competitors who may have superior products or solutions which take away market shares or design wins from us.

**Failure by the semiconductor industry to adopt our packaging technology for the next generation high performance DRAM chips would significantly harm our business.**

To date, our packaging technology has been used by several companies for high performance DRAM chips. For example, packaging using our technology is used for DDR2 and DDR3 DRAM and we currently have licensees, including Hynix Semiconductor Inc., Micron Technology, Inc., and Samsung Electronics, Co., Ltd., who are paying royalties for DRAM chips in advanced packages.

DRAM manufacturers are also currently developing next generation high performance DRAM chips, including next generation of DDR referred to as DDR4, to meet increasing speed and performance requirements of electronic products. We believe that these next-generation, high performance DRAM chips will require advanced packaging technologies such as CSP.

We anticipate that royalties from shipments of these next-generation, high performance DRAM chips packaged using our technology may account for a significant percentage of our future revenues. If semiconductor manufacturers do not continue to use packages employing our technology for the next generation of high performance DRAM and find a viable alternative packaging technology for use with next generation high performance DRAM chips, or if we do not receive royalties from next generation, high performance DRAM chips that use our technology, our future revenues could be adversely affected.

Our technology may be too expensive for certain next generation high performance DRAM manufacturers, which could significantly reduce the adoption rate of our packaging technology in next generation high performance DRAM chips. Even if our package technology is selected for at least some of these next generation high performance DRAM chips, there could be delays in the introduction of products utilizing these chips that could materially affect the amount and timing of any royalty payments that we receive. Other factors that could affect adoption of our technology for next generation high performance DRAM products include delays or shortages of materials and equipment and the availability of testing services.

**If our licensees delay or are unable to make payments to us due to financial difficulties, or shift their licensed products to other companies to lower their royalties to us, our operating results and cash flows could be adversely affected.**

A number of companies in the semiconductor and consumer electronics industries are facing severe financial difficulties. As a result, there have been recent bankruptcies and restructuring of companies in these industries. Our licensees may face similar financial difficulties which may result in their inability to make payments to us in a timely manner or if at all. In addition, our licensees may merge with or may shift the manufacture of licensed products to companies that are not currently licensees to us. This could make the collection process complex and difficult which could adversely impact our business, financial condition, results of operations and cash flows.

**The way we integrate acquired technology into our products may not be accepted by customers.**

We have devoted, and expect to continue to devote, considerable time and resources to acquiring and integrating new technologies into our products. However, if customers do not accept the way we have integrated this technology, they may adopt competing solutions. In addition, as we introduce new products, we cannot predict with certainty if and when our customers will transition to those new products. If customers fail to accept new or upgraded products incorporating our technologies, our financial position, results of operations or cash flows could be adversely impacted.

**Our services business, including customization services, may subject us to specific costs and risks that we may fail to manage adequately and could harm our business.**

We derive a portion of our revenues from engineering and design services. Among the engineering services that we offer are customized package design and prototyping, modeling, simulation, failure analysis and reliability testing and related training services. We also offer our customers design services to customize our technologies to incorporate into their products and production processes, enabling our customers to shorten the development effort and time to market. A number of factors, including, among others, the perceived value of our intellectual property portfolio, our ability to convince customers of the value of our engineering services and our reputation for performance under our service contracts, could cause our revenues from engineering services to decline, damage our reputation, and harm our ability to attract future licensees, which would in turn harm our operating results.

Under our services contracts we are required to perform certain services, in some cases including delivering designs and prototypes. If we fail to deliver as required under our service contracts, we could lose revenues and become subject to liability for breach of contract. We also provide certain services at or below cost in an effort to increase the speed and breadth with which the semiconductor industry adopts our technologies. For example, we provide modeling, manufacturing process training, equipment and materials characterization and other services to assist licensees in designing, implementing, upgrading and maintaining their packaging assembly line. We frequently provide these services as a form of training to introduce new licensees to our technology and existing clients to new technologies, with the aim that these services will help us to generate revenues in the future. We need to monitor these services adequately in order to ensure that we do not incur significant expenses without generating corresponding revenues. Our failure to monitor these services or our design and prototype services adequately may harm our business, financial position, results of operations or cash flows.

**Our imaging and optics solutions rely on the use of certain materials from a single supplier or a limited number of suppliers. The lack of availability of these materials could delay the execution of our business strategy and adversely affect our revenue.**

We rely on the use of certain materials available from a single supplier or a limited number of suppliers for the manufacturing of our small form factor micro-optics and for our development in wafer-level optics and wafer-level camera solutions. If any or some of these materials become unavailable, or, if any of these suppliers cease operations and we cannot find an alternative source, our development effort for our wafer-level optics and camera solutions could be delayed and our revenue from Imaging & Optics business could be adversely affected.

**Our licensing cycle is lengthy and costly, and our marketing and sales efforts may be unsuccessful.**

We generally incur significant marketing and sales expenses prior to entering into our license agreements, generating a license fee and establishing a royalty stream from each licensee. The length of time it takes to establish a new licensing relationship can range from six to 18 months or longer for a TCC license and 18 to 24 months or longer for an Imaging & Optics license. As such, we may incur significant losses in any particular period before any associated revenue stream begins.

We employ intensive marketing and sales efforts to educate materials suppliers, equipment vendors, licensees, potential licensees and original equipment manufacturers about the benefits of our technologies. In addition, even if these companies adopt our technologies, they must devote significant resources to integrate fully our technologies into their operations. If our marketing and sales efforts are unsuccessful, then we will not be able to achieve widespread acceptance of our technology. In addition, ongoing litigation could impact our ability to gain new licensees.

**Our financial and operating results may vary, which may cause the price of our common stock to decline.**

We currently provide guidance on revenue and expenses on a quarterly basis. Our quarterly operating results have fluctuated in the past and are likely to do so in the future. Because our operating results are difficult to predict, you should not rely on quarterly or annual comparisons of our results of operations as an indication of our future performance. We have also stated a revenue goal for our Imaging and Optics segment in 2011 based on certain assumptions about the market and our ability to achieve a series of strategic objectives. Factors that could cause our operating results to fluctuate during any period or that could adversely affect our ability to achieve our Imaging and Optics revenue goal include those listed in this "Risk Factors" section of this report and the following:

- the timing of and compliance with license or service agreements and the terms and conditions for payment to us of license or service fees under these agreements;
- changes in our royalties caused by changes in demand for products incorporating semiconductors that use our licensed technology;
- the amount of our product and service revenues;
- changes in the level of our operating expenses;
- delays in our introduction of new technologies or market acceptance of these new technologies through new license agreements;
- our ability to protect or enforce our intellectual property rights or the terms of our agreements;
- legal proceedings affecting our patents, patent applications or license agreements;
- the timing of the introduction by others of competing technologies;
- changes in demand for semiconductor chips in the specific markets in which we concentrate—DSP, ASIC, ASSP semiconductors and memory;

- changes in demand for semiconductor capital equipment, digital still cameras and other camera-enabled devices including cell phones, security systems and personal computers;
- changes in accounting principles; and
- cyclical fluctuations in semiconductor markets generally.

It is difficult to predict when we will enter into additional license agreements. The time it takes to establish a new licensing arrangement can be lengthy. Delays or deferrals in the execution of license agreements may also increase as we develop new technologies. Because the recognition period of our license revenue is dependent on meeting the requirements for revenue recognition, the timing of revenue being recognized may significantly impact our quarterly or annual operating results. Under our typical license agreements, we also receive ongoing royalty payments, and these payments may fluctuate significantly from period to period based on manufacture or sales of products incorporating our licensed technology. We expect to continue to expand our business, which will require us to increase our operating expenses. We may not be able to increase revenues in an amount sufficient to offset these increased expenditures, which may lead to a loss for any period.

Due to fluctuations in our operating results, reports from market and security analysts, litigation-related developments, our ability to achieve our Imaging and Optics revenue goal, and other factors, the price at which our common stock will trade is likely to continue to be highly volatile. In future periods, if our revenues or operating results are below our estimates or the estimates or expectations of public market analysts and investors, our stock price could decline. In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. If our stock price is volatile, we may become involved in this type of litigation in the future. Any litigation could result in substantial costs and a diversion of management's attention and resources that are needed to successfully run our business.

**The investment of our cash, cash equivalents and investments in marketable debt securities are subject to risks which may cause losses and affect the liquidity of these investments.**

At December 31, 2009, we held approximately $107.9 million in cash and cash equivalents and $295.8 million in short-term and long-term investments. These investments include various financial securities such as municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, money market funds, auction rate securities, bank demand accounts, and asset-backed obligations. The ongoing financial turmoil, originally caused by the sub-prime mortgage crisis in the U. S., has at times adversely impacted the general credit, liquidity, market and interest rates for these and other types of debt securities. The financial market risks associated with our investment portfolio may have a material adverse effect on our financial condition, results of operations or cash flows.

Our investments as of December 31, 2009 include $14.5 million in auction rate municipal bond securities ("ARS") and $1.2 million in asset-backed securities, including mortgage-backed securities (collectively "ABS"). In connection with the liquidity issues experienced in the global credit and capital markets, our ARS and ABS holdings have experienced failed auctions or thinly traded markets. A failed auction results when sell orders exceed buy orders. For the year ended December 31, 2009, we recorded a loss to earnings of $1.8 million due to an other-than-temporary impairment of ABS investments, a gain of $2.8 million on the increase in fair value of our ARS investments, and a loss of $2.8 million to earnings related to the UBS rights discussed in Note 5—*"Financial instruments"* in the Notes to Consolidated Financial Statements in this report. In addition, we have recorded net unrealized losses of $0.1 million, net of tax, in accumulated other comprehensive loss as a reduction in stockholders' equity, reflecting adjustments to the remaining available-for-sale securities with a temporary decline in value. As a result of auction failures and thinly traded markets, our ability to liquidate and fully recover the carrying value of our ARS and ABS in the near term may be limited or not exist. We may be required to wait until market stability is restored for these instruments or until the final maturity of the underlying notes to realize our investments' recorded value. If uncertainties in these credit and capital markets continue, these markets deteriorate further or we experience any additional deterioration in underlying collateral on any investments in our portfolio, we may incur impairment charges or additional realized and unrealized losses, and investments may be reclassified as long-term investments in our financial statements in future reporting periods. These events could negatively affect our financial condition, results of operations or cash flows.

**The economic downturn and financial crisis could negatively affect our businesses, results of operations and financial condition.**

Slow economic activity, increased unemployment, concerns about inflation and energy costs, decreased business and consumer confidence, reduced corporate profits and capital spending, adverse business conditions and liquidity concerns have contributed to and continue to contribute to a challenging economic environment. This environment has led to reduced customer spending in the wireless communications and semiconductor markets, made it difficult for our customers, our vendors and us to accurately forecast and plan future business activities and has caused businesses to slow spending on our products and services. Our major licensees have experienced reductions in semiconductor sales which could materially and adversely affect our revenues, results of operations and financial condition. Furthermore, the constraints in the capital and credit markets may limit the ability of our customers to timely borrow and access the capital and credit markets to meet their liquidity needs, which could result in an impairment of their ability to make timely payments to us and reduce their demand for our products and services, which could materially and adversely impact our results of operations or cash flows.

**We operate in a highly cyclical semiconductor industry, which is subject to significant downturns.**

The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, declining economic conditions, maturing product and technology cycles, and excess inventories. This cyclicality could cause our operating results to decline dramatically from one period to the next. Our business depends heavily upon the volume of production by our licensees, which, in turn, depends upon the current and anticipated market demand for semiconductors and products that use semiconductors. Similarly, our services business relies at least in part upon the outsourcing of design and engineering projects by the semiconductor industry. Semiconductor manufacturers and package assembly companies generally sharply curtail their spending during industry downturns, such as in the current global economic downturn, and historically have lowered their spending more than the decline in their revenues. As a result, the impact of the current global economic downturn on our businesses is exacerbated by the cyclicality of the semiconductor industry. If we are unable to control our expenses adequately in response to lower revenues from our licensees and service customers in the current or any future economic downturn, our operating results may suffer and we may experience operating losses.

**We are subject to laws and regulations governing government contracts, and failure to address these laws and regulations or comply with government contracts could harm our business by a reduction in revenue associated with these customers.**

Even though we are no longer pursuing government or government agency business, we are still subject to various statutes and regulations related to this business. The laws governing government contracts differ from the laws governing private contracts. For example, many government contracts contain pricing terms and conditions such as audit provisions that may not be applicable to private contracts. Although we have performed our obligations under these government contracts, we are subject to audits relating to compliance with the regulations governing these government contracts. A failure to comply with these regulations or an adverse audit finding might result in an adjustment to our revenue previously recorded, debarment from future government contracts, and possible civil and criminal penalties. In addition, the government may acquire certain intellectual property rights in data produced or delivered under such contracts and inventions made under such contracts.

**Future changes in financial accounting or existing taxation standards, rules, practices or interpretation may cause adverse unexpected revenue and expense fluctuations which may impact our reported results of operations.**

We prepare our consolidated financial statements in accordance with U.S. GAAP. These principles are subject to interpretations by the SEC and various accounting bodies. In addition, we are subject to various taxation rules in many jurisdictions. The existing taxation rules are generally complex, voluminous and often ambiguous. Changes to existing taxation rules such as the current Presidential Administration's proposals for reforming U.S. international tax rules, or changes to the financial accounting standards such as the proposed convergence to international financial reporting standards, or any changes to the interpretations of these standards or rules may adversely affect our reported financial results or the way we conduct our business. Recent accounting pronouncements and their estimated potential impact on our business are addressed in the Note 3—"*Recent Accounting Pronouncements*" in the Notes to Consolidated Financial Statements.

**The international nature of our business exposes us to financial and regulatory risks that may have a negative impact on our consolidated financial position, results of operations or cash flow, and we may have difficulty protecting our intellectual property in some foreign countries.**

We derive a significant portion of our revenues from licensees headquartered outside of the U.S. We have also expanded our operations outside of the U.S. such as research and development facilities in Japan, Israel, Ireland and Romania to design, develop, test or market certain technologies. International operations are subject to a number of risks, including but not limited to the following:

- Fluctuations in exchange rates between the U.S. dollar and foreign currencies as our revenues are denominated principally in U.S. dollars and a portion of our costs are based in non U.S. dollars;
- Security concerns, including crime, political instability, terrorist activity, armed conflict and civil or military unrest;
- Changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment;
- Regulatory requirements and prohibitions that differ between jurisdictions;
- Laws and business practices favoring local companies;
- Withholding tax obligations on license revenues that we may not be able to offset fully against our U.S. tax obligations, including the further risk that foreign tax authorities may re-characterize license fees or increase tax rates, which could result in increased tax withholdings and penalties;
- Differing employment practices, labor issues and business and cultural factors;
- Less effective protection of intellectual property than is afforded to us in the U.S. or other developed countries; and
- Limited infrastructure and disruptions, such as large-scale outages or interruptions of service from utilities or telecommunications providers.

Our intellectual property is also used in a large number of foreign countries. There are many countries in which we currently have no issued patents. In addition, effective intellectual property enforcement may be unavailable or limited in some foreign countries. It may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. We expect this to become a greater problem for us as our licensees increase their manufacturing in countries which provide less protection for intellectual property. Our inability to enforce our intellectual property rights in some countries may harm our business, financial position, results of operations or cash flows.

**Our business and operating results may be harmed if we are unable to manage growth in our business or if we undertake any restructuring activities.**

We plan to continue the expansion of our operations, domestically and internationally, and may continue to do so through both internal growth and acquisitions. This expansion may strain our systems and management, operational and financial controls and resources. In addition, we are likely to incur higher operating costs. To manage our growth effectively, we must continue to improve and expand our management, systems and financial controls. We also need to continue to expand, train and manage our employee base. We cannot ensure that we will be able to timely and effectively meet demand and maintain the quality standards required by our existing and potential customers and licensees. If we are unable to effectively manage our growth or we are unsuccessful in recruiting and retaining personnel, our business and operating results will be harmed.

From time to time, we may undertake to restructure our business. There are several factors that could cause a restructuring to have an adverse effect on our business, financial position, results of operations or cash flows. These include potential disruption of our operations, the timing of development of our technology, the deliveries to our customers and other aspects of our business. Employee morale and productivity could also suffer and we may lose employees whom we want to keep. Any restructuring would require substantial management time and attention and may divert management from other important work. If we undertake employee reductions or other restructuring activities, we may incur restructuring and related expenses that may be material to our company. Moreover, we could encounter delays in executing any restructuring plans, which could cause further disruption and additional unanticipated expense.

**We may dispose of or discontinue product lines or business divisions if our existing product lines do not fit into our strategic vision or meet forecasted results, which may adversely impact our business operations and financial condition.**

As our strategy continues to evolve and the business climate continues to change, we may dispose, discontinue, or divest our product lines or business divisions. Disposing or discontinuing existing product lines or business divisions provides no assurance that our operating expenses will be reduced or will not cause us to incur material charges associated with such decision. Furthermore, the disposition or discontinuance of an existing product line or business division entails various risks, including the risk of not being able to obtain a purchaser, or, if obtained, the purchase price may not be equal to at least the net asset book value for the product line. Other risks include adversely affecting employee morale, managing the expectations of, and maintaining good relations with, our customers of our disposed or discontinued product lines or business divisions, which could prevent us from selling other products to them. We may also incur other significant liabilities and costs associated with our disposal or discontinuance of product lines or business divisions, including employee severance costs, relocation expenses, and impairment of lease obligations and long-lived assets.

**Certain disputes regarding our intellectual property may require us to indemnify certain licensees, the cost of which could adversely affect our business operations and financial condition.**

While we generally do not indemnify our licensees, some of our license agreements in imaging and optics provide limited indemnities for certain actions brought by third parties against our licensees, and some require us to provide technical support and information to a licensee that is involved in litigation for using our technology. We expect to agree to provide similar indemnity or support obligations to future licensees. Our indemnity and support obligations could result in substantial expenses. In addition to the time and expense required for us to indemnify or supply such support to our licensees, a licensee's development, marketing and sales of licensed imaging and optics products could be severely disrupted or shut down as a result of litigation, which in turn could have a material adverse affect on our business operations, consolidated financial position, results of operations or cash flows.

**We could experience losses due to product liability claims or may be subject to claims of intellectual property infringement, either of which could result in substantial costs to us.**

We sell products and provide services that may subject us to product liability claims in the future. Although we carry liability insurance in amounts that we believe are appropriate, product liability claims can be costly and any future product liability claim made against us may exceed the coverage limits of our insurance policies, be excluded from coverage under the terms of our policies or cause us to record a self-insured loss. A product liability claim in excess of our insurance policies could have a material adverse effect on our business, financial condition and results of operations. Even if a product liability loss is covered by our insurance policies, such policies contain substantial retentions and deductibles that we would be required to pay. Our existing insurance may not be renewed at a cost and level of coverage comparable to that presently in effect, or at all. The payment of retentions or deductibles for a significant amount of claims could have a material adverse effect on our business, financial position, results of operations or cash flow.

Third parties could assert patent or other intellectual property infringement claims against us based on the products and services that we sell. It may be time consuming and costly to defend ourselves against any of these claims, regardless of their validity, and we may not prevail. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could block our ability to further develop or commercialize some or all of our products or services in the U.S. and abroad. In the event of a claim of infringement, we may be required to obtain one or more licenses from or pay royalties to third parties. We may be unable to obtain any such licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain such license could harm our business.

**If we lose any of our key personnel or are unable to attract, train and retain qualified personnel, we may not be able to execute our business strategy effectively.**

Our success depends, in large part, on the continued contributions of our key management, engineering, sales and marketing, legal and finance personnel, many of whom are highly skilled and would be difficult to replace. None of our senior management, key technical personnel or key sales personnel are bound by written employment contracts to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our key personnel. The loss of any of our senior management or other key personnel could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate. Moreover, some of the individuals on our management team have been in their current positions for a relatively short period of time. Our future success will depend to a significant extent on the ability of our management team to work together effectively.

Our success also depends on our ability to attract, train and retain highly skilled managerial, engineering, sales, marketing, legal and finance personnel and on the abilities of new personnel to function effectively, both individually and as a group. Competition for qualified senior employees can be intense. For example, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications to support our growth and expansion. Further, we must train our new personnel, especially our technical support personnel, to respond to and support our licensees and customers. If we fail to do this, it could lead to dissatisfaction among our licensees or customers, which could slow our growth or result in a loss of business.

**Our business operations could suffer in the event of information technology systems' failures or security breaches.**

Despite system redundancy and the implementation of security measures within our internal and external information technology and networking systems, our information technology systems may be subject to security breaches, damages from computer viruses, natural disasters, terrorism, and telecommunication failures. Any system failure or security breach could cause interruptions in our operations in addition to the possibility of losing proprietary information and trade secrets. To the extent that any disruption or security breach results in inappropriate disclosure of our confidential information, we may incur liability or additional costs to remedy the damages caused by these disruptions or security breaches.

**Decreased effectiveness of share-based compensation could adversely affect our ability to attract and retain employees.**

We have historically used stock options and other forms of stock-based compensation as key components of our employee compensation program in order to align employees' interests with the interests of our stockholders, encourage employee retention and provide competitive compensation and benefit packages. Since the adoption of the authoritative guidance on share-based payment, we have recorded increased compensation costs associated with our stock-based compensation programs. As a result of the fluctuations of our stock price, many of our employees held stock options with exercise prices significantly higher than the market price of our common stock. A one-time stock option exchange program, approved by stockholders at the 2009 annual meeting, was completed in July 2009. There is no guarantee that the program will provide the incentive to help retain and motivate our employees. Difficulties relating to obtaining stockholder approval of equity compensation plans or changes to the plans could make it harder or more expensive for us to grant stock-based compensation to employees in the future. As a result, we may find it difficult to attract, retain and motivate employees, and any such difficulty could materially adversely affect our business.

**Failure to comply with environmental regulations could harm our business.**

We use hazardous substances in the manufacturing and testing of prototype products and in the development of our technologies in our research and development laboratories. We are subject to a variety of local, state, federal and foreign governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. Our past, present or future failure to comply with environmental regulations could result in the imposition of substantial fines on us, suspension of production, and alteration of our manufacturing processes or cessation of operations. Compliance with such regulations could require us to acquire expensive remediation equipment or to incur other substantial expenses. Any failure by us to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject us to significant liabilities, including joint and several liabilities under certain statutes. The imposition of such liabilities could significantly harm our business, financial position, results of operations or cash flows.

**We have business operations located globally in places that are subject to natural disasters.**

Our business operations depend on our ability to maintain and protect our facilities, computer systems and personnel. Our locations may be subject to earthquakes, hurricanes and other natural disasters. Should a hurricane, earthquake or other catastrophe, such a fire, flood, power loss, communication failure or similar event disable our facilities, we do not have readily available alternative facilities from which we could conduct our business.

**Some of our offices are located in states or countries where the local governments may be in financial crisis which may interrupt our business operations and adversely impact our results of operations.**

We operate our business globally in many jurisdictions worldwide. Our corporate headquarters are located in the state of California which has recently declared the possibility of insolvency. As a result, the state has stopped certain improvement projects and disrupted certain services to its residents, and future state actions are uncertain. Our results of operations could be adversely impacted if the state proposes additional taxation or other measures to increase its revenue through tax levies on corporations like us or on its residents, including some of our employees. In addition, we have operations in the various countries worldwide, including Hungary and Romania, where the countries may be facing financial distress. For example, the government of Hungary implemented special taxes on corporations in 2007 and has notably increased its tax examination activities. If the governments of these states or countries where we have business operations cannot provide public services, impose additional tax regulations or levies, or increase their tax examination activities, our business operations may be interrupted and our results of operations may be adversely impacted.

**We have made and may continue to make or to pursue acquisitions which could divert management's attention, cause ownership dilution to our stockholders, or be difficult to integrate, which may adversely affect our financial results.**

We have made several acquisitions, and it is our current plan to continue to acquire companies and technologies that we believe are strategic to our future business. Investigating businesses or technologies and integrating newly acquired businesses or technologies could put a strain on our resources, could be costly and time consuming, and might not be successful. Such activities could divert our management's attention from other business concerns. In addition, we might lose key employees while integrating new organizations. Acquisitions could also result in customer dissatisfaction, performance problems with an acquired company or technology, potentially dilutive issuances of equity securities or the incurrence of debt, the assumption or incurrence of contingent liabilities, possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business. Our plans to integrate and expand upon research and development programs and technologies initiated at each of our operating locations, including image sensor packaging, wafer-level optics and camera technology from our operation in Charlotte, North Carolina, image enhancement technology for digital auto focus and optical zoom from our operation in Tel Aviv, Israel, and microelectronics packaging and system integration from our operation in San Jose, California, may result in products or technologies that are not adopted by the market. The market may adopt competitive solutions to our products or technologies. Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenues and cost benefits.

**There are numerous risks associated with our acquisitions of businesses and technologies.**

In May 2009, we completed our purchase of certain assets and customer agreements from Dblur Technologies Ltd., a company based in Israel. In February 2008, we completed our acquisition of FotoNation, Inc., a company headquartered in Burlingame, California. In February 2007, we acquired Eyesquad GmbH, a company based in Munich, Germany and certain assets from North Corporation, a company based in Yokohama, Japan. In July 2006, we completed our acquisition of Digital Optics Corporation, a company based in Charlotte, North Carolina. In December 2005, we completed our acquisition of certain equipment, intellectual property and other intangible assets from Shellcase, Ltd., a company based in Israel. These acquisitions are subject to a number of risks, including but not limited to the following:

- These acquisitions could fail to produce anticipated benefits, or could have other adverse effects that we currently do not foresee. As a result, these acquisitions could result in a reduction of net income per share as compared to the net income per share we would have achieved if these acquisitions had not occurred.
- Following completion of these acquisitions, we may uncover additional liabilities or unforeseen expenses not discovered during our diligence process. Any such additional liabilities or expenses could result in significant unanticipated costs not originally estimated, such as impairment charges of acquired assets and goodwill, and may harm our financial results.
- The integration of technologies and personnel, if any, will be a time consuming and expensive process that may disrupt our operations if it is not completed in a timely and efficient manner. If our integration efforts are not successful, our results of operations could be harmed, employee morale could decline, key employees could leave, and customer relations could be damaged. In addition, we may not achieve anticipated synergies or other benefits from any of these acquisitions.
- We have incurred substantial direct transaction costs as a result of these acquisitions and anticipate incurring substantial additional costs to support the integration of these businesses and technologies. The total cost of the integration may exceed our expectations.

- Sales by the acquired businesses may be subject to different accounting treatment than our existing businesses, especially related to the recognition of revenue. This may lead to potential deferral of revenue due to new multiple-element revenue arrangements.

**If our goodwill, amortizable intangible assets (such as acquired patents), or equity investments become impaired we may be required to record a significant charge to earnings.**

In addition to internal development, we intend to broaden our intellectual property portfolio through strategic relationships and acquisitions. We believe this will enhance the competitiveness and size of our current businesses and diversify into markets and technologies that complement our current businesses. These acquisitions could be in the form of asset purchases, equity investments, or business combinations. As a result, we may have intangible assets which are amortized over their estimated useful lives, equity investments and goodwill. Under GAAP, we are required to review our amortizable intangible assets such as patent portfolio and equity investments for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill, amortizable intangible assets or equity investments may not be recoverable include a decline in future cash flows, slower growth rates in our industry or slower than anticipated adoption of our products by our customers. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill, amortizable intangible assets or equity investments is determined, resulting in an adverse impact on our business, financial position, results of operations or cash flows.

**Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.**

Changing laws, regulations and standards relating to corporate governance and public disclosure, new SEC regulations and Nasdaq Stock Market rules, have created uncertainty for companies. These laws, regulations and standards are often subject to varying interpretations. As a result, their application in practice may evolve as new guidance is provided by regulatory and governing bodies, which could result in higher costs necessitated by ongoing revisions to disclosure and governance practices. As a result of our efforts to comply with evolving laws, regulations and standards, we have increased and may continue to increase general and administrative expenses and diversion of management time and attention from revenue-generating activities to compliance activities.

**Provisions of our certificate of incorporation and bylaws or Delaware law might delay or prevent a change of control transaction and depress the market price of our stock.**

Various provisions of our certificate of incorporation and bylaws might have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Certain of these provisions eliminate cumulative voting in the election of directors, authorize the board to issue "blank check" preferred stock, prohibit stockholder action by written consent, eliminate the right of stockholders to call special meetings, limit the ability of stockholders to remove directors, and establish advance notice procedures for director nominations by stockholders and the submission of other proposals for consideration at stockholder meetings. We are also subject to provisions of Delaware law which could delay or make more difficult a merger, tender offer or proxy contest involving our company. In particular, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless specific conditions are met. Any of these provisions could have the effect of delaying, deferring or preventing a change in control, including without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of our common stock.

**Item 1B.** ***Unresolved Staff Comments***

Not applicable.

**Item 2.** ***Properties***

Our principal corporate administrative, sales, marketing and research and development facilities are located in San Jose, California, and are held under an operating lease. We own a research and development and manufacturing facility in Charlotte, North Carolina. We also have research and development facilities in Japan, Israel, Ireland and Romania that are held under operating leases. All reporting segments utilize these facilities. We believe our existing facilities are suitable and adequate for our current needs.

**Item 3.** ***Legal Proceedings***

*Tessera, Inc. v. Advanced Micro Devices, Inc. et al., Civil Action No. 05-04063 (N.D. Cal)*

On October 7, 2005, the Company filed a complaint for patent infringement against Advanced Micro Devices, Inc. ("AMD") and Spansion LLC in the United States District Court for the Northern District of California, alleging infringement of Tessera's U.S. Patent Nos. 5,679,977, 5,852,326, 6,433,419 and 6,465,893 arising from AMD's and Spansion LLC's respective manufacture, use, sale, offer to sell and/or importation of certain packaged semiconductor components and assemblies thereof. Tessera seeks to recover damages, up to treble the amount of actual damages, together with attorney's fees, interest and costs. The Company also seeks other relief, including enjoining AMD and Spansion LLC from continuing to infringe these patents.

On December 16, 2005, Tessera filed a first amended complaint to add Spansion Inc. and Spansion Technology, Inc. to the lawsuit.

On January 31, 2006, the Company filed a second amended complaint to add claims for breach of contract and/or patent infringement against several new defendants, including Advanced Semiconductor Engineering, Inc., ASE (U.S.) Inc., ChipMOS Technologies, Inc., ChipMOS U.S.A., Inc., Siliconware Precision Industries Co. Ltd, Siliconware USA Inc., STMicroelectronics N.V., STMicroelectronics, Inc., STATS ChipPAC Ltd., STATS ChipPAC, Inc. and STATS ChipPAC Ltd. (BVI). The defendants in this action have asserted affirmative defenses to the Company's claims, and some of them have brought related counterclaims alleging that the Tessera patents at issue are invalid, unenforceable and not infringed, and/or that Tessera is not the owner of the patents.

On May 24, 2007, the parties stipulated to temporarily stay this action pending completion of Investigation No. 337-TA-605, including appeals, before the International Trade Commission ("ITC"). On August 5, 2008, the court ordered that this action be further stayed pending completion, including appeals, of Investigation No. 337-TA-649 before the ITC. The matter currently remains stayed, with a Case Management Conference currently set for June 22, 2010. The Company expects that potential damages will continue to accrue during the stay period through the anticipated expiration of the asserted patents in September of 2010. Upon completion of the ITC actions, the proceeding may continue, with Tessera seeking to recover its damages attributable to the alleged infringement.

The Company cannot predict the outcome of these proceedings. An adverse decision in any of these proceedings could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*Tessera Technologies, Inc. v. Hynix Semiconductor Inc. et. al, Case No. 106CV-076688*

On December 18, 2006, the Company filed a complaint against Hynix Semiconductor Inc. and Hynix Semiconductor America, Inc. (collectively, "Hynix") in the Superior Court of the State of California, for the County of Santa Clara, alleging violations of California antitrust law and California common law based on

Hynix's alleged anticompetitive actions in markets related to synchronous DRAM. The Company also seeks other relief, including enjoining Hynix from continuing their alleged anticompetitive actions. On June 1, 2007, the Superior Court overruled the demurrer to Tessera's Cartwright Act claims against Hynix, thus allowing the claims to proceed. On September 14, 2007, the court overruled another demurrer to Tessera's claim for interference with contract and business relations, allowing those claims to proceed as well.

Fact and expert discovery in the action are closed. On June 12, 2009, Hynix filed three motions for summary adjudication, addressing among other things Tessera's standing to bring antitrust claims, its permitted damages, and the propriety of its causes of action for violation of certain California state laws. Tessera's oppositions to the summary adjudication motions were filed on August 14, 2009. The hearing on Hynix's motions took place on February 22, 2010 and February 24, 2010. The motions were taken under submission by the court. On July 10, 2009, the court granted in part Hynix's motion to continue the trial date, but ruled that all discovery deadlines would remain as previously scheduled.

On September 17, 2009, the judge to whom the case previously had been assigned filed a petition with the Judicial Council to coordinate the *Tessera v. Hynix* action with the *Rambus v. Micron* action pending before Judge Kramer in the San Francisco County Superior Court (Case No. 04-0431105). On October 15, 2009, the Judicial Council issued an order appointing Judge Kramer as the coordination motion judge. In December 2009, the action was formally coordinated with the *Rambus v. Micron* action. No new trial date has been set yet.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*In re Certain Semiconductor Chips With Minimized Chip Package Size and Products Containing Same, ITC No. 337-TA-605*

On April 17, 2007, the Company filed a complaint with the ITC, requesting that the ITC commence an investigation under Section 337 of the Tariff Act of 1930, as amended. The ITC officially instituted an investigation as requested by Tessera on May 21, 2007. The respondents are ATI Technologies, Inc., Freescale Semiconductor, Inc., Motorola, Inc., Qualcomm, Inc., Spansion, Inc., Spansion, LLC and ST Microelectronics N.V. The ITC, among other things, investigated infringement of U.S. Patent Nos. 5,852,326 and 6,433,419, and considered Tessera's request for issuance of an order excluding from entry into the United States infringing packaged semiconductor components, assemblies thereof, and products containing the same, as well as cease and desist orders directing the respondents with domestic inventories to desist from activities with respect to infringing products.

On September 19, 2007, the ITC issued an order setting key dates for the investigation, including for the ITC hearing which was scheduled to run from February 25, 2008 to February 29, 2008. On October 17, 2007, the investigation was assigned to Administrative Law Judge Theodore Essex.

On June 11, 2007, the respondents filed a motion to stay the investigation pending the completion of reexamination proceedings relating to the asserted Tessera patents. Tessera opposed the motion on June 21, 2007; Judge Essex did not rule on the motion. On February 22, 2008, the respondents filed a renewed motion to stay the ITC action pending completion of reexamination proceedings relating to the patents at issue, in view of office actions issued by the United States Patent and Trademark Office ("PTO") in the reexamination of these patents described below in *Reexamination Proceedings*. An initial hearing of the matter was held on February 25, 2008, and Tessera further opposed the motion in writing on that date. On February 26, 2008, Judge Essex ruled that the action would be stayed in view of the pending reexamination proceedings relating to the patents at issue.

On March 4, 2008, Tessera filed a Request for Emergency Review with the ITC, seeking reversal of the order staying the case, and seeking reinstatement of the hearing date. On March 27, 2008, the ITC issued an order reversing the stay, and requiring that the hearing proceedings be rescheduled for the earliest practicable date. On April 29, 2008, the ITC issued its confidential written opinion regarding reversal of the stay.

The five-day hearing began on July 14, 2008, and was completed on July 18, 2008. On October 16, 2008, Judge Essex issued an order extending the target date for completion of the investigation by the ITC from February 20, 2009 to April 3, 2009, and extended the target date for issuance of the initial determination regarding violation from October 20, 2008 to December 1, 2008.

On December 1, 2008, Judge Essex issued the Initial Determination on Violation of Section 337 and Recommended Determination on Remedy and Bond. He found, among other things, that Tessera had established a domestic industry in the United States due to Tessera's licensing program, that the asserted patents are valid, but that Tessera had failed to prove infringement of the asserted claims of the patents-in-suit.

On December 15, 2008, Tessera, certain respondents, and the Staff filed petitions for review of the Initial Determination. The parties filed replies to each others' petitions for review on December 23, 2008.

On January 29, 2009, the Commission announced that it had decided to review the Initial Determination in part. Specifically, the Commission determined to review, among other issues, Judge Essex's findings that the respondents' accused devices do not infringe the asserted claims and that a particular prior art device does not anticipate the asserted patents under 35 U.S.C. §§ 102(b) or (g). The Commission originally set a deadline of February 13, 2009 for the parties to submit responses to particular questions posed by the Commission, with February 23, 2009 set as the deadline for reply submissions. The Commission later extended those deadlines to February 23, 2009 and March 5, 2009, respectively.

On March 12, 2009, respondents Spansion, Inc. and Spansion LLC (collectively "Spansion") filed a Notice of Commencement of Bankruptcy Proceedings and Automatic Stay, notifying the Commission of Spansion's recent filings for bankruptcy and asserting that certain administrative claims against Spansion must be stayed pursuant to Section 362 of the Bankruptcy Code. On March 18, 2009, Tessera filed a response to Spansion's filing, noting that Spansion did not expressly claim that the bankruptcy filing required a stay of this action. On March 23, 2009, the ITC staff submitted a response to Spansion's filing, asserting that Spansion's bankruptcy filing does not require any stay of the investigation against Spansion. On May 20, 2009, the ITC denied Spansion's request to stay the investigation against Spansion.

On March 26, 2009, the Commission issued a Notice of Commission Decision to Request Additional Briefing on Remedy and to Extend the Target Date. Pursuant to the notice, the Commission requested additional briefing from the parties, or from any interested third parties, addressing three issues specified in the notice regarding the appropriateness of Tessera's proposed remedy. The Commission also determined that the target date for issuance of its final determination would be extended from April 14, 2009 until May 20, 2009. Initial written submissions in response to the Commission's notice were filed by Tessera, certain respondents, the ITC staff, and by certain third parties on April 10, 2009. Reply submissions were filed by Tessera, certain respondents, the ITC staff and certain third parties on April 20, 2009. On April 20, 2009, the Commission also issued an order permitting interested third parties to have an extra nine days, until April 29, 2009, to file additional reply submissions.

On May 20, 2009, the Commission issued its Final Determination in the action. The Commission, among other things, reversed Judge Essex's ruling that Tessera had not proven infringement by the respondents, and ruled that Tessera had established infringement. The Commission affirmed Judge Essex's ruling that the patents are not invalid. The Commission denied Tessera's request for a General Exclusion Order, but granted a Limited Exclusion Order against all respondents (and certain related entities) and Cease and Desist Orders against certain respondents (and certain related entities).

On or about July 19, 2009, the Presidential Review period expired, and no alterations were made to the ITC's orders in the investigation. The Investigation by the ITC is now being appealed, as discussed immediately below.

On or about June 2, 2009, Motorola, Inc. and Tessera entered into a settlement and license agreement regarding certain Tessera technology, including the patents at issue in the ITC investigation.

The Company cannot predict the outcome of this proceeding, which may be impacted by appellate proceedings, as discussed immediately below. An adverse decision in proceedings regarding this action could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*Spansion, Inc. et al., v. International Trade Commission and Tessera, Inc., U.S. Court of Appeals for the Federal Circuit Case Nos. 2009-1460, 2009-1461, 2009-1462, and 2009-1465*

On or about July 20, 2009, respondents ATI Technologies, Inc., Freescale Semiconductor, Inc., Qualcomm, Inc., Spansion, Inc., Spansion LLC and ST Microelectronics N.V. filed appeals of the ITC's Final Determination in Investigation No. 337-TA-605 with the United States Court of Appeals for the Federal Circuit. The appellants also filed certain "emergency" motions seeking a stay of the ITC's limited exclusion order and cease and desist orders during the pendency of the appeal proceedings, as well as an immediate stay of those ITC orders while the Federal Circuit considered briefing as to whether to grant a stay during the appeal.

On July 22, 2009, the Federal Circuit issued an order consolidating appeals from the ITC's 337-TA-605 investigation, and ordering Tessera and the ITC to file responses to the appellants' motion to stay no later than July 29, 2009. On July 29, 2009, Tessera and the ITC each filed their briefing in opposition to a stay of the ITC's orders during the appeal. On August 3, 2009, the respondents filed a reply brief in support of their motion. On August 4, 2009, Tessera filed a supplemental response to the respondents' reply brief. Also on August 4, 2009, the Federal Circuit issued an order denying Tessera's request for leave to file a brief in excess of the usual page limits, and ordered Tessera to file a corrected version of its July 29, 2009 brief consisting of no more than 20 pages. Tessera filed its corrected brief on August 6, 2009. On September 8, 2009, the Federal Circuit denied the motions for a stay.

On September 22, 2009, respondents ATI Technologies, Inc. and Freescale Semiconductor, Inc. filed a Combined Motion for Reconsideration and Suggestion for Rehearing En Banc of the Federal Circuit's denial of their stay motion. Tessera opposed the motion on October 5, 2009. The ITC also opposed the motion on October 5, 2009. On October 23, 2009, the Federal Circuit ruled in the Company's favor, denying the respondents' request to stay the limited exclusion order and cease and desist orders during the appeal. The Federal Circuit also notified the parties that it had circulated the petition for rehearing en banc to the court. On November 5, 2009, the petition for rehearing en banc was denied.

On October 30, 2009, the respondents filed their appellate briefing regarding the merits of the ITC's ruling. Tessera filed its response brief in the appeal on January 15, 2010, and the respondents' reply briefs were filed on February 19, 2010. Oral argument has not yet been scheduled.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*Tessera, Inc. v. Motorola, Inc., et. al, Case No. 2:07cv143 (E.D. Tex.)*

On April 17, 2007, the Company filed a complaint against Motorola, Inc., Qualcomm, Inc., Freescale Semiconductor, Inc., and ATI Technologies, Inc. in the United States District Court for the Eastern District of Texas, alleging infringement of Tessera's U.S. Patent Nos. 5,852,326 and 6,433,419, arising from, among other things, the defendants' respective manufacture, use, sale, offer to sell and/or importation of certain packaged semiconductor components and assemblies thereof. The Company seeks to recover damages, up to treble the amount of actual damages, together with attorney's fees, interest and costs. The Company also seeks other relief, including enjoining the defendants from continuing to infringe these patents. The defendants have not yet answered Tessera's complaint. The parties have agreed that the case will be temporarily stayed pending completion, including appeals, of ITC Investigation No. 337-TA-605 titled *In re Certain Semiconductor Chips With Minimized Chip Package Size and Products Containing Same* .

On or about June 2, 2009, Motorola, Inc. and Tessera entered into a settlement and license agreement regarding certain Tessera technology, including the patents at issue in this action. Tessera's request to dismiss Motorola, Inc. from the action was granted by the Court on June 8, 2009.

The Company cannot predict the outcome of these proceedings. An adverse decision in any of these proceedings could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same (III), ITC No. 337-TA-630 (the "'630 ITC Action")*

On December 7, 2007, the Company filed a complaint with the ITC, requesting that the ITC commence an investigation under Section 337 of the Tariff Act of 1930, as amended. The ITC officially instituted an investigation as requested by Tessera on January 3, 2008. The respondents named in the complaint were A-Data Technology Co., Ltd., A-Data Technology (U.S.A.) Co., Ltd., Acer, Inc., Acer America Corp., Centon Electronics, Inc., Elpida Memory, Inc., Elpida Memory (USA) Inc., International Products Sourcing Group, Inc., Kingston Technology Co., Inc., Nanya Technology Corporation, Nanya Technology Corp., U.S.A., Peripheral Devices & Products Systems, Inc. d/b/a Patriot Memory, Powerchip Semiconductor Corp., ProMOS Technologies Inc., Ramaxel Technology Ltd., Smart Modular Technologies, Inc., TwinMOS Technologies, Inc., and TwinMOS Technologies USA Inc. In the Notice of Institution, the ITC stated that it would, among other things, investigate infringement of U.S. Patent Nos. 5,679,977, 6,133,627, 5,663,106, and 6,458,681, and consider Tessera's request for issuance of an order excluding from entry into the United States infringing packaged semiconductor components, assemblies thereof, and products containing the same, as well as cease and desist orders directing parties with domestic inventories to desist from activities with respect to infringing products.

The action was assigned to Administrative Law Judge Bullock. On January 14, 2008, Judge Bullock issued a protective order in the action, and ground rules setting case procedures. On January 23, 2008, Judge Bullock issued an order setting the target date for completion of the investigation at April 14, 2009. On February 27, 2008, Judge Bullock ordered the hearing date to be set for September 22, 2008.

With the exception of the TwinMOS respondents, all of the respondents answered Tessera's complaint. On February 19, 2008, Tessera filed a motion for an order to show cause why the TwinMOS respondents should not be found to be in default. Tessera's motion was granted. The TwinMOS respondents have not responded to the order to show cause.

On May 15, 2008, Company filed a motion to withdraw U.S. Patent No. 6,458,681 from the ITC action. The respondents did not oppose the motion, and the motion was granted. In July 2008, the action was assigned to Judge Essex.

On May 21, 2008, Company settled its dispute with one of the respondents, International Products Sourcing Group ("IPSG"), and entered into a settlement and license agreement with IPSG and its parent, Micro Electronics, Inc. As part of the settlement, IPSG and Micro Electronics acknowledged the validity and enforceability of the asserted patents, and further acknowledged that their accused products infringe those patents. IPSG has been dismissed from the ITC action. On August 14, 2008, Company settled its dispute with another respondent, Peripheral Devices & Products Systems, Inc. ("PDP"), and entered into a settlement and license agreement with PDP. As part of the settlement, PDP, on behalf of itself and its parents, affiliates and subsidiaries, acknowledged the validity and enforceability of the asserted patents, and further acknowledged that its accused products infringe those patents. On September 22, 2008, Judge Essex granted the motion of A-DATA Technology Co., Ltd. and A-DATA Technology (USA) Co., Ltd. to dismiss those respondents from the ITC action based on their stipulation to a consent order pursuant to which they agreed not to import or sell for importation into the United States any products infringing Tessera's asserted patents.

A nine-day hearing in this action began on September 22, 2008 and was completed on October 3, 2008. The parties completed their initial post-hearing briefing on October 31, 2008. On January 2, 2009, Judge Essex issued an order extending the date for issuance of his initial determination regarding violation from January 14, 2009 until March 6, 2009. On February 10, 2009, Judge Essex again extended the date for issuance of his initial determination regarding violation until May 22, 2009, and extended the target date for completion of the Commission's investigation until September 22, 2009. On April 2, 2009, Judge Essex again extended the date for issuance of his initial determination regarding violation until July 17, 2009, and extended the target date for completion of the Commission's investigation until November 17, 2009. On June 12, 2009, Judge Essex again extended the date for issuance of his initial determination until August 28, 2009. The June 12, 2009 order also extended the target date for completion of the Commission's investigation until December 29, 2009.

In a separate June 12, 2009 order, Judge Essex requested briefing from the parties as to the effect, if any, of the Commission's opinion in the 337-TA-605 investigation on the infringement analysis that Judge Essex should undertake in the 377-TA-630 investigation. The parties submitted their initial briefing on this issue on June 26, 2009, and their reply briefing on July 6, 2009.

On August 28, 2009, Judge Essex issued an Initial Determination on Violation of Section 337 and Recommended Determination on Remedy and Bond, in which he found that no violation of Section 337 of the Tariff Act of 1930 had occurred. The Administrative Law Judge ("ALJ") held, among other things, that the Commission had subject matter jurisdiction over the parties and products, that the importation or sale requirement of Section 337 was satisfied, that the accused products do not infringe the asserted claims, that the asserted claims are not invalid for anticipation, obviousness or indefiniteness, that a domestic industry exists, that the respondents failed to approve the affirmative defense of licensing, that respondents except for Elpida Memory, Inc. and Elpida Memory (USA) Inc. (collectively, "Elpida") failed to prove the affirmative defense of patent exhaustion for certain accused products but had established it for others, and that Elpida proved that all of its accused products are subject to patent exhaustion. The section addressing the recommended remedy and bond provisionally recommended among other things that, if a violation of Section 337 had been found, Tessera had not demonstrated entitlement to a general exclusion order or an order extending to downstream products, and that a bond could have been set at a reasonable royalty rate as determined by Tessera's license agreements.

On September 17, 2009, Tessera and the ITC Staff filed petitions for review of portions of the Initial Determination. Certain respondents also conditionally sought review of portions of the Initial Determination. The parties filed replies to each others' petitions for review on October 1, 2009. On October 30, 2009, the ITC announced that it will review portions of the Initial Determination. The Commission stated that it would review, among other things, whether the respondents infringed the Tessera patents asserted in the action.

On December 29, 2009, the ITC issued a Notice of Final Determination holding, among other things, that it would (1) modify the ALJ's construction of the claim terms "top layer" and "thereon" recited in claim 1 of U.S. Patent No. 5,663,106 (the "106 patent"); (2) reverse the ALJ's finding that the accused μBGA products do not meet all of the limitations of the asserted claims of the '106 patent but affirm his finding that there is no infringement due to patent exhaustion; (3) affirm the ALJ's finding that the accused wBGA products do not infringe the asserted claims of the '106 patent; (4) affirm the ALJ's validity and domestic industry analyses pertaining to the asserted claims of the '106 patent; (5) affirm the ALJ's finding that the Direct Loading testing methodology employed by Tessera's expert fails to prove infringement; and (6) affirm the ALJ's finding that the 1989 Motorola OMPAC 68-pin chip package fails to anticipate claims 17 and 18 of U.S. Patent No. 5,679,977 (the "977 patent") under the on-sale bar provision of 35 U.S.C. § 102(b), but modify a portion of the Initial

Determination. A public version of the ITC's full opinion is not yet available. The Investigation by the ITC is now being appealed, as discussed immediately below.

The Company cannot predict the outcome of this proceeding, which may be impacted by appellate proceedings, as discussed immediately below. An adverse decision in proceedings regarding this action could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*Tessera, Inc. et al., v. International Trade Commission., U.S. Court of Appeals for the Federal Circuit Case No. 2010-1176*

On January 28, 2010, the Company filed a Notice of Appeal of the ITC's Final Determination in Investigation No. 337-TA-630 with the United States Court of Appeals for the Federal Circuit. Substantive briefing to the Federal Circuit has not yet been filed.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*Tessera, Inc. v. A-DATA Technology Co., Ltd., et al., Civil Action No. 2:07-cv-534 (E.D. Tex.)*

On December 7, 2007, the Company filed a complaint against A-Data Technology Co., Ltd., A-Data Technology (U.S.A.) Co., Ltd., Acer, Inc., Acer America Corp., Centon Electronics, Inc., Elpida Memory, Inc., Elpida Memory (USA) Inc., International Products Sourcing Group, Inc., Kingston Technology Co., Inc., Nanya Technology Corporation, Nanya Technology Corp., U.S.A., Peripheral Devices & Products Systems, Inc. d/b/a Patriot Memory, Powerchip Semiconductor Corp., ProMOS Technologies Inc., Ramaxel Technology Ltd., Smart Modular Technologies, Inc., TwinMOS Technologies, Inc., and TwinMOS Technologies USA Inc. in the United States District Court for the Eastern District of Texas, alleging infringement of Tessera's U.S. Patent Nos. 5,679,977, 6,133,627, 5,663,106 and 6,458,681, arising from, among other things, the defendants' respective manufacture, use, sale, offer to sell and/or importation of certain packaged semiconductor components and assemblies thereof. The Company seeks to recover damages, up to treble the amount of actual damages, together with attorney's fees, interest and costs. The Company also seeks other relief, including enjoining the defendants from continuing to infringe these patents.

The defendants have not yet answered Tessera's complaint, but, with the exception of the TwinMOS defendants and Ramaxel, filed motions to stay the case pursuant to 28 U.S.C. § 1659 pending final resolution of the '630 ITC action. Tessera did not oppose the motions to stay. Tessera filed a motion seeking to find TwinMOS Technologies U.S.A. Inc. in default, and the clerk has entered the default. On February 25, 2008, the district court granted the defendants' motion to stay the action.

As noted above, on May 21, 2008, the Company settled its dispute with one of the defendants, International Products Sourcing Group ("IPSG"), and entered into a settlement and license agreement with IPSG and its parent, Micro Electronics, Inc. As part of the settlement, IPSG and Micro Electronics acknowledged the validity and enforceability of the asserted patents, and further acknowledged that their accused products infringe those patents. IPSG was dismissed from the Texas district court action on June 30, 2008. On August 14, 2008, Company settled its dispute with another defendant, Peripheral Devices & Products Systems, Inc. ("PDP"), and entered into a settlement and license agreement with PDP. As part of the settlement, PDP, on behalf of itself and its parents, affiliates and subsidiaries, acknowledged the validity and enforceability of the asserted patents, and further acknowledged that its accused products infringe those patents. On September 9, 2008, PDP was dismissed from the Texas district court action.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same (IV), ITC No. 337-TA-649*

On April 21, 2008, the Company filed a complaint with the ITC, requesting that the ITC commence an investigation under Section 337 of the Tariff Act of 1930, as amended. The ITC granted Company's request and instituted the investigation on May 28, 2008. The respondents include Siliconware Precision Industries Co., Ltd., STATS ChipPAC, Ltd., ASE Inc. and ChipMOS Technologies, Inc., as well as several of these companies' affiliates.

Tessera requested that the ITC investigate, among other things, infringement of U.S. Patent Nos. 5,679,977, 5,852,326 and 6,433,419, and consider Tessera's request for issuance of an order excluding from entry into the United States infringing packaged semiconductor components, assemblies thereof, and products containing the same, as well as cease and desist orders directing parties with domestic inventories to desist from activities with respect to infringing products.

This ITC action was assigned to Judge Essex. On June 13, 2008, Judge Essex issued an order setting the target for completion of the investigation at August 28, 2008, with an initial determination to be issued no later than May 28, 2009. A seven-day hearing was tentatively scheduled to begin on February 5, 2009. On September 30, 2008, Judge Essex issued an order granting the parties' joint request to extend the hearing date and rescheduled the hearing to begin on March 16, 2009, with a new target completion date of November 2, 2009. On October 29, 2008, Judge Essex issued an order granting Tessera's request to add another patent, U.S. Patent No. 5,663,106, to this investigation. The Judge granted an additional extension in the procedural schedule, hearing date and target date to accommodate additional discovery for the newly added patent. Under the new schedule, the hearing was scheduled to begin on April 27, 2009, the Judge's initial determination was due on August 7, 2009, and the target date for completion of the investigation was December 7, 2009.

On February 2, 2009, after receiving notice that the Commission had determined to review the Initial Determination in Tessera's co-pending Investigation No. 337-TA-605, Tessera filed a motion to stay the 337-TA-649 investigation pending the issuance of a Final Determination from the ITC in the 337-TA-605 Investigation, which addresses common issues. On February 10, 2009, Judge Essex issued an Order granting Tessera's motion and staying the action, except as to certain enumerated discovery matters. The February 10, 2009 Order also extended the deadline for an Initial Determination in Investigation No. 337-TA-649 until October 8, 2009, and the target date for completion of that investigation until February 10, 2010.

On March 12, 2009, Tessera filed a Motion for Termination of the action, noting that it appeared highly unlikely that an effective Trade Alert could be in place materially before the expiration of certain asserted patents, as well as certain changes in ITC case law since the institution of this case relating to the remedies. Certain of the respondents have consented to termination, and others consented in part and opposed in part. On July 17, 2009, Judge Essex granted Tessera's motion to terminate the investigation. In a separate order issued on the same date, Judge Essex found that respondent Siliconware Precision Industries, Ltd. had violated certain court orders in the action.

*Siliconware Precision Industries Co., Ltd. and Siliconware U.S.A., Inc. v. Tessera, Inc., Civil Action No. 08-03667 (N.D. Cal.)*

On July 31, 2008, Siliconware Precision Industries Co., Ltd. and Siliconware U.S.A., Inc. (collectively, "Siliconware") filed a complaint against the Company in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement, invalidity, and unenforceability of

Tessera's U.S. Patent No. 5,663,106. The Company filed its Answer and Counterclaims on September 5, 2008, asserting infringement of the patent at issue by Siliconware. On September 11, 2008, the case was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal) and assigned to the same judge. On December 19, 2008, the court ordered this action be stayed pending completion of Investigation No. 337-TA-649 before the ITC. The matter currently remains stayed, with a Case Management Conference currently set for June 22, 2010.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*Advanced Semiconductor Engineering Inc., ASE Test Limited, and ASE (U.S.) Inc. v. Tessera, Inc., Civil Action No. 08-03726 (N.D. Cal.)*

On August 4, 2008, Advanced Semiconductor Engineering Inc., ASE Test Limited, and ASE (U.S.) Inc. (collectively, "ASE") filed a complaint against the Company in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement and invalidity of Tessera's U.S. Patent No. 5,663,106. On September 11, 2008, the case was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal) and assigned to the same judge. The Company filed its Answer and Counterclaims on December 1, 2008, asserting infringement of the patent at issue by ASE. On December 19, 2008, the court ordered this action be stayed pending completion of Investigation No. 337-TA-649 before the ITC. The matter currently remains stayed, with a Case Management Conference currently set for June 22, 2010.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*ChipMOS Technologies Inc., ChipMOS U.S.A. Inc. and ChipMOS Technologies (Bermuda) Ltd. v. Tessera, Inc., Civil Action No. 08-04063 (N.D. Cal.)*

On August 11, 2008, ChipMOS Technologies Inc., ChipMOS U.S.A. Inc. and ChipMOS Technologies (Bermuda) Ltd. (collectively, "ChipMOS") filed a complaint against the Company in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement and invalidity of Tessera's U.S. Patent No. 5,663,106. On September 11, 2008, the case was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal) and assigned to the same judge. The Company filed its Answer and Counterclaims on September 12, 2008, asserting infringement of the patent at issue by ChipMOS. On December 19, 2008, the court ordered this action be stayed pending completion of Investigation No. 337-TA-649 before the ITC. The matter currently remains stayed, with a Case Management Conference currently set for June 22, 2010.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*Tessera, Inc. v. United Test and Assembly Center Limited, et al., Case No. RG08410327*

On September 18, 2008, the Company filed a complaint in the Superior Court for the State of California against United Test and Assembly Center, Ltd. and UTAC America, Inc. (collectively, "UTAC") alleging breach of contract for failure to pay Tessera the full royalty due under its license agreement. The Company is also alleging violations of California unfair competition laws and seeking compensatory and punitive damages.

On October 20, 2008, UTAC removed the action to the U.S. District Court for the Northern District of California. On October 31, 2008, Judge Claudia Wilken issued an order that Tessera's case against UTAC was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.,* Civil Action No. 05-04063 (N.D. Cal.) and that the UTAC case should be reassigned to her.

On November 19, 2008, Tessera filed a motion to remand the case to state court. On January 6, 2009, Judge Wilken granted Tessera's motion, and remanded the case to state court.

On January 16, 2009, UTAC filed a cross-complaint against Tessera, asserting claims for declaratory judgment, breach of contract, breach of the implied covenant of good faith and fair dealing and violation of California unfair competition law. Tessera's response to UTAC's cross-complaint was filed on February 18, 2009. Tessera's answer denies generally the allegations in UTAC's cross-complaint, and asserts various affirmative defenses.

On March 25, 2009, UTAC filed a motion to designate the action as complex, and have the case reassigned to a judge on the State Court's complex panel. Tessera opposed the motion. On April 17, 2009, the Court granted UTAC's motion, and the case was reassigned to Judge Robert Freedman.

On March 19, 2009, Tessera filed a Special Motion to Strike Cross-Complaint under California Code of Civil Procedure Section 425.16, asserting that UTAC's claims for breach of contract, breach of implied covenant of good faith and fair dealing, and violation of the unfair competition law were barred by California's "anti-SLAPP" statute. On April 16, 2009, UTAC voluntarily moved to dismiss with prejudice its causes of action for breach of contract and breach of implied covenant of good faith and fair dealing. Tessera did not oppose UTAC's motion to voluntarily dismiss with prejudice, and the dismissal was entered by the Court. On April 22, 2009, a hearing was held before Judge Freedman and Tessera's motion was taken under submission. On May 4, 2009, Judge Freedman issued an order granting Tessera's motion, and striking UTAC's causes of action for breach of contract, breach of implied covenant of good faith and fair dealing, and violation of the unfair competition law. On June 25, 2009, Tessera filed a motion seeking recovery from UTAC of its costs and attorneys' fees incurred in connection with the successful motion. Tessera's motion for costs and attorneys' fees was heard by the Court on October 23, 2009, and the Court took the matter under submission. On January 21, 2010, the Court granted Tessera's motion in part and ordered UTAC to pay Tessera's attorneys' fees in the amount of $110,812.50, and costs in the amount of $1,957.00.

Discovery is largely complete, though some limited deposition and document discovery is ongoing. Tessera sought summary adjudication regarding certain contract issues, and hearings on those motions took place on November 20, 2009 and December 11, 2009, respectively. On December 10, 2009, the Court denied summary adjudication regarding interpretation of UTAC's royalty obligations under the contract. On December 14, 2009, the Court granted summary adjudication to Tessera regarding UTAC's cause of action and asserted affirmative defenses of patent misuse, finding that UTAC had presented no evidence of patent misuse by Tessera. In addition, the Court denied summary adjudication regarding whether certain UTAC products meet certain parameters set forth in the parties' agreement.

On December 11, 2009, the Court reset the trial date from January 11, 2010 to February 1, 2010. On January 15, 2010 the Court again reset the trial date for March 1, 2010, and trial in the action is currently set for that date. On February 18 and 23, 2010, the Court held the Pretrial Management Conference, including hearing the parties' motions in limine.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*Reexamination Proceedings*

On February 9, 2007 and February 15, 2007, Silicon Precision Industries Co., Ltd. and Siliconware USA, Inc. (collectively, "Siliconware") filed with the PTO requests for *inter partes* reexamination relating to U.S. Patent Nos. 6,433,419 and 6,465,893, and *ex parte* reexamination relating to U.S. Patent Nos. 5,679,977, 6,133,627 and 5,852,326. On April 19, 2007, the PTO granted the requests for *ex parte* reexamination. On May 4, 2007, the PTO granted the requests for *inter partes* reexamination. The PTO denied the Company's petition to vacate the *inter partes* reexamination proceeding on the ground that the request did not name the real party in interest, and a related request for reconsideration of that decision.

The PTO issued a non-final Official Action in connection with the *inter partes* reexamination of U.S. Patent No. 6,465,893 initially rejecting a number of patent claims on May 4, 2007, to which a response was filed on July 5, 2007. The PTO issued a non-final Official Action in connection with the *inter partes* reexamination of U.S. Patent No. 6,433,419 initially rejecting a number of the patent claims on June 5, 2007, to which a response was filed by Tessera on August 6, 2007. On September 5, 2007, Siliconware filed comments in response to the Company's August 6, 2007 response. On March 14, 2007, Siliconware filed a second request for *ex parte* reexamination of U.S. Patent No. 5,679,977. The PTO granted this request on June 12, 2007.

On May 21, 2007, Amkor filed a request for *ex parte* reexamination of U.S. Patent No. 5,861,666. On July 26, 2007, the PTO granted this request. On June 11, 2007, Amkor filed additional requests for reexamination regarding U.S. Patent Nos. 5,679,977 and 6,133,627. The PTO granted the request for reexamination as to the 5,679,977 patent on August 15, 2007, and the PTO granted the requests for reexamination as to the 6,133,627 patent on August 13, 2007.

A first official action rejecting some claims and confirming other claims as patentable was mailed February 21, 2008 in the reexamination of U.S. Patent No. 5,852,326. A response to the official action in the reexamination of U.S. Patent No. 5,852,326 was filed on April 21, 2008. A second office action rejecting some claims and confirming other claims as patentable was mailed on August 1, 2008. Tessera filed a response to the official action on October 1, 2008. A third, final official action rejecting all claims under reexamination was mailed on March 6, 2009. Tessera filed a response to the official action on April 6, 2009. An advisory action was mailed by the PTO on June 22, 2009, maintaining all of the rejections presented in the Action of March 6, 2009. On July 1, 2009, Tessera filed a petition to withdraw the finality of the official action mailed on March 6, 2009. The PTO issued a decision on July 10, 2009 dismissing Tessera's petition of July 1, 2009. Tessera filed a Notice of Appeal on August 6, 2009, and timely filed an appeal brief on October 13, 2009.

A first official action was mailed February 22, 2008 in the reexamination of U.S. Patent No. 5,861,666 rejecting those claims which were subject to reexamination. Such official action was superseded by a substantively identical action mailed March 11, 2008 restarting the period for response. A response to such official action was filed on May 12, 2008. A second official action was mailed on September 30, 2008 and Tessera filed an amendment to the claims and response to the second official action on October 30, 2008. On March 13, 2009, the PTO issued a Notice of Intent to Issue Ex Parte Reexamination Certificate, after which a Supplemental Notice of Intent to Issue Ex Parte Reexamination Certificate (Corrected Status) was issued on April 2, 2009, finding certain amended and newly presented claims to be patentable. The Reexamination Certificate issued on June 30, 2009.

On February 12, 2008, the PTO issued decisions merging the three reexaminations of U.S. Patent No. 5,679,977 with one another and also merging the two reexaminations of U.S. Patent No. 6,133,627 with one another. A first official action was issued on February 29, 2008 in the merged reexaminations of U.S. Patent No. 6,133,627, rejecting those claims subject to reexamination. A response to the official action in the merged reexaminations of U.S. Patent No. 6,133,627 was filed on April 29, 2008. On August 10, 2008, the PTO issued a second official action, to which Tessera filed a Request to Vacate the Second Official Action on August 26, 2008 on procedural grounds. As a result, on September 11, 2008, the PTO issued a third non-final official action. Tessera filed a response to the non-final office action on October 17, 2008.

A first official action was issued on March 28, 2008 in the merged reexaminations of U.S. Patent No. 5,679,977, rejecting those claims subject to reexamination. On May 28, 2008 a response to the official action in the merged reexaminations of U.S. Patent No. 5,679,977 was filed. On October 10, 2008, the PTO issued a second non-final official action, to which Tessera filed a response on November 10, 2008. On October 1, 2009, the PTO issued a final official action. Tessera filed a response to the final official action on December 1, 2009. On January 14, 2010, the PTO issued an Advisory Action indicating that Tessera's response of December 1, 2009 failed to overcome all of the rejections set forth in the final official action mailed October 1, 2009. Tessera filed a Notice of Appeal on February 1, 2010.

On February 19, 2008 the PTO issued a second official action maintaining the rejections in U.S. Patent No. 6,433,419. On March 10, 2008, Tessera filed a petition to vacate the second official action in the reexamination of U.S. Patent No. 6,433,419 on the ground that the second official action did not properly take account of an amendment to the specification of U.S. Patent No. 6,433,419. On March 19, 2008, Tessera filed a substantive response to such second official action. On June 3, 2008 Tessera filed a renewed petition to vacate the *inter partes* reexamination on the ground that the request for such reexamination did not name the real party in interest. On June 11, 2008 Siliconware filed an opposition to such petition. The petition was denied on September 10, 2008. On June 13, 2008, the PTO issued a third official action in the *inter partes* reexamination of U.S. Patent No. 6,433,419 which was denominated as an action closing prosecution. On July 14, 2008, Tessera filed a substantive response to the action closing prosecution, to which a response was filed by Siliconware on August 8, 2008. A Right of Appeal Notice was issued on September 17, 2008, and Tessera filed a Notice of Appeal on October 17, 2008. On November 3, 2008, the PTO issued a decision withdrawing the Right of Appeal Notice and returning the case to the examiner for issuance of a further action. On December 23, 2008, the PTO issued a non-final official action, also denominated as an action closing prosecution, to which Tessera filed a response on January 23, 2009. On February 23, 2009, Siliconware filed a response to Tessera's January 23, 2009 response. A Right of Appeal Notice was issued on June 19, 2009. On July 1, 2009, Tessera filed a petition to withdraw the Right of Appeal Notice. Having not yet received a decision on the petition of July 1, 2009, Tessera filed a Notice of Appeal on July 20, 2009. On July 30, 2009, the PTO issued a decision dismissing Tessera's petition of July 1, 2009. Tessera filed a request for reconsideration of this decision on August 7, 2009, upon which a decision from the PTO has not yet been received. Tessera timely filed an appeal brief on October 5, 2009, to which Requestor Siliconware filed a Response Brief on November 5, 2009.

On February 15, 2008, the PTO issued a second official action, also denominated as an action closing prosecution, maintaining the rejections of U.S. Patent No. 6,465,893. On March 28, Tessera filed a petition to vacate the second official action in the reexamination of U.S. Patent No. 6,465,893 on the ground that the second official action did not properly take account of an amendment to the specification of U.S. Patent No. 6,465,893. On April 15, Tessera filed a response to the second official action in the reexamination of U.S. Patent No. 6,465,893, to which Siliconware filed comments on May 15, 2008. On June 9, 2008 Tessera filed a renewed petition to vacate the *inter partes* reexamination on the ground that the request for such reexamination did not name the real party in interest, which petition was denied on September 10, 2008. On August 21, 2008, a non-final office action was issued. Tessera filed a response on October 21, 2008. On February 5, 2009, the PTO issued a non-final official action, also denominated as the second action closing prosecution. Tessera filed a response on March 5, 2009, to which Siliconware filed a response on April 6, 2009. A Right of Appeal Notice was issued on June 22, 2009. On July 13, 2009, Tessera filed a petition to withdraw the Right of Appeal Notice. Having not yet received a decision on the petition of July 13, 2009, Tessera filed a Notice of Appeal on July 22, 2009. Tessera timely filed an appeal brief on October 5, 2009, to which Requestor Siliconware filed a Response Brief on November 5, 2009.

On March 26, 2008, a request for a third *ex parte* reexamination of U.S. Patent No. 6,133,627 patent was filed, ostensibly by PowerChip Semiconductor Corporation ("Powerchip"). On May 2, 2008, the PTO granted this request. On November 18, 2008, the PTO issued a first non-final official action, to which Tessera filed a response on December 18, 2008. On February 13, 2009, the PTO issued an order merging all of the reexaminations of U.S. Patent No. 6,133,627. On March 17, 2009, the PTO issued a non-final official action rejecting all claims under reexamination, to which Tessera filed a response on April 17, 2009. On July 14, 2009, the PTO issued a final official action which held certain claims patentable but rejected other claims to which Tessera filed a response on August 14, 2009. On December 1, 2009, the PTO issued an Advisory Action indicating that Tessera's response of August 14, 2009 failed to overcome all of the rejections set forth in the final official action mailed July 14, 2009. Tessera filed a Notice of Appeal on December 14, 2009. Tessera timely filed an appeal brief on February 17, 2010.

On April 2, 2008, a request for *inter partes* reexamination of Tessera's U.S. Patent No. 6,458,681 was filed, ostensibly by Powerchip. On June 6, 2008, the PTO granted this request and issued an official action rejecting certain claims of the '681 patent, to which Tessera filed a response on August 6, 2008, and to which Powerchip filed responsive comments on October 10, 2008. On September 21, 2009, the PTO issued an Action Closing Prosecution rejecting certain claims and holding one claim patentable, to which Tessera timely filed a response on October 21, 2009. On November 20, 2009, Requestor Powerchip filed comments to Tessera's response of October 21, 2009. A Right of Appeal Notice was issued on February 22, 2010, though Tessera has not yet received the document or had the opportunity to review its contents.

On July 18, 2008, a request for *ex parte* reexamination of Tessera's U.S. Patent No. 5,663,106 was filed, ostensibly by Powerchip. On September 4, 2008, the PTO granted the request for reexamination. On April 10, 2009, the PTO issued a non-final official action rejecting all claims under reexamination. Tessera filed a response on June 10, 2009. On November 19, 2009, the PTO issued a final official action finding certain claims patentable and rejecting other claims. Tessera filed a response on January 19, 2010.

On or about January 3, 2006, Koninklijke Phillips Electronics N.V. and Philips Semiconductors B.V. ("Philips"), MICRON Semiconductor Deutschland GmbH ("Micron GmbH"), Infineon and STMicroelectronics, Inc. ("STM") filed oppositions to Tessera's European Patent No. EP1111672 (the "EP672 Patent") before the European Patent Office (the "EPO"). Micron GmbH and Infineon withdrew their oppositions on July 24, 2006 and November 4, 2006, respectively. On October 10, 2006, Tessera filed its response to the remaining oppositions with the EPO. On December 4, 2006, Phillips withdrew its opposition. On September 16, 2008, the EPO Opposition Division issued a "Summons to attend oral proceedings" which states "preliminary" opinions unfavorable to the claims of the EP672 Patent. The Company filed a written response to the summons on January 5, 2009. STM also filed comments responsive to the summons on December 31, 2008, to which the Company filed a response to STM's comments on January 12, 2009. An oral hearing before the EPO Opposition Division, was held on June 4, 2009, resulting in a decision to revoke the EP672 Patent. Tessera filed a Notice of Appeal on August 24, 2009. On October 26, 2009, Tessera filed a Statement of Grounds for Appeal with the EPO. The Company cannot predict the outcome of this proceeding. If the opposition results in a limitation or a revocation of the EP672 Patent, this could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

The patents that are subject to these reexamination proceedings include some of the key patents in Tessera's portfolio, and claims that have been preliminarily rejected in the current official actions are being asserted in certain of Tessera's various litigations. The Company cannot predict the outcome of these proceedings. An adverse decision in any of these proceedings could significantly harm the Company's business and financial condition. An adverse decision could also significantly affect Tessera's ongoing litigations, as described above, in which patents are being asserted, which in turn could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

*Insolvency Proceedings over the Estate of Qimonda AG, Local Court of Munich, Insolvency Court, File No. 1542 IN 209/09*

On January 23, 2009, Qimonda AG filed a bankruptcy petition with the Local Court of Munich, Insolvency Court. On April 1, 2009, the Court opened insolvency proceedings over the estate of Qimonda AG and appointed Rechtsanwalt Dr. Michael Jaffé as the insolvency administrator. On or about May 27, 2009, Dr. Jaffé chose non-performance of Tessera's license agreement with Qimonda AG under Section 103 of the German Insolvency Code and purported to terminate the license agreement. On June 12, 2009, Tessera filed a Proof of Claim in the

Qimonda AG bankruptcy alleging amounts due of approximately 15.7 million Euros. On December 2, 2009, Dr. Jaffé preliminarily contested Tessera's claim in full. Tessera is in ongoing discussions with the insolvency administrator.

*In re Spansion, LLC, U.S. Bankruptcy Court (Del.), Case No. 09-1069; In re Spansion, Inc., U.S. Bankruptcy Court (Del.), Case No. 09-10690; In re Spansion Technology LLC, U.S. Bankruptcy Court (Del.), Case No. 09-10691*

On or about March 1, 2009, Spansion LLC, Spansion, Inc. and Spansion Technology LLC initiated bankruptcy proceedings in the United States Bankruptcy Court for the District of Delaware. On or about July 17, 2009, Tessera filed a Proof of Claim in each of the above Spansion bankruptcy proceedings alleging amounts due of not less than $25 million. On July 28, 2009, the Company sought permission under the Bankruptcy rules to serve certain discovery requests in the actions, seeking various documents and testimony regarding potential administrative claims that Tessera may assert in the action. Tessera's request for such discovery was denied without prejudice on August 11, 2009. The parties thereafter completed certain fact and expert discovery relating to Tessera's administrative expense claim in December and January of 2010.

On January 12, 2010, Spansion filed a motion to determine and estimate the amount of Tessera's administrative expense claim, for the purpose of demonstrating the feasibility of Spansion's Second Amended Joint Plan of Reorganization. Tessera's administrative expense claim at issue relates to the damages that would be owed to Tessera for Spansion's post-petition (post-March 1, 2009) infringement of certain Tessera patents. Tessera filed its objection to Spansion's motion on January 22, 2010. On January 29, 2010, the court held a hearing on Spansion's motion. The parties submitted post-hearing letter briefs on February 3, 2010. The Court announced its ruling that a reasonable royalty rate for Spansion products sold in the United States during the administrative period was 56.7 cents per unit.

On February 5, 2010, Spansion filed a motion for an order estimating the amount of "certain contingent, unliquidated, duplicative and/or overstated claims" for purposes of establishing class 5 plan distribution reserves. Tessera filed its objection to the estimation motion on February 17, 2010 and on that same date submitted three Amended Proofs of Claim based in part on the Court's 56.7 cents per unit royalty rate. On February 18, 2010, Tessera filed a motion for authority to file its Amended Proofs of Claim. Spansion's February 5, 2010 estimation motion and Tessera's February 18, 2010 motion for authority are pending and a hearing relating to the motions is scheduled for March 23, 2010.

On January 26, 2010, Tessera filed its objection to Spansion's Second Amended Joint Plan of Reorganization, asserting that the plan is not feasible and that it fails to provide for the payout of administrative expense claims on the plan effective date. On February 2, 2010, Tessera submitted three ballots, one for each previously submitted Proof of Claim. The ballots, among other things, rejected Spansion's Second Amended Joint Plan of Reorganization.

*Amkor Technology, Inc. v. Tessera, Inc.*

On or about August 7, 2009, Amkor filed a request for arbitration against the Company before the International Chamber of Commerce ("ICC"). The request, among other things, accuses the Company of interference with Amkor's existing and prospective business relationships, of improperly claiming that Amkor had breached the parties' license agreement, and of improperly threatening to terminate that agreement. Amkor seeks relief including judgment that it is in compliance with the license agreement and is a licensee in good standing under the license agreement; judgment that the license agreement remains in effect and no breach alleged by the Company against Amkor has terminated the License Agreement; judgment that Amkor's method of calculating royalties on a going-forward basis complies with Amkor's obligations under the license agreement; an injunction against the Company forbidding it from making statements to Amkor's customers and potential customers inconsistent with the above; an injunction against the Company forbidding it from attempting to terminate the license agreement or threatening to terminate the license agreement during the arbitration or based on events occurring prior to the conclusion of the arbitration; a damage award against the Company for attorneys fees and costs to Amkor associated with this arbitration, together with all other damages resulting from the Company's alleged acts of tortious interference and punitive damages; all other relief recoverable under the Rules of Arbitration of the ICC; such other and further relief as the arbitrators deem just and proper.

On or about November 2, 2009, the Company filed its answer to the request, including counterclaims. The answer, among other things, denies Amkor's accusations and accuses Amkor of failing to pay Tessera full royalties on products Amkor sold to Qualcomm and potentially others that are subject to ITC injunctions, of refusing to allow Tessera to audit in accordance with the parties' license agreement, of interference with Tessera's prospective economic relationships, of failing to pay royalties or full royalties on products that infringe various U.S. and foreign patents owned by Tessera, and of violating the implied covenant of good faith and fair dealing. The Company seeks relief including judgment that the license agreement has been breached and that Tessera is entitled to terminate the license agreement; judgment that products on which Amkor has not paid the full contractual royalties to Tessera are not licensed under Tessera's patents; damages for Amkor's breaches of the license agreement; damages, including punitive damages, for Amkor's interference with Tessera's prospective business relationships; interest on any damages; attorneys' fees and costs incurred by Tessera; denial of Amkor's claims against Tessera; an order that awards Tessera all other relief recoverable under the rules of Arbitration of the ICC; and an order for such other and further relief as the arbitrators deem just and proper.

On January 15, 2010, Amkor filed its response to Tessera's counterclaims, along with certain new counterclaims by Amkor and a motion for priority consideration of certain issues. Tessera's response to Amkor's motion and Tessera's response denying Amkor's counterclaims were filed on February 12, 2010. The motion has not yet been decided by the arbitrators.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

**Item 4.** ***Submission of Matters to a Vote of Security Holders***

Not applicable.

## PART II

**Item 5.** ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded publicly on the Nasdaq Global Select Market under the symbol "TSRA." The price range per share is the highest and lowest bid prices, as reported by the Nasdaq Global Select Market, on any trading day during the respective quarter.

| | High | Low |
|---|---|---|
| Fiscal Year Ended December 31, 2009 | | |
| First Quarter (ended March 31, 2009) | $13.37 | $10.18 |
| Second Quarter (ended June 30, 2009) | $27.03 | $12.49 |
| Third Quarter (ended September 30, 2009) | $28.92 | $24.04 |
| Fourth Quarter (ended December 31, 2009) | $31.19 | $20.87 |

| | High | Low |
|---|---|---|
| Fiscal Year Ended December 31, 2008 | | |
| First Quarter (ended March 30, 2008) | $43.54 | $13.71 |
| Second Quarter (ended June 29, 2008) | $22.40 | $16.36 |
| Third Quarter (ended September 28, 2008) | $23.84 | $15.08 |
| Fourth Quarter (ended December 31, 2008) | $19.47 | $ 8.83 |

As of February 18, 2010 there were outstanding 50,143,398 shares of common stock held by 33 stockholders of record. We have not paid cash dividends on our common stock since our inception and we do not anticipate paying any in the foreseeable future.

The information under the caption "Equity Compensation Plan Information" in our Proxy Statement for our Annual Meeting of Stockholders to be held on May 12, 2010 (the "Proxy Statement") is incorporated herein by reference.

On August 24, 2007, we announced a plan authorized by our Board of Directors to purchase up to $100 million of our common stock in the open market or through private transactions. No purchases were made during the year ended December 31, 2009 under this plan. No expiration date has been specified for this plan. For the years ended December 31, 2008 and 2007, we repurchased a total of 630,000 shares and 15,000 shares, respectively, or, a total of 645,000 shares of common stock at an average price of $16.26 per share for a total cost of $10.5 million under the terms of the repurchase program. As of December 31, 2009, the total amount available for repurchase was $89.5 million. We may continue to execute authorized repurchases from time to time under the plan.

## PERFORMANCE GRAPH

The following graphic representation shows a comparison of total stockholder return for holders of our common stock, the Nasdaq Stock Market (U.S.) Index and the Philadelphia Stock Exchange Semiconductor Index from November 13, 2003, the date of our initial public offering, through December 31, 2009. The graph and table assume that $100 was invested on November 13, 2003 in each of our common stock, the Nasdaq Stock Market (U.S.) Index and the Philadelphia Stock Exchange Semiconductor Index, and that all dividends were reinvested. This graphic comparison is presented pursuant to the rules of the SEC.



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NASDAQ Composite
PHLX Semiconductor


| | 11/03 | 12/03 | 12/04 | 12/05 | 12/06 | 12/07 | 12/08 | 12/09 |
|---|---|---|---|---|---|---|---|---|
| Tessera Technologies, Inc. | $100.00 | $101.68 | $201.14 | $139.73 | $218.05 | $224.86 | $64.22 | $125.78 |
| NASDAQ Composite | $100.00 | $104.49 | $114.19 | $115.82 | $130.52 | $144.55 | $86.07 | $124.14 |
| Philadelphia Semiconductor | $100.00 | $ 98.23 | $ 79.65 | $ 91.80 | $ 85.13 | $ 91.67 | $51.57 | $ 82.02 |

This section is not "soliciting material," is not deemed "filed" with the SEC and is not incorporated by reference in any filing of Tessera under the Securities Act of 1933 or the Securities Exchange Act of 1934 ("Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

*Initial Public Offering*

Our initial public offering of 7,500,000 shares of common stock was effected through a Registration Statement on Form S-1 (File No. 333-108518) that was declared effective by the SEC on November 12, 2003.

All of the net proceeds from the initial public offering remain invested in money market funds and marketable securities until used for general corporate purposes, as described in the Registration Statement on Form S-1.

## Item 6. *Selected Financial Data*

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this Annual Report.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (in thousands, except per share data) | | | | |
| **Consolidated statements of operations data** | | | | | |
| Revenues: | | | | | |
| Royalty and license fees | $286,207 | $220,252 | $161,045 | $105,622 | $ 69,549 |
| Past production payments (1) | — | 170 | — | 77,116 | 8,650 |
| Product and service revenues | 13,233 | 27,869 | 34,643 | 25,988 | 16,501 |
| Total revenues | 299,440 | 248,291 | 195,688 | 208,726 | 94,700 |
| Operating expenses: | | | | | |
| Cost of revenues | 16,971 | 16,746 | 17,708 | 19,359 | 13,313 |
| Research, development and other related costs | 65,888 | 61,599 | 37,526 | 20,063 | 7,453 |
| Selling, general and administrative | 72,808 | 69,539 | 51,988 | 41,677 | 20,398 |
| Litigation expenses | 26,131 | 84,308 | 22,326 | 28,632 | 7,963 |
| Total operating expenses | 181,798 | 232,192 | 129,548 | 109,731 | 49,127 |
| Operating income | 117,642 | 16,099 | 66,140 | 98,995 | 45,573 |
| Interest and other income, net | 5,519 | 3,087 | 11,941 | 6,499 | 3,555 |
| Income before taxes | 123,161 | 19,186 | 78,081 | 105,494 | 49,128 |
| Provision for income taxes | 53,365 | 14,544 | 32,943 | 44,143 | 17,679 |
| Net income | $ 69,796 | $ 4,642 | $ 45,138 | $ 61,351 | $ 31,449 |
| Net income per common share-basic (2) | $ 1.43 | $ 0.10 | $ 0.95 | $ 1.33 | $ 0.71 |
| Net income per common share-diluted (2) | $ 1.42 | $ 0.10 | $ 0.93 | $ 1.27 | $ 0.66 |
| Weighted average number of shares used in per share calculation-basic (2) | 48,826 | 47,963 | 47,566 | 46,102 | 44,003 |
| Weighted average number of shares used in per share calculation-diluted (2) | 49,265 | 48,358 | 48,637 | 48,385 | 47,733 |

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (in thousands) | | | | |
| **Consolidated balance sheets data:** | | | | | |
| Cash, cash equivalents and short-term investments | $387,958 | $276,500 | $289,724 | $194,076 | $127,594 |
| Working capital | 379,559 | 261,301 | 295,475 | 205,222 | 124,256 |
| Total assets | 616,318 | 501,589 | 444,436 | 321,288 | 190,127 |
| Long-term liabilities | 11,431 | 12,599 | 7,747 | — | — |
| Total stockholders' equity | 572,185 | 446,904 | 418,324 | 305,855 | 179,958 |

(1) Past production payments consist of royalty payments for the use of our technology or intellectual property in the past by new licensees that make such payments as part of a settlement of a patent infringement dispute.

(2) See Note 9 of the Notes to Consolidated Financial Statements for an explanation of the methods used to determine the number of shares used to compute per share amounts.

## Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

*The following discussion (presented in thousands, except for percentages) should be read in conjunction with our consolidated financial statements and notes thereto.*

### Business Overview

Tessera is a technology innovator that invests in, licenses and delivers innovative miniaturization technologies for next-generation electronic devices. Our Micro-electronics solutions enable smaller, higher-functionality devices through chip-scale, 3 dimensional and wafer-level packaging technology, as well as high-density substrate and thermal management technology. Our Imaging & Optics solutions provide low-cost, high-quality camera functionality in electronic products and include wafer-level image sensor packaging, wafer-level optics, and image enhancement intellectual property. We also offer customized micro-optic lenses, from diffractive and refractive optical elements to integrated micro-optical subassemblies. We license our technologies worldwide, as well as deliver products based on these technologies, some of which is done to promote the development of supply chain infrastructure.

### Results of Operations

The following table presents our historical operating results for the periods indicated as a percentage of revenues:

| | Fiscal Year Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Revenues: | | | |
| Royalty and license fees | 96% | 89% | 82% |
| Past production payments | — | — | — |
| Product and service revenues | 4 | 11 | 18 |
| Total Revenues | 100 | 100 | 100 |
| Operating expenses: | | | |
| Cost of revenues | 6 | 6 | 9 |
| Research and development and other related costs | 22 | 25 | 19 |
| Selling, general and administrative | 24 | 28 | 27 |
| Litigation expense | 9 | 34 | 11 |
| Total operating expenses | 61 | 93 | 66 |
| Operating income | 39 | 7 | 34 |
| Other income and expense, net | 2 | 1 | 6 |
| Income before taxes | 41 | 8 | 40 |
| Provision for income taxes | 18 | 6 | 17 |
| Net income | 23% | 2% | 23% |

### Acquisitions

We have grown our business partly through acquisitions. The impact of these acquisitions on our financial results has been included in the following discussion. In May 2009, we completed our purchase of certain intellectual property and customer agreements from Dblur Technologies Ltd., an Israeli company. In February 2008, we completed our acquisition of FotoNation, Inc., a Delaware corporation. In February 2007, we completed our acquisition of Eyesquad GmbH, a private limited liability company organized under the laws of the Federal Republic of Germany and its subsidiary, which operated in Israel. In February 2007 and May 2005, we purchased from North Corporation all of its patents and patent applications filed in the U.S. and in foreign jurisdictions, trademark assets and certain tangible assets. In July 2006, we completed our acquisition of Digital Optics Corporation, a Delaware corporation. In December 2005, we completed our purchase of certain assets of Shellcase, Ltd., an Israeli company.

### Fiscal Year 2009 and 2008

The following table sets forth our revenues by type (in thousands, except for percentages):

| | December 31, | | | | Increase/ | % |
|---|---|---|---|---|---|---|
| | 2009 | | 2008 | | (Decrease) | Change |
| Royalty and license fees | $286,207 | 96% | $220,252 | 89% | $ 65,955 | 30% |
| Past production payments | — | — | 170 | — | (170) | — |
| Product and service revenues | 13,233 | 4 | 27,869 | 11 | (14,636) | (53) |
| Total revenues | $299,440 | 100% | $248,291 | 100% | $ 51,149 | 21% |

*Revenues.* Revenues for the year ended December 31, 2009 were $299.4 million, compared to $248.3 million for the year ended December 31, 2008, an increase of $51.1 million, or 21%. The overall increase in the year ended December 31, 2009 as compared to 2008 is primarily due to royalty revenue of $60.6 million from Amkor Technology, Inc. ("Amkor") in February 2009, awarded by an arbitration panel for Amkor's material breach of its license agreement with Tessera, and option and license fees received from a former defendant in an ITC infringement case, offset by the decline in semiconductor equipment markets.

*Cost of Revenues.* Cost of revenues consists primarily of direct compensation, materials, amortization of intangible assets related to acquired technologies, supplies and depreciation expense. Amortization of certain acquired intangible assets and depreciation expense of property and equipment were reclassified as a component of cost of revenues from R&D started in the fiscal year of 2009 as revenue was generated from these assets. The amortization of acquired intangible assets as a component of cost of revenues relates primarily to royalty and license fees revenues derived from our imaging and optics technologies. Excluding amortization of acquired intangible assets, cost of revenues relates primarily to product and service revenues. For each associated period, cost of revenues as a percentage of total revenues varies based on the rate of adoption of our imaging and optics technologies, the product and service revenues component of total revenues, on the mix of product sales to semiconductor, optics and communications industries and timing of property and equipment being placed in service.

Cost of revenues for the year ended December 31, 2009 was $17.0 million, as compared to $16.7 million for the year ended December 31, 2008, an increase of $0.3 million, or 2%. The increase was primarily attributable to the increases in amortization of acquired intangible assets and depreciation expense, partially offset by the transition of our resources from government funded projects into research and development projects and a decrease in personnel expense.

*Research, Development and Other Related Costs.* Research, development and other related costs for the year ended December 31, 2009 were $65.9 million, as compared to $61.6 million for the year ended December 31, 2008, an increase of $4.3 million, or 7%. The increase was primarily due to increased personnel related and equipment expenses of $5.0 million primarily related to increased labor hours spent on various research projects in line with our research and development strategy, increased stock-based compensation expense of $2.5 million, increased outside services of $1.4 million and increased depreciation expense of $0.7 million related to capital additions. These increases were offset by the one-time charge of $2.5 million occurring in the first quarter of 2008 related to in-process research and development acquired through an acquisition and also by a decrease in amortization expense of acquired intangible assets of $3.8 million reclassified to cost of revenues. R&D headcount decreased from 281 at December 31, 2008 to a total of 274 at December 31, 2009.

We believe that a significant level of research and development expenses will be required for us to remain competitive in the future.

*Selling, General and Administrative.* Selling expenses consist primarily of compensation and related costs for sales and marketing personnel, marketing programs, public relations, promotional materials, travel, trade show expenses, and stock-based compensation expense. General and administrative expenses consist primarily of compensation and related costs for general management, information technology, finance and accounting personnel, legal expenses, facilities costs, stock-based compensation expense, and professional services. Our general and administrative expenses, other than facilities related expenses, are not allocated to other expense line items.

Selling, general and administrative ("SG&A") expenses for the year ended December 31, 2009 were $72.8 million, as compared to $69.5 million for the year ended December 31, 2008, an increase of $3.3 million, or 5%. The increase was primarily attributable to an increase of $1.6 million in consulting expenses, $1.9 million in amortization and depreciation expense from acquired intangible assets and capital additions and $1.0 million in stock-based compensation expense, offset by a decrease of $1.4 million in business travel related expense.

*Litigation Expense.* Litigation expense for the year ended December 31, 2009 was $26.1 million, as compared to $84.3 million for the year ended December 31, 2008, a decrease of $58.2 million, or 69%. The decrease was primarily attributable to a decrease in case activities in our legal proceedings in 2009. Refer to Part I, Item 3—*Legal Proceedings* for additional details.

We expect that litigation expense will continue to be a material portion of our operating expenses in future periods, and may fluctuate significantly in some periods, because of our ongoing litigation, as described Part I, Item 3 —*Legal Proceedings*, above, and because we expect that we will become involved in other litigation from time to time in the future in order to enforce and protect our intellectual property rights.

*Stock-based Compensation Expense.* The following table sets forth our stock-based compensation expense for the periods indicated (in thousands):

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Cost of revenues | $ 666 | $ 443 |
| Research, development and other related costs | 10,989 | 8,473 |
| Selling, general and administrative | 16,268 | 15,220 |
| Total stock-based compensation expense | $27,923 | $24,136 |

Stock-based compensation awards included employee stock options, restricted stock awards and employee stock purchases under our 2003 Employee Stock Purchase Plan. As of December 31, 2009, the amount of unrecognized stock-based compensation expense after estimated forfeitures estimated to be expensed related to unvested stock options at December 31, 2009 was $30.6 million to be recognized over an estimated weighted average amortization period of 2.7 years and $16.8 million related to restricted stock awards, including performance-based awards, to be recognized over an estimated weighted average amortization period of 2.6 years. For the year ended December 31, 2009, stock-based compensation expense was $27.9 million, of which $16.3 million related to employee stock options, $9.7 million related to issuances of shares of restricted stock and $1.9 million related to employee stock purchases. For the year ended December 31, 2008, stock-based compensation expense was $24.1 million, of which $13.7 million related to employee stock options, $9.0 million related to issuances of shares of restricted stock and $1.4 million related to employee stock purchases.

The overall increase was primarily related to an increase in grants of stock awards to employees based on our compensation incentive program and additional stock-based compensation expense resulted from modification of stock awards to employees terminated from the company. Future stock-based compensation expense and unrecognized stock-based compensation expense will increase as we grant additional stock awards.

*Other Income and Expense, Net.* Other income and expense, net, for the year ended December 31, 2009 was $5.5 million, as compared to $3.1 million, for the year ended December 31, 2008. The increase is primarily due to $3.5 million interest payment from Amkor in February 2009 as part of the $64.1 million awarded by the arbitration panel for Amkor's material breach of its license agreement, offset by impairment charges related to our marketable securities, and a decrease in interest income as a result of lower interest rates on our investments.

*Provision for Income Taxes.* Income tax provision for the year ended December 31, 2009 was $53.4 million and was comprised of domestic income tax and foreign income and withholding tax. For the year ended December 31, 2008, the income tax provision was $14.5 million and was comprised of domestic income tax and foreign income and withholding tax. The increase in the income tax provision from the year ended December 31, 2008 is primarily attributable to the increase in domestic pre-tax income and an increase in withholding tax on collections from foreign customers.

**Fiscal Year 2008 and 2007**

The following table sets forth our revenues by type (in thousands, except for percentages):

| | December 31, | | | | Increase/ | % |
|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | (Decrease) | Change |
| Royalty and license fees | $220,252 | 89% | $161,045 | 82% | $59,207 | 37% |
| Past production payments | 170 | — | — | — | 170 | 100 |
| Product and service revenues | 27,869 | 11 | 34,643 | 18 | (6,774) | (20) |
| Total revenues | $248,291 | 100% | $195,688 | 100% | $52,603 | 27% |

*Revenues.* Revenues for the year ended December 31, 2008 were $248.3 million, compared to $195.7 million for the year ended December 31, 2007, an increase of $52.6 million, or 27%. The overall increase in the year ended December 31, 2008 as compared to 2007 is primarily due to higher royalties reported from strong shipments, a favorable royalty pricing adjustment in the first quarter of 2008 from one of our licensees, a favorable royalty adjustment in the third quarter of 2008 resulting from self-audits of our licensees, option fees received from a defendant in an ITC infringement case, and higher license revenue primarily related to imaging and optics technologies, offset by some softness in the photolithography industry and a reduction in government funded projects.

*Cost of Revenues.* Cost of revenues consists primarily of direct compensation, materials, amortization of intangible assets related to acquired technologies, supplies and depreciation expense. Cost of revenues primarily relates to product and service revenues. Cost of revenues associated with intellectual property revenues is de minimis. For each associated period, cost of revenues as a percentage of total revenues varies based on the product and service revenues component of total revenues, on the mix of product sales to semiconductor optics and communications industries and on the mix of commercial and government revenues. As we transition resources from government funded projects into research and development projects, we expect increases in cost of revenues as a percentage of product and service revenues. For the year ended December 31, 2008, cost of revenues represented 60% of product and service revenues. For the year ended December 31, 2007, cost of revenues represented 51% of product and service revenues.

Cost of revenues for the year ended December 31, 2008 was $16.7 million, as compared to $17.7 million for the year ended December 31, 2007, a decrease of $1 million, or 6%. The decrease was primarily attributable to the transition of resources from government funded projects into research and development projects offset by the inclusion of amortization of intangible assets from the FotoNation acquisition.

*Research, Development and Other Related Costs.* Research, development and other related costs for the year ended December 31, 2008 were $61.6 million, as compared to $37.5 million for the year ended

December 31, 2007, an increase of $24.1 million or 64%. The increase was primarily due to increased stock-based compensation expense of $5.9 million, $7.5 million increased spending in global R&D centers related to various R&D projects, $4.6 million in R&D expenses related to the inclusion of FotoNation acquired in the first quarter of 2008, a one-time charge of $2.5 million related to in-process research and development acquired in the first quarter FotoNation acquisition and an increase in the amortization expense of acquired intangible assets of $1.9 million. R&D headcount increased from 190 at December 31, 2007 to a total of 281 at December 31, 2008.

We recorded a charge of $2.5 million related to acquired IPR&D associated with the acquisition of FotoNation in the first quarter of 2008. The fair value of IPR&D was expensed because technological feasibility had not been established and no future alternative uses existed as of the date of acquisition. The fair value of technology under development was determined using the income approach, which calculates the sum of the discounted future cash flows using discount rates ranging from 26% to 28%, which were derived from a weighted-average rate of return of invested capital, adjusted to reflect the stage of completion of the projects and the level of risks associated with the projects.

*Selling, General and Administrative.* Selling expenses consist primarily of compensation and related costs for sales and marketing personnel, marketing programs, public relations, promotional materials, travel and related trade show expenses. General and administrative expenses consist primarily of compensation and related costs for general management, information technology, finance and accounting personnel, litigation and legal expenses, facilities costs and professional services. Our general and administrative expenses, other than facilities related expenses, are not allocated to other expense line items.

SG&A expenses for the year ended December 31, 2008 were $69.5 million, as compared to $52.0 million for the year ended December 31, 2007, an increase of $17.5 million, or 34%. The increase was primarily attributable to $3.1 million in SG&A expenses related to FotoNation acquired in the first quarter of 2008, $2.6 million in increased general legal consulting expenses, $1.9 million from personnel-related expenses primarily from additional headcount, $1.9 million increased stock-based compensation expense, $1.8 million in increased marketing activity, $1.0 million in audit-related expenses, and an increase of $0.9 million in amortization expense of intangible assets.

*Litigation Expense.* Litigation expense for the year ended December 31, 2008 was $84.3 million, as compared to $22.3 million for the year ended December 31, 2007, an increase of $62.0 million, or 280%. The increase was primarily attributable to legal proceedings related to the International Trade Commission, the Patent and Trademark Office and an arbitration hearing in 2008. Refer to Part I, Item 3 —*Legal Proceedings* for additional details.

*Stock-based Compensation Expense.* The following table sets forth our stock-based compensation expense for the periods indicated (in thousands):

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Cost of revenues | $ 443 | $ 2,200 |
| Research, development and other related costs | 8,473 | 2,629 |
| Selling, general and administrative | 15,220 | 13,270 |
| Total stock-based compensation expense | $24,136 | $18,099 |

Stock-based compensation awards included employee stock options, restricted stock awards and employee stock purchases under our 2003 Employee Stock Purchase Plan. As of December 31, 2008, the amount of unrecognized stock-based compensation expense after estimated forfeitures estimated to be expensed related to unvested stock options at December 31, 2008 was $39.8 million to be recognized over an estimated weighted average amortization period of 3.1 years and $20.8 million related to restricted stock awards, including performance-based awards, to be recognized over an estimated weighted average amortization period of 2.5

years. For the year ended December 31, 2008, stock-based compensation expense was $24.1 million, of which $13.7 million related to employee stock options, $9.0 million related to issuances of shares of restricted stock and $1.4 million related to employee stock purchases. For the year ended December 31, 2007, stock-based compensation expense was $18.1 million, of which $12.8 million related to employee stock options, $4.6 million related to issuances of shares of restricted stock and $0.7 million related to employee stock purchases.

The overall increase is primarily related to an increase in grants of stock awards to employees based on our compensation incentive program and additional stock-based compensation expense resulted from modification of stock awards to employees terminated from the company.

*Other Income and Expense, Net.* Other income and expense, net, for the year ended December 31, 2008 was $3.1 million, as compared to $11.9 million, for the year ended December 31, 2007. The decrease is due to $3.3 million of other-than-temporary impairment of our asset-backed securities and minority equity investment in the third and fourth quarters of the year ended December 31, 2008 and a decrease in interest income. The decrease in interest income was principally due to a decrease in prevailing interest rates on our cash, cash equivalents and investments. Our balance of cash, cash equivalents, short-term and long-term investments at December 31, 2008 was $298.6 million as compared to $289.7 million at December 31, 2007.

*Provision for Income Taxes.* Income tax provision for the year ended December 31, 2008 was $14.5 million and was comprised of domestic income tax and foreign income and withholding tax. For the year ended December 31, 2007, the income tax provision was $32.9 million and was comprised of domestic income tax and foreign income and withholding tax. The decrease in the income tax provision from the year ended December 31, 2007 is primarily attributable to the decrease in pre-tax income as partially off-set by non-benefitted tax losses in foreign jurisdictions, the tax effects of the non-deductible in-process research and development expense related to the first quarter 2008 acquisition of FotoNation, an increase in non-deductible stock compensation expense relative to pre-tax income and an increase in withholding tax on collections from foreign customers.

**Segment Operating Results**

We have two reportable segments: Micro-electronics and Imaging and Optics. In addition to these reportable segments, the Corporate Overhead division includes certain operating amounts that are not allocated to the reportable segments because these operating amounts are not considered in evaluating the operating performance of our business segments.

The Micro-electronics segment is primarily composed of the licensing business in our core markets, including DRAM, Flash, SRAM, DSP, ASIC, ASSP, micro-controllers, general purpose logic and analog devices, and our development and licensing efforts in emerging areas of packaging, interconnect, miniaturization such as our µPILR™ platform, and thermal management technology.

The Imaging and Optics segment is composed of two elements. The first is our licensing business in the imaging and optics market, such as our wafer-level image sensor packaging and image enhancement technologies. The second is our product and service business, which includes manufacturing small form factor micro-optics and non-recurring services such as engineering, design, assembly and infrastructure improvement. In addition, our product and service business includes our Product Launch Services, a strategic initiative that supports our infrastructure licensees with proof of high-volume manufacturability and provides our customers access to our new technologies to accelerate the rate of adoption of our Imaging & Optics technologies in the industry. Through our Product Launch Services, we are currently manufacturing and selling OptiML single-element VGA lens directly to manufacturers.

Our reportable segments were determined based upon the manner in which our management views and evaluates our operations. Segment information below and in Note 15 of the Notes to Consolidated Financial Statements is presented in accordance with the authoritative guidance on segment reporting. We do not present financial data to our Chief Operating Decision Maker ("CODM") for each of our divisions, and our CODM does not evaluate each division separately from our segments when measuring the operating performance of our business.

In August 2008, we appointed a new President and Chief Executive Officer who is also the CODM. In the same period, the CODM appointed an Executive Vice President of Imaging and Optics. In January 2009, we reorganized our reporting units to align with the vision of our CODM and reclassified information from prior years for the new operating structure resulting in two reportable segments as discussed above. For the year ended December 31, 2007, we reclassified our total revenue to conform to the new reportable segments. However, management concluded that it was impracticable to reclassify its operating expenses for the year ended December 31, 2007 to conform to the new reportable segments. Our conclusion was based upon an evaluation and review of our internal accounting systems showing that we would need to journalize each transaction during the year to conform to the new reportable segments.

The following table sets forth our segments' revenues, operating expenses and operating income (loss) (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | **2009** | **2008** |
| Revenues: | | |
| Micro-electronics: | | |
| Royalty and license fees | $269,675 | $209,726 |
| Past production fees | — | 170 |
| Product and service revenues | 48 | 4,647 |
| Total Micro-electronics revenues | 269,723 | 214,543 |
| Imaging and Optics: | | |
| Royalty and license fees | 16,532 | 10,526 |
| Product and service revenues | 13,185 | 23,222 |
| Total Imaging and Optics revenues | 29,717 | 33,748 |
| Corporate overhead | — | — |
| Total revenues | 299,440 | 248,291 |
| Operating expenses: | | |
| Micro-electronics Segment | 63,800 | 123,898 |
| Imaging and Optics Segment | 75,569 | 69,100 |
| Corporate overhead | 42,429 | 39,194 |
| Total operating expenses | 181,798 | 232,192 |
| Operating income (loss) | | |
| Micro-electronics Segment | 205,923 | 90,645 |
| Imaging and Optics Segment | (45,852) | (35,352) |
| Corporate overhead | (42,429) | (39,194) |
| Total operating income | $117,642 | $ 16,099 |

The revenues and operating income amounts in this section have been presented on a basis consistent with GAAP applied at the segment level. Corporate overhead expenses which have been excluded are primarily support services, human resources, legal, finance, IT, corporate development, procurement activities, and insurance expenses. For the year ended December 31, 2009, corporate overhead expenses were $42.4 million compared to $39.2 million for the year ended December 31, 2008. The increase of $3.2 million from the year ended December 31, 2008 was mainly attributable to an increase in personnel and stock-based compensation expense of $3.2 million and legal and consulting expenses of $1.1 million related to corporate development activity in pursuit of our ongoing investigations of various businesses and technologies that we might acquire to further our strategic goals, offset by a decrease in outside services of $1.3 million.

*Micro-electronics Segment*

**Fiscal Year 2009 and 2008**

| | Years Ended December 31, | |
|---|---|---|
| | **2009** | **2008** |
| Revenues: | | |
| Micro-electronics: | | |
| Royalty and license fees | $269,675 | $209,726 |
| Past production fees | — | 170 |
| Product and service revenues | 48 | 4,647 |
| Total Micro-electronics revenues | 269,723 | 214,543 |
| Operating expenses: | | |
| Cost of revenues | 403 | 3,834 |
| Research, development and other related costs | 28,342 | 21,439 |
| Selling, general and administrative | 8,924 | 14,317 |
| Litigation expense | 26,131 | 84,308 |
| Total operating expenses | 63,800 | 123,898 |
| Total operating income | $205,923 | $ 90,645 |

Micro-electronics revenues for the year ended December 31, 2009 were $269.7 million as compared to $214.5 million for the year ended December 31, 2008, which represented an increase of $55.2 million, or 26%. The increase was primarily attributed to royalty revenue of $60.6 million from Amkor, awarded by an arbitration panel for Amkor's material breach of its license agreement with Tessera, and option and license fees received from a former defendant in an ITC infringement case, offset by the lower product and service revenues in 2009 related to our 2008 decision not to pursue government funded projects.

Micro-electronics revenues consist primarily of royalties received from our TCC licensees. Such royalty revenues are distributed between two primary market segments: DRAM (Dynamic Random Access Memory) and Wireless. In 2005, we provided two major DRAM manufacturers with first-mover pricing advantages in respect of royalties due to us under their respective TCC licenses, based on several factors including volumes. The effect of the volume pricing adjustments may cause, at certain high shipment volumes and for these two DRAM manufacturers only, our aggregate annual DRAM royalty revenue to grow less rapidly than annual growth in overall unit shipments in the DRAM segment. An additional effect may include, depending on the relative DRAM market share enjoyed by these two DRAM manufacturers in a given calendar quarter and their royalty payments within a calendar year, some quarter-to-quarter as well as year-to-year fluctuations in the growth in our revenues from the DRAM segment. We have no other contracts that provide volume-based pricing adjustments.

Operating expenses for the year ended December 31, 2009 were $63.8 million and consisted primarily of cost of revenues of $0.4 million, R&D of $28.3 million, SG&A of $9.0 million and $26.1 million in litigation expense. Operating expenses for the year ended December 31, 2009 of $63.8 million represented a decrease of $60.1 million as compared to $123.9 million for the year ended December 31, 2008, which was primarily attributable to a decrease in litigation expense of $58.2 million, a decrease of $5.6 million in personnel and stock-based compensation expense, and a decrease in travel-related expenses of $1.0 million, offset by an increase in legal and outside consulting expenses of $2.4 million.

We expect that litigation expense will continue to be a material portion of the Micro-electronics segment's operating expenses in future periods, and may fluctuate significantly in some periods, because of our ongoing legal actions, as described in Part I, Item 3— *Legal Proceedings*, and because we expect that we will become involved in other litigation from time to time in the future in order to enforce and protect our intellectual property rights.

Operating income for the year ended December 31, 2009 and December 31, 2008 was $205.9 million and $90.6 million, respectively, which represented an increase of $115.3 million, or 127%, for the reasons stated above.

*Imaging and Optics Segment*

**Fiscal Year 2009 and 2008**

| | Years Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Revenues: | | |
| Imaging and Optics: | | |
| Royalty and license fees | $ 16,532 | $ 10,526 |
| Product and service revenues | 13,185 | 23,222 |
| Total Imaging and Optics revenues | 29,717 | 33,748 |
| Operating expenses: | | |
| Cost of revenues | 16,568 | 12,912 |
| Research, development and other related costs | 37,546 | 40,160 |
| Selling, general and administrative | 21,455 | 16,028 |
| Litigation expense | — | — |
| Total operating expenses | 75,569 | 69,100 |
| Total operating loss | $(45,852) | $(35,352) |

Imaging and optics revenues for the year ended December 31, 2009 were $29.7 million as compared to $33.7 million for the year ended December 31, 2008, a decrease of $4.0 million, or 12%. The decreases in Imaging and Optics revenues were primarily attributable to the decline in the semiconductor equipment markets which adversely impacted our product and service revenues by $10.0 million, even though revenues from royalty and license fees increased by $6.0 million from new licenses.

Operating expenses for the year ended December 31, 2009 were $75.6 million and consisted of cost of revenues of $16.6 million, R&D of $37.6 million and SG&A of $21.4 million. Operating expenses for the year ended December 31, 2008 were $69.1 million. The increase of $6.5 million in total operating expenses from the year ended December 31, 2008 was primarily due to increases in personnel related expenses of $4.2 million, increases in stock-based compensation expense of $4.1 million, an increase in facilities and depreciation expense of $1.1 million, and an increase in outside consulting expenses of $0.8 million, offset by the one-time charge of $2.5 million in-process research and development expense from the FotoNation acquisition in the first quarter of 2008 and a decrease in materials and supplies of $1.5 million. As we continue to invest in our wafer-level camera, product launch services, embedded and optical image enhancement technologies, we anticipate that our expenses will continue to be significant.

Operating loss for the year ended December 31, 2009 and December 31, 2008 was $45.9 million and $35.4 million, respectively, which represented an increased loss of $10.5 million, or 30%, for the reasons stated above.

**Fiscal Year 2008 and 2007**

| | Years Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Revenues: | | |
| Micro-electronics: | | |
| Royalty and license fees | $209,726 | $150,365 |
| Past production fees | 170 | — |
| Product and service revenues | 4,647 | 11,133 |
| Total Micro-electronics revenues | 214,543 | 161,498 |
| Imaging and Optics: | | |
| Royalty and license fees | 10,526 | 10,680 |
| Product and service revenues | 23,222 | 23,510 |
| Total Imaging and Optics revenues | 33,748 | 34,190 |
| Corporate overhead | — | — |
| Total revenues | $248,291 | $195,688 |

*Micro-electronics Segment*

Micro-electronics revenues for the year ended December 31, 2008 were $214.5 million as compared to $161.5 million for the year ended December 31, 2007, which represented an increase of $53 million, or 33%. The increase was primarily attributed to higher royalties reported on strong shipments, a favorable royalty pricing adjustment in the first quarter of 2008 from one of our licensees, a favorable royalty adjustment in the third quarter of 2008 from self audits, and option fees received from a defendant in an ITC infringement case.

Micro-electronics revenues consist primarily of royalties received from our TCC licensees. Such royalty revenues are distributed between two primary market segments: DRAM (Dynamic Random Access Memory) and Wireless. In 2005, we provided two major DRAM manufacturers with first-mover pricing advantages in respect of royalties due to us under their respective TCC licenses, based on several factors including volumes. The effect of the volume pricing adjustments may cause, at certain high shipment volumes and for these two DRAM manufacturers only, our aggregate annual DRAM royalty revenue to grow less rapidly than annual growth in overall unit shipments in the DRAM segment. An additional effect may include, depending on the relative DRAM market share enjoyed by these two DRAM manufacturers in a given calendar quarter and their royalty payments within a calendar year, some quarter-to-quarter as well as year-to-year fluctuations in the growth in our revenues from the DRAM segment. We have no other contracts that provide volume-based pricing adjustments.

*Imaging and Optics Segment*

Imaging and optics revenues for the year ended December 31, 2008 were $33.7 million as compared to $34.2 million for the year ended December 31, 2007, a slight decrease of $0.5 million, or 1%. The decreases in Imaging and Optics revenues were primarily attributable to the decline in license revenue related to the optics technologies, offset by the increase in licensing revenue from Fotonation, an acquisition completed in early 2008.

**Net Operating Losses and Tax Credit Carryforwards**

As of December 31, 2009, we had federal net operating loss carryforwards of approximately $19.0 million and state net operating loss carryforwards of approximately $29.4 million. All of the federal and state net operating loss carryforwards were carried over from the acquired entity, Digital Optics Corporation. These operating loss carryforwards, if not utilized, will begin to expire on various dates beginning in 2015, and will continue to expire through 2024. In addition, we had research tax credit carryforwards of approximately $0.6

million for federal purposes, which will start to expire in 2013, approximately $1.5 million for state purposes, which will not expire, and approximately $0.9 million for foreign purposes, which also will not expire. Under the provisions of the Internal Revenue Code, substantial changes in the ownership of the Company or our subsidiaries may limit the amount of net operating loss carryforwards and research tax credit carryforwards that can be utilized annually in the future to offset taxable income.

### Tax Benefits from Stock Options

The benefits of tax deductions resulting from the exercise and disqualifying dispositions of stock options and vesting of restricted stock reduced our income taxes payable for federal and state purposes. These tax benefits from our employee stock option plan totaled $7.5 million, $5.8 million and $29.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. The tax benefits for the excess of these tax deductions over the related stock-based compensation expense recorded will create a benefit to additional paid-in capital.

### Liquidity and Capital Resources

As of and for each of the three years ended December 31, 2009, 2008 and 2007 (in thousands, except for percentages):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Cash and cash equivalents | $107,873 | $ 87,890 | $207,158 |
| Short-term investments | 280,085 | 188,610 | 82,566 |
| Total cash, cash equivalents, and short-term investments* | $387,958 | $276,500 | $289,724 |
| Percentage of total assets | 63% | 55 % | 65% |

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net cash provided by operating activities | $ 114,291 | $ 68,502 | $ 83,614 |
| Net cash used in investing activities | $(116,903) | $(189,188) | $(113,902) |
| Net cash provided by financing activities | $ 22,595 | $ 1,418 | $ 43,370 |

* As of December 31, 2009, 2008 and 2007, we held $15.7 million, $22.1 million and zero, respectively, of long-term investments related to auction rate municipal bond securities, asset-backed and mortgage-backed securities, all of which are not deemed to be liquid and are therefore classified as long-term investments. See Note 5—"*Financial Instruments*" of the Notes to Consolidated Financial Statements for additional information.

Cash generated from operations is used as our primary source of liquidity and capital resources. Our investment portfolio is also available for future cash requirements. Cash, cash equivalents and short-term investments were $388.0 million at December 31, 2009, an increase of $111.5 million from $276.5 million at December 31, 2008. Cash and cash equivalents were $107.9 million at December 31, 2009, an increase of $20.0 million from $87.9 million at December 31, 2008. The increase was primarily the result of $114.3 million in cash provided by operations and $22.6 million in net proceeds provided by financing activities, offset by $116.9 million used in investing activities.

Cash flows from operations were $114.3 million for the year ended December 31, 2009, primarily due to net income of $69.8 million, adjusted for non-cash adjustments for depreciation and amortization of $21.6 million, stock-based compensation expense of $27.9 million and impairment of long-lived assets of $0.5 million, offset by a net decrease in the changes in operating assets and liabilities of $5.4 million.

Cash flows from operations were $68.5 million for the year ended December 31, 2008, primarily due to net income of $4.6 million, adjusted for non-cash adjustments for depreciation and amortization of $18.8 million, in-process R&D expense of $2.5 million, stock-based compensation expense of $24.1 million and impairment charge of $3.3 million related to IPR&D from an acquisition and long-term investments, and a net increase in the changes in operating assets and liabilities of $17.2 million.

Cash flows from operations were $83.6 million for the year ended December 31, 2007, primarily due to net income of $45.1 million, adjusted for non-cash items of depreciation and amortization, and stock-based compensation expenses of $13.6 million and $18.1 million, respectively, a decrease in other assets of $8.9 million related to foreign tax refund received and an increase in accrued liabilities of $2.2 million. Increases were off-set by a net change in operating assets and liabilities of $4.9 million. Further, we realized total tax benefits from stock options that reduce income tax payable by a total of $29.6 million, of which $23.3 million of excess tax benefits was classified as an outflow from operating activities and an inflow in financing activities.

Net cash used in investing activities was $116.9 million in the year ended December 31, 2009, primarily related to purchases of short-term and long-term investments of $365.6 million, purchases of property and equipment of $15.3 million, net cash paid for acquisitions and intangible assets of $20.4 million, offset by proceeds from maturities and sales of short-term and long-term investments of $284.4 million.

Net cash used in investing activities was $189.2 million in the year ended December 31, 2008, primarily related to purchases of short-term investments of $425.5 million, purchases of property and equipment of $14.2 million, consideration paid for the acquisition of FotoNation of $31.0 million and $9.8 million paid for certain intangible assets and equity investment, offset by proceeds from maturities and sales of short-term and long-term investments of $291.1 million. Net cash used in investing activities was $113.9 million in the year ended December 31, 2007, primarily related to purchases of short-term investments of $167.4 million, purchases of property and equipment of $11.4 million, consideration paid for the acquisition of certain tangible and intangible assets of $19.5 million, offset by proceeds from maturities and sales of short-term investments of $84.3 million.

The primary objective of our investment activities is to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve this objective, we maintain a diversified portfolio of securities including cash equivalents, short-term and long-term investments in a variety of securities, including municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, money market funds, auction rate securities, bank demand accounts, and asset-backed obligations. We invest excess cash predominantly in marketable debt securities that are of high-quality investment grade and the majority of which have maturities of less than one year. The majority of our marketable debt and equity securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive loss. Unrealized losses and declines in value determined to be other-than-temporary, if any, on available-for-sale securities are generally reported in other income and expense, net. The fair values for our securities are determined based on quoted market prices as of the valuation date, observable prices for similar assets and externally provided pricing models.

We evaluate all of our investments periodically for possible other-than-temporary impairment and review factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, our intent to hold and whether we will not be required to sell the security before its anticipated recovery, on a more likely than not basis. We also have a small portfolio of investments in auction rate municipal bond securities ("ARS") which are classified as trading and are reported at fair value, with unrealized gains and losses recorded in the other income and expense, net.

In November 2008, the Company entered into an agreement with UBS which granted the Company and UBS various rights (the "Rights"), including the right to permit the Company to sell the ARS investments to UBS at par value at any time during a two-year period beginning June 30, 2010 and gave UBS the right to call such securities at par value. The Rights are an unsecured obligation of UBS and are not transferable by the Company. The Company has elected to record the Rights, a free-standing asset aside from the ARS investments, under the provisions of the guidance for the fair value option for financial assets and financial liabilities. Upon acceptance of the Rights, the Company recorded the fair value of the Rights in other assets with an offsetting entry to other income and expense, net. Additionally, in conjunction with the acceptance of the Rights, the Company reclassified the ARS investments from available-for-sale to trading to reflect its intention to exercise the Rights during the relevant two-year period. As a trading security, unrealized gains and losses are to be recorded in current period earnings. For the year ended December 31, 2009, the Company recorded $2.8 million of unrealized gains in relation to the change in the fair value of the ARS investment and an offsetting entry of approximately $2.8 million related to the change in fair value of the Rights to Other Assets. For the year ended December 31, 2008, the Company recorded $4.0 million of unrealized losses in relation to the change in the fair value of the ARS investment and an offsetting entry of approximately $4.0 million related to the change in fair value of the Rights to Other Assets. The fair value of the Rights was based on the Company's expected value to be received from UBS, which was the difference between par and fair value of the ARS at the end of the current period. This value was discounted using UBS's credit default swap rate to account for the counterparty risk. The Company expects that future changes in the fair value of the Rights will approximate fair value movements in the related ARS.

In connection with the liquidity issues experienced in the global credit and capital markets, our asset-backed securities, including mortgage-backed securities (collectively "ABS"), and ARS investment portfolio has experienced failed auctions or thinly traded markets. However, we continue to earn and receive interest on these investments at the maximum contractual rate. Due to the lack of observable market quotes on our ARS and ABS investment portfolio, we utilize valuation models that rely on Level 3 unobservable inputs including those that are based on a discounted cash flow model and assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation of our investments is subject to uncertainties that are difficult to predict. We recorded impairment charges related to the ABS investment portfolio that decreased pre-tax income by $1.8 million in the year ended December 31, 2009, net of realized loss resulted from sales of these securities. Unrealized loss of $0.1 million, net of tax, related to a temporary increase in the fair value of the remaining available-for-sale securities were recorded in accumulated other comprehensive loss as an increase in stockholders' equity at December 31, 2009.

We continue to monitor the market for ARS and ABS and consider its impact, if any, on the fair value of our investments. If uncertainties in these credit and capital markets continue, these markets deteriorate further or we experience any additional ratings downgrades on any investments in our portfolio, we may incur impairment charges to net income or additional unrealized losses in other comprehensive loss, which could negatively affect our financial condition, statement of operations or cash flow. We have the ability to hold these securities until the market recovers or until they reach maturity. We do not anticipate having to sell these securities in order to operate our business. We believe that based on our cash, cash equivalents and short-term investment balances of $388.0 million at December 31, 2009 and expected operating cash flows, the current lack of an active market in the credit and capital markets will not have a material impact on our ability to fund our operations.

In August 2007, our Board of Directors authorized a plan to repurchase up to a maximum total of $100 million of our outstanding shares of common stock dependent on market conditions, share price and other factors. No expiration has been specified for this plan. Repurchases may take place in the open market or through private transactions. As of December 31, 2009, we have repurchased a total of 645,000 shares of common stock at a total cost of $10.5 million under this plan at an average price of $16.26. As of December 31, 2009, the total amount available for repurchase was $89.5 million. We may continue to execute authorized repurchases from time to time under the plan.

Net cash from financing activities was $22.6 million in the year ended December 31, 2009, due to the issuance of common stock under our employee stock option programs and employee stock purchase plans of $19.4 million and excess tax benefits from stock-based compensation expense of $3.2 million.

Net cash from financing activities was $1.4 million in the year ended December 31, 2008, due to the issuance of common stock under our employee stock option programs and employee stock purchase plans of $4.3 million and excess tax benefits from stock-based compensation expense of $7.1 million, offset by the repurchase of common stock for $10.0 million. Net cash from financing activities was $43.4 million for the year ended December 31, 2007, primarily from the issuance of our common stock under our employee stock option programs and employee stock purchase plans of $20.6 million and excess tax benefits from stock-based compensation expense of $23.3 million, offset by repurchases of common stock of $0.5 million.

We believe that based on current levels of operations and anticipated growth, our cash from operations, together with cash, cash equivalents and short-term investments currently available, will be sufficient to fund our operations, anticipated growth and acquisition funding needs for at least the next twelve months. Poor financial results, unanticipated expenses, unanticipated acquisitions of technologies or businesses or unanticipated strategic investments could give rise to additional financing requirements sooner than we expect. There can be no assurance that equity or debt financing will be available when needed or, if available, that such financing will be on terms satisfactory to us and not dilutive to our then-current stockholders.

### Contractual Cash Obligations

| | Payments Due by Period | | | |
|---|---|---|---|---|
| | Total | 1-3 Years | 4-5 Years | Thereafter |
| | | (In thousands) | | |
| Operating lease obligations | $11,277 | $6,779 | $3,685 | $813 |
| Purchase obligations | 56 | 56 | — | — |
| Total | $11,333 | $6,835 | $3,685 | $813 |

The amounts reflected in the table above for obligations represent aggregate future minimum lease payments under non-cancellable facility and equipment operating leases. In addition, we have agreements containing non-cancelable, nonrefundable payment terms with third parties to purchase services. For our facilities lease, rent expense charged to operations differs from rent paid because of scheduled rent increases. Rent expense is calculated by amortizing total rental payments on a straight-line basis over the lease term.

We have recognized approximately $4.8 million in the liability for unrecognized tax benefits, including accrued interest and penalties. At this time, we are unable to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time. As a result, this amount is not included in the table above.

See Note 14—"*Commitments and Contingencies*" of the Notes to Consolidated Financial Statements for additional detail.

### Off-Balance Sheet Arrangements and Related Party Transactions

As of December 31, 2009, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

In September 2007, the Company licensed its OptiML Wafer-Level Camera technology and SHELLCASE Wafer-Level Packaging solutions to NemoTek Technologie S. A. ("NemoTek"), a supplier of camera solutions for the cell phone market. In December 2008 and 2007, the Company invested $1.5 million and $0.5 million, respectively, in NemoTek, which represented less than a 10 percent holding in NemoTek for each respective year. As of December 31, 2009, the total investment by the Company in NemoTek was approximately $1.9 million and represents less than a 10 percent holding in NemoTek. For the years ended December 31, 2009 and 2008, revenue from NemoTek were $1.1 million and $0.8 million, respectively, representing less than one percent of total revenue for each respective year. As of December 31, 2009 and 2008, the amount due from NemoTek was $0.3 million and $1.5 million, respectively.

## Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. The preparation of these financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. which requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. We evaluate our estimates based on our historical experience and various other assumptions that are believed to be reasonable under the circumstances. These estimates relate to revenue recognition, the assessment of recoverability of goodwill and intangible assets, the assessment of useful lives and recoverability of long-lived assets, the valuation and recognition of stock-based compensation expense, the valuation of investments, recognition and measurement of deferred income tax assets and liabilities, the assessment of unrecognized tax benefits, and others. Actual results could differ from those estimates, and material effects on our operating results and financial position may result. See Note 2—"*Summary of Significant Accounting Policies*" of the Notes to Consolidated Financial Statements for a full description of critical accounting policies and estimates.

*Revenue Recognition.* Our revenues are generated from royalty and license fees, past production payments, and product and service revenues. Royalty and license fees include revenues from license fees and royalty payments generated from licensing the right to use our technologies or intellectual property. Past production payment revenues are royalty payments for the use of our technology or intellectual property in the past by new licensees that make such payments as part of a settlement of a patent infringement dispute. License fees are generally recognized at the time the license agreement is executed by both parties. In some instances, a portion of the license fee is deferred for services provided which amount is the estimated fair value of the services, which is based on the price we charge for similar services when they are sold separately. Royalties under our royalty-based technology licenses are generally based upon either unit volumes of semiconductors shipped using our technology or a percent of the net sales price. Licensees generally report shipment information 30 to 60 days after the end of the quarter in which such activity takes place. Since there is no reliable basis on which we can estimate our royalty revenues prior to obtaining these reports from the licensees, we recognize royalty revenues on a one-quarter lag. We record reductions to revenue for marketing incentive program and consulting service paid to our customers. Such reductions to revenue are estimates based on a number of factors including our assumptions related to fair value of the benefits derived from these arrangements.

Product revenues are generated principally from sales of micro-optic products, which include the diffractive optical lens elements sold principally to the semiconductor photolithography industry, as well as other specialized optical elements sold for telecommunications and photonic applications. Service revenues principally consist of engineering, assembly, design and infrastructure services, provided primarily to our licensees to shorten their development effort and time to market. Revenues from services are recognized utilizing either the percentage of completion method or completed contract method of accounting, depending on the nature of the project. Under the percentage-of-completion method, revenues recognized are that portion of the total contract price equal to the ratio of costs expended to date to the anticipated final total costs based on current estimates of total costs to complete the projects. If the total estimated costs to complete a project were to exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized immediately.

The timing of revenue recognition and the amount of revenue actually recognized for each type of revenues depends upon a variety of factors including the specific terms of each arrangement, our ability to derive fair value of the element and the nature of our deliverables and obligations. Determination of the appropriate amount of revenue recognized involves judgments and estimates that we believe are reasonable, but actual results may differ from our estimates.

*Valuation of goodwill and intangible assets.* We evaluate the recoverability of goodwill during the fourth quarter annually. In addition, we are required to evaluate the recoverability of goodwill and intangible assets whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. In order to determine the fair value of these assets, significant estimates and judgments are required to estimate future revenue and future cash flows and to make assumptions on future conditions such as future operating expenses, discount rates and other assumptions. If these estimates or assumptions change in the future, we may be required to record an impairment charge on all or a portion of our goodwill and intangible assets. In addition, we cannot predict the occurrence of future impairment-triggering events nor the impact such events might have on the carrying value of our goodwill and intangible assets. Future events could cause us to conclude that impairment indicators exist and that goodwill and intangible assets are impaired which could have an adverse impact on our results of operations.

*Stock-based compensation expense.* Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected life of the stock-based awards, stock price volatility, and the pre-vesting option forfeiture rate. We estimate the expected life of options granted based on historical exercise patterns, which we believe are representative of future behavior. We estimate the volatility of our common stock on the date of grant based on a market-based historical volatility. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In addition, we are required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. We estimate the forfeiture rate based on historical experience of our stock-based awards that are granted, exercised and cancelled. If our actual forfeiture rate is materially different from our estimate, stock-based compensation expense could be significantly different from what we have recorded in the current period. See Note 11—"*Stock-Based Compensation Expense*" of the Notes to the Consolidated Financial Statements for additional detail.

*Valuation of investments.* Our investments consist primarily of municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, money market funds, bank demand accounts, ARS and ABS. We invest excess cash predominantly in marketable debt securities that are high-quality investment grade and the majority of which have maturities of less than one year. The majority of our marketable debt and equity securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive loss. Realized gains or losses and declines in value judged to be other-than-temporary, if any, on available-for-sale securities are reported in other income, net. The fair values for our securities are determined based on quoted market prices as of the valuation date, observable prices for similar assets and in the event that observable prices for similar assets are not available, externally provided pricing models, discounted cash flow methodologies or other similar techniques. The determination of fair value when quoted market prices are not available requires significant judgment and estimation. In addition, we evaluate all of our investments periodically for possible other-than-temporary impairment and review factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and our ability and intent to hold the investment for a period of time which may be sufficient for an anticipated recovery in market value. If any of these conditions and estimates change in the future, or, if different estimates are used, the fair value of the investments may change significantly and may result in other-than-temporary decline in value which could have an adverse impact on our results of operations.

*Accounting for income taxes.* We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits, and deductions and in the calculation of certain tax assets and liabilities. Significant changes to these estimates may result in an increase or decrease to our tax provision in a subsequent period.

We must assess the likelihood that we will be able to recover our deferred tax assets. If recovery is not likely on a more-likely-than-not basis, we must increase our provision for income taxes by recording a valuation allowance against the deferred tax assets. Should there be a change in our ability to recover our deferred tax assets, our provision for income taxes would fluctuate in the period of the change.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax payments are probable. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. This may occur for a variety of reasons, such as the expiration of the statute of limitations on a particular tax return or the signing of a final settlement agreement with the relative tax authority. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than the expected ultimate assessment.

We account for uncertain tax positions in accordance with authoritative guidance related to income taxes. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax laws and regulations are subject to change over time. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in the consolidated balance sheets and statements of operations.

Our policy is to classify accrued interest and penalties related to the accrued liability for unrecognized tax benefits in the provision for income taxes. For the years ended December 31, 2009 and 2008, we did not recognize any significant penalties or interest related to unrecognized tax benefits. See Note 13—"*Income Taxes*" of the Notes to Consolidated Financial Statements for additional detail.

*Recent accounting pronouncements*

See Note 3—"*Recent Accounting Pronouncements*" of the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements including the respective expected dates of adoption.

### Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The primary objectives of our investment activities are to preserve principal and maintain liquidity while at the same time capturing a market rate of return. To achieve these objectives, we maintain our portfolio of cash, cash equivalents, short-term and long-term investments in a variety of securities, including government and municipal obligations, corporate bonds and notes, and commercial paper.

*Interest Rate Risk.* We invest in marketable securities in a number of diversified high quality investment-grade fixed and floating rate securities with a fair value of $382.0 million at December 31, 2009. Our exposure to interest rate risks is not significant due to the short average maturity, quality and broad diversification of our holdings. We do not hold any derivative, derivative commodity instruments or other similar financial instruments in our portfolio. The risk associated with fluctuating interest rates is generally limited to our investment portfolio. A hypothetical 1% (100 basis-point) increase in period end interest rates would have resulted in a $3.4 million decrease in the fair value of our investment positions as at December 31, 2009. Conversely, a 1% (100 basis-point) decrease in interest rates would have resulted in a $3.4 million increase in the fair value of our investment portfolio. These estimates reflect only the direct impact of a change in interest rates and actual results may differ from this estimate.

*Investment Risk.* We are exposed to market risk as it relates to changes in the market value of our short-term and long-term investments in addition to the liquidity and credit worthiness of the underlying issuers of our investments. Our investments are subject to significant fluctuations in fair value due to the volatility of the credit markets and prevailing interest rates for such securities. Our marketable securities, consisting of municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, money market funds, auction rate securities, bank demand accounts, and asset-backed obligations, are classified as available-for-sale or trading securities with fair values of $382.0 million and $275.9 million as of December 31, 2009 and 2008, respectively. Unrealized losses, net of tax, on these investments for the year ended December 31, 2009 and 2008, were approximately $0.1 million and $0.8 million, respectively. Our long-term investments in trading securities as of December 31, 2009 of $14.5 million consist of ARS investments where liquidity is typically provided by an auction process that resets the applicable interest rate at pre-determined intervals, usually every 7, 28 or 35 days. These ARS investments, all having investment grade credit ratings and substantially backed by pools of student loans guaranteed by the Federal Family Education Loan Program, have failed to reset at auction since early 2008. Unrealized gains on ARS for the year ended December 31, 2009 of $2.8 million were recorded to other income and expense, net. The realized losses from the sale of our marketable securities, which consisted mainly of ABS, were $2.2 million. Of this amount, $2.1 million was previously recorded as impairment. The realized gains from the sale of our marketable securities are not material. We do not believe the continued auction failures could materially impact our ability to fund our working capital and operations needs.

*Bank Liquidity Risk.* As of December 31, 2009, we have approximately $21.6 million in operating accounts that are held with domestic and international financial institutions. A majority of these balances are held with domestic financial institutions. While we monitor daily cash balances in our operating accounts and adjust the cash balances held in operating accounts as appropriate, these cash balances could be lost or become inaccessible if the underlying financial institutions fail or if they are unable to meet the liquidity requirements of their depositors. Notwithstanding, we have not incurred any losses and have had full access to our operating accounts to date. We believe any failures of our domestic financial institutions could significantly impact our ability to fund our operations in the short term.

*Foreign Currency Exchange Rate Risk.* Our international sales are typically made in U.S. dollars and are generally not subjected to foreign currency exchange rate risk. However, certain of our operating expenses for our international operations are in local currencies. Consequently, our results of operations are subject to foreign exchange rate fluctuations. Notwithstanding, gains and losses from such fluctuations have not historically been significant to our consolidated results. We do not currently hedge against foreign currency rate fluctuations. We do not believe that a 10% change in foreign currency exchange rates against the U.S. dollar would have a significant impact on our results of operations or cash flows.

### Item 8. *Financial Statements and Supplementary Data*

Our consolidated financial statements for the years ended December 31, 2009 and 2008 are set forth in this Annual Report on Form 10-K at Item 15(a)(1).

## SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table presents our unaudited quarterly results of operations for the eight quarters in the periods ended December 31, 2009 and 2008. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this annual report. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair statement of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year. We employ a calendar month-end reporting period for our quarterly reporting. Prior to December 31, 2008, we employed a four-week, four-week, five-week reporting period.

| | Three Months Ended (in thousands, except per share amounts) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Mar 30, 2008(1) | Jun 29, 2008 | Sep 28, 2008 | Dec 31, 2008 | Mar 31, 2009(2) | Jun 30, 2009 | Sep 30, 2009 | Dec 31, 2009 |
| Revenues: | | | | | | | | |
| Royalty and license fees | $50,240 | $49,944 | $57,587 | $62,481 | $111,857 | $59,870 | $62,743 | $51,737 |
| Past production payments | — | — | — | 170 | — | — | — | — |
| Product and service revenues | 9,111 | 6,370 | 5,914 | 6,474 | 2,719 | 2,401 | 3,380 | 4,733 |
| Total Revenues | 59,351 | 56,314 | 63,501 | 69,125 | 114,576 | 62,271 | 66,123 | 56,470 |
| Operating expenses: | | | | | | | | |
| Cost of revenues | 4,332 | 4,395 | 4,074 | 3,945 | 4,098 | 3,902 | 3,941 | 5,030 |
| Research and development and other related costs | 14,153 | 14,894 | 15,898 | 16,654 | 16,630 | 16,849 | 16,780 | 15,629 |
| Selling, general and administrative | 15,324 | 17,585 | 17,866 | 18,764 | 17,496 | 17,282 | 19,455 | 18,575 |
| Litigation expense | 20,193 | 17,157 | 29,217 | 17,741 | 8,625 | 5,538 | 6,066 | 5,902 |
| Total operating expenses | 54,002 | 54,031 | 67,055 | 57,104 | 46,849 | 43,571 | 46,242 | 45,136 |
| Operating income (loss) | 5,349 | 2,283 | (3,554) | 12,021 | 67,727 | 18,700 | 19,881 | 11,334 |
| Other interest and expense, net | 2,834 | 1,479 | (1,033) | (193) | 2,762 | 1,096 | 590 | 1,071 |
| Income (loss) before taxes | 8,183 | 3,762 | (4,587) | 11,828 | 70,489 | 19,796 | 20,471 | 12,405 |
| Provision for income taxes (3) | 5,957 | 3,678 | 770 | 4,139 | 31,020 | 7,960 | 8,337 | 6,048 |
| Net income (loss) | $ 2,226 | $ 84 | $(5,357) | $ 7,689 | $ 39,469 | $11,836 | $12,134 | $ 6,357 |
| Net income (loss) per common share—basic | $ 0.05 | $ — | $ (0.11) | $ 0.16 | $ 0.82 | $ 0.24 | $ 0.25 | $ 0.13 |
| Net income (loss) per common share—diluted | $ 0.05 | $ — | $ (0.11) | $ 0.16 | $ 0.82 | $ 0.24 | $ 0.24 | $ 0.13 |
| Weighted average number of shares used in per share calculation—basic | 48,157 | 47,793 | 47,904 | 47,993 | 48,147 | 48,420 | 49,201 | 49,536 |
| Weighted average number of shares used in per share calculation—diluted | 48,693 | 48,225 | 47,904 | 48,168 | 48,318 | 48,776 | 49,862 | 50,079 |

1 In February 2008, Tessera completed its acquisition of FotoNation, Inc., a Delaware corporation, a leading provider of embedded image enhancement solutions for digital still camera and cell phone applications.

2 In February 2009, Tessera received royalty revenue of $60.6 million from Amkor Technology, Inc., awarded by the arbitration panel for Amkor's material breach of its license agreement with Tessera.

3 The provision for income taxes in 2009 included $1.0 million of tax expense attributable to the fourth quarter of 2008. The provision for income taxes in the third quarter of 2008 included $0.4 million of tax expense related to prior years. The effect of these out of period adjustments is not considered material to 2008 or 2009 results.

*Other Supplementary Data*

The following table presents our quarterly unaudited non-GAAP financial measures for the eight quarters in the periods ended December 31, 2009 and 2008. The non-GAAP financial measures adjust for either one-time or ongoing non-cash acquired intangibles amortization charges, acquired in-process research and development, all forms of stock-based compensation expense and related tax effects of the aforementioned adjustments. The tax effects of the aforementioned adjustments are calculated by multiplying the estimated available deduction for each adjustment by the statutory taxable rate then in effect. The non-GAAP financial measures also exclude the effects of FASB Accounting Standards Codification Topic 718 – Stock Compensation upon the number of diluted shares used in calculating non-GAAP earnings per share. We believe that the non-GAAP measures used in this report provide investors with important perspectives into our ongoing business performance. Our management uses these non-GAAP financial measures when evaluating our operating performance. The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. The non-GAAP financial measures used by the Company may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

| | Three Months Ended (in thousands, except per share amounts) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Mar 30, 2008 | Jun 29, 2008 | Sep 28, 2008 | Dec 31, 2008 | Mar 31, 2009 | Jun 30, 2009 | Sep 30, 2009 | Dec 31, 2009 |
| GAAP net income | $ 2,226 | $ 84 | $ (5,357) | $ 7,689 | $39,469 | $11,836 | $12,134 | $ 6,357 |
| Adjustments to GAAP net income: | | | | | | | | |
| Stock-based compensation expense: | | | | | | | | |
| Cost of revenue | 105 | 148 | 92 | 98 | 111 | 140 | 199 | 216 |
| Research, development and other related costs | 1,411 | 1,703 | 2,457 | 2,902 | 2,667 | 3,443 | 2,379 | 2,500 |
| Selling, general and administrative | 2,977 | 3,943 | 4,046 | 4,254 | 3,538 | 3,648 | 4,312 | 4,770 |
| Amortization of acquired intangibles: | | | | | | | | |
| Cost of revenue | 594 | 766 | 766 | 820 | 1,706 | 1,704 | 1,705 | 1,705 |
| Research, development and other related costs | 1,423 | 1,677 | 1,677 | 1,642 | 732 | 647 | 642 | 646 |
| Selling, general and administrative | 330 | 460 | 459 | 460 | 459 | 529 | 685 | 959 |
| Adjustment for acquired in-process research & development charge | 2,500 | — | — | — | — | — | — | — |
| Tax adjustments for non-GAAP items | (1,324) | (1,173) | (1,803) | (1,842) | (637) | (3,685) | (2,896) | (1,140) |
| Non-GAAP net income | $10,242 | $ 7,608 | $ 2,337 | $16,023 | $48,045 | $18,262 | $19,160 | $16,013 |
| Non-GAAP net income per common share—diluted | $ 0.21 | $ 0.16 | $ 0.05 | $ 0.33 | $ 0.98 | $ 0.37 | $ 0.37 | $ 0.31 |
| Weighted average number of shares used in per share calculation—diluted* | 49,363 | 48,980 | 49,154 | 49,136 | 49,209 | 49,667 | 51,326 | 51,532 |

* Non-GAAP diluted shares are based on the GAAP diluted share adjusted for stock-based compensation expense and tax effect.

### Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

Not applicable.

### Item 9A. *Controls and Procedures*

Attached as exhibits to this Form 10-K are certifications of Tessera's Chief Executive Officer and Chief Financial Officer, which are required in accordance with Rule 13a-14 of the Exchange Act. This "Controls and Procedures" section includes information concerning the controls and controls evaluation referred to in the certifications and it should be read in conjunction with the certifications, for a more complete understanding of the topics presented.

### Evaluation of Controls and Procedures

Tessera maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this report (the evaluation date). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the evaluation date that our disclosure controls and procedures were effective to provide reasonable assurance that the information relating to Tessera, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to Tessera's management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

### Change in Internal Control over Financial Reporting

There has been no change in Tessera's internal control over financial reporting, as defined in Exchange Act Rules 13a-15(f) and 15d-15(f), during Tessera's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, Tessera's internal control over financial reporting.

### Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for Tessera. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Tessera's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Tessera; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Tessera are being made only in accordance with authorizations of management and directors of Tessera; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Tessera's assets that could have a material effect on the financial statements.

Tessera's management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the assessment by Tessera's management, we determined that Tessera's internal control over financial reporting was effective as of December 31, 2009. The effectiveness of Tessera's internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, Tessera's independent registered public accounting firm, as stated in their attestation report which appears on page F-1 of this Annual Report on Form 10-K.

### Item 9B. *Other Information*

Not applicable.

## PART III

### Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item 10 is hereby incorporated by reference from the information under the captions "Executive Officers," "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the Proxy Statement.

We have adopted a written code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons serving similar functions. The text of our code of business conduct and ethics has been posted on our website at http://www.tessera.com.

### Item 11. *Executive Compensation*

The information required by this Item 11 is incorporated by reference from the information under the captions "Election of Directors," "Compensation Discussion and Analysis," "Compensation of Executive Officers" and "Compensation Committee Report" in the Proxy Statement.

### Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 is incorporated by reference from the information under the captions "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

### Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 is incorporated by reference from the information under the caption "Certain Relationships and Related Transactions" and "Election of Directors" in the Proxy Statement.

### Item 14. *Principal Accountant Fees and Services*

The information required by this Item 14 is incorporated by reference from the information under the caption "Ratification of Auditors" in the Proxy Statement.

## PART IV

**Item 15.** ***Exhibits and Financial Statement Schedules***

(a) Documents filed as part of this report:



* The exhibits listed on the accompanying index to exhibits in Item 15(b) below are filed as part of, or hereby incorporated by reference into, this Annual Report.

(1) ***Financial Statements***

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Tessera Technologies, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Tessera Technologies, Inc and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
February, 24 2010

**TESSERA TECHNOLOGIES, INC.**
**CONSOLIDATED BALANCE SHEETS**
**(In Thousands, Except for Par Value)**

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $107,873 | $ 87,890 |
| Short-term investments | 280,085 | 188,610 |
| Accounts receivable, net of allowance for doubtful accounts of $43 and $60 | 10,237 | 14,724 |
| Inventories | 1,571 | 1,534 |
| Short-term deferred tax assets | 6,240 | 2,409 |
| Other current assets | 6,255 | 8,220 |
| Total current assets | 412,261 | 303,387 |
| Property and equipment, net | 42,483 | 36,984 |
| Intangible assets, net | 77,753 | 71,312 |
| Goodwill | 45,150 | 40,444 |
| Long-term deferred tax assets | 19,299 | 19,756 |
| Long-term investments | 15,691 | 22,134 |
| Other assets | 3,681 | 7,572 |
| Total assets | $616,318 | $501,589 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Accounts payable | $ 2,354 | $ 2,924 |
| Accrued legal fees | 3,064 | 13,945 |
| Accrued liabilities | 21,633 | 17,747 |
| Deferred revenue | 5,334 | 6,085 |
| Income tax payable | 317 | 1,385 |
| Total current liabilities | 32,702 | 42,086 |
| Long-term deferred tax liabilities | 6,684 | 8,991 |
| Other long-term liabilities | 4,747 | 3,608 |
| Commitments and contingencies (Note 14) | | |
| Stockholders' equity: | | |
| Preferred stock: $0.001 par value; 10,000 shares authorized and no shares issued and outstanding | — | — |
| Common stock: $0.001 par value; 150,000 shares authorized; 50,490 and 49,132 shares issued, respectively, and 49,845 and 48,487 shares outstanding, respectively | 50 | 49 |
| Additional paid-in capital | 402,330 | 347,568 |
| Treasury stock at cost: 645 and 645 shares of common stock, respectively | (10,505) | (10,505) |
| Accumulated other comprehensive loss | (55) | (777) |
| Retained earnings | 180,365 | 110,569 |
| Total stockholders' equity | 572,185 | 446,904 |
| Total liabilities and stockholders' equity | $616,318 | $501,589 |

The accompanying notes are an integral part of these consolidated financial statements.

**TESSERA TECHNOLOGIES, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS**
**(In Thousands, Except Per Share Amounts)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Revenues: | | | |
| Royalty and license fees | $286,207 | $220,252 | $161,045 |
| Past production payments | — | 170 | — |
| Product and service revenues | 13,233 | 27,869 | 34,643 |
| Total revenues | 299,440 | 248,291 | 195,688 |
| Operating expenses: | | | |
| Cost of revenues | 16,971 | 16,746 | 17,708 |
| Research, development and other related costs | 65,888 | 61,599 | 37,526 |
| Selling, general and administrative | 72,808 | 69,539 | 51,988 |
| Litigation expense | 26,131 | 84,308 | 22,326 |
| Total operating expenses | 181,798 | 232,192 | 129,548 |
| Operating income | 117,642 | 16,099 | 66,140 |
| Other income and expense, net | 5,519 | 3,087 | 11,941 |
| Income before taxes | 123,161 | 19,186 | 78,081 |
| Provision for income taxes | 53,365 | 14,544 | 32,943 |
| Net income | $ 69,796 | $ 4,642 | $ 45,138 |
| Basic and diluted net income per share: | | | |
| Net income per share—basic | $ 1.43 | $ 0.10 | $ 0.95 |
| Net income per share—diluted | $ 1.42 | $ 0.10 | $ 0.93 |
| Weighted average number of shares used in per share calculations—basic | 48,826 | 47,963 | 47,566 |
| Weighted average number of shares used in per share calculations—diluted | 49,265 | 48,358 | 48,637 |

The accompanying notes are an integral part of these consolidated financial statements.

# TESSERA TECHNOLOGIES, INC.
## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
### (In Thousands)

| | Common Stock | | Additional Paid-In Capital | Treasury Stock | Accumulated Income | Accumulated Other Comprehensive Loss | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | |
| **Balance at December 31, 2006** | 47,214 | $ 47 | $245,019 | $ — | $ 60,789 | $ — | $305,855 |
| Comprehensive Income | | | | | | | |
| Net income | — | — | — | — | 45,138 | — | 45,138 |
| Change in unrealized losses on investments, net of tax | — | — | — | — | — | (494) | (494) |
| Total comprehensive income, net | | | | | | | 44,644 |
| Issuance of common stock in connection with exercise of stock options | 1,145 | 1 | 18,584 | — | — | — | 18,585 |
| Issuance of common stock in connection with employee common stock purchase plan | 75 | — | 2,039 | — | — | — | 2,039 |
| Issuance of restricted stock, net of shares cancelled | 136 | — | — | — | — | — | — |
| Stock-based compensation expense | — | — | 18,099 | — | — | — | 18,099 |
| Tax benefits in connection with stock options | — | — | 29,646 | — | — | — | 29,646 |
| Repurchase of common stock | (15) | — | — | (544) | — | — | (544) |
| **Balance at December 31, 2007** | 48,555 | $ 48 | $313,387 | $ (544) | $105,927 | $(494) | $418,324 |
| Comprehensive Income | | | | | | | |
| Net income | — | — | — | — | 4,642 | — | 4,642 |
| Change in unrealized losses on investments, net of tax | — | — | — | — | — | (283) | (283) |
| Total comprehensive income, net | | | | | | | 4,359 |
| Issuance of common stock in connection with exercise of stock options | 196 | 1 | 1,777 | — | — | — | 1,778 |
| Issuance of common stock in connection with employee common stock purchase plan | 125 | — | 2,467 | — | — | — | 2,467 |
| Issuance of restricted stock, net of shares cancelled | 241 | — | — | — | — | — | — |
| Stock-based compensation expense | — | — | 24,136 | — | — | | 24,136 |
| Tax benefits in connection with stock options | — | — | 5,801 | — | — | — | 5,801 |
| Repurchase of common stock | (630) | — | — | (9,961) | — | — | (9,961) |
| **Balance at December 31, 2008** | 48,487 | $ 49 | $347,568 | $(10,505) | $110,569 | $(777) | $446,904 |
| Comprehensive Income | | | | | | | |
| Net income | — | — | — | — | 69,796 | — | 69,796 |
| Change in unrealized losses on investments, net of tax | — | — | — | — | — | 722 | 722 |
| Total comprehensive income, net | | | | | | | 70,518 |
| Issuance of common stock in connection with exercise of stock options | 1,033 | 1 | 16,950 | — | — | — | 16,951 |
| Issuance of common stock in connection with employee common stock purchase plan | 257 | — | 2,414 | — | — | — | 2,414 |
| Issuance of restricted stock, net of shares cancelled | 68 | — | — | — | — | — | — |
| Stock-based compensation expense | — | — | 27,923 | — | — | — | 27,923 |
| Tax benefits in connection with stock options | — | — | 7,475 | — | — | — | 7,475 |
| **Balance at December 31, 2009** | 49,845 | $ 50 | $402,330 | $(10,505) | $180,365 | $ (55) | $572,185 |

The accompanying notes are an integral part of these consolidated financial statements.

## TESSERA TECHNOLOGIES, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In Thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| **Cash flows from operating activities:** | | | |
| Net income | $ 69,796 | $ 4,642 | $ 45,138 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization of property and equipment | 9,442 | 7,717 | 6,643 |
| Amortization of intangible assets | 12,119 | 11,074 | 6,967 |
| Stock-based compensation expense | 27,923 | 24,136 | 18,099 |
| Impairment on long-term investments and assets, net of gain | (231) | 1,500 | — |
| Loss on property and equipment and lease impairment | 532 | 1,627 | 9 |
| In-process research and development | — | 2,500 | — |
| Impairment on minority equity investment | — | 1,800 | — |
| Deferred income tax, net | (4,115) | (2,359) | (4,522) |
| Tax benefits from employee stock option plan | 7,475 | 5,801 | 29,646 |
| Excess tax benefit from stock-based compensation expense | (3,230) | (7,134) | (23,291) |
| Changes in operating assets and liabilities, net of acquisitions: | | | |
| Accounts receivable, net | 4,487 | 938 | (6,681) |
| Inventories | (37) | 283 | (269) |
| Other assets | 2,178 | (2,882) | 8,943 |
| Accounts payable | (570) | 360 | (1,594) |
| Accrued legal fees | (10,881) | 9,156 | 1,623 |
| Accrued liabilities | 1,222 | 4,671 | 2,182 |
| Deferred revenue | (751) | 5,616 | (177) |
| Income tax payable | (1,068) | (944) | 898 |
| Net cash provided by operating activities | 114,291 | 68,502 | 83,614 |
| **Cash flows from investing activities:** | | | |
| Purchases of property and equipment | (15,270) | (14,196) | (11,403) |
| Proceeds from sale of property and equipment | 17 | 216 | 12 |
| Purchases of short-term and long-term available-for-sale investments | (365,638) | (425,523) | (167,386) |
| Proceeds from maturities and sales of short-term and long-term available-for-sale investments | 284,384 | 291,081 | 84,325 |
| Purchases of intangible assets | (15,256) | (5,550) | — |
| Acquisitions, net of cash acquired | (5,933) | (31,016) | (19,450) |
| Other investing activities | 793 | (4,200) | — |
| Net cash used in investing activities | (116,903) | (189,188) | (113,902) |
| **Cash flows from financing activities:** | | | |
| Excess tax benefit from stock-based compensation expense | 3,230 | 7,134 | 23,291 |
| Proceeds from exercise of stock options | 16,951 | 1,778 | 18,584 |
| Proceeds from employee stock purchase program | 2,414 | 2,467 | 2,039 |
| Repurchase of common stock | — | (9,961) | (544) |
| Net cash provided by financing activities | 22,595 | 1,418 | 43,370 |
| Net increase (decrease) in cash and cash equivalents | 19,983 | (119,268) | 13,082 |
| Cash and cash equivalents at beginning of period | 87,890 | 207,158 | 194,076 |
| Cash and cash equivalents at end of period | $ 107,873 | $ 87,890 | $ 207,158 |
| **Supplemental disclosure of cash flow information:** | | | |
| Income taxes paid | $ 51,900 | $ 11,962 | $ 6,642 |

The accompanying notes are an integral part of these consolidated financial statements.

## TESSERA TECHNOLOGIES, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1 – THE COMPANY AND BASIS OF PRESENTATION

Tessera Technologies, Inc. (together with its subsidiaries, herein referred to as "Tessera" or the "Company"), is a technology innovator that invests in, licenses and delivers innovative miniaturization technologies for next-generation electronic devices. Tessera licenses its technologies worldwide, as well as delivers products based on its technologies, some of which is done to promote the development of supply chain infrastructure. The consolidated financial statements include the accounts of Tessera Technologies, Inc. and each of its wholly owned subsidiaries. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States ("U.S."). All significant intercompany balances and transactions are eliminated in consolidation

The Company has evaluated subsequent events through the date and time the financial statements were issued on February 24, 2010.

The Company's fiscal year ends on December 31. The Company employs a calendar month-end reporting period for its quarterly reporting. Prior to December 31, 2008, the Company employed a four-week, four-week, five-week reporting period for its quarterly reporting.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Reclassification***

Certain prior year amounts have been reclassified to conform to current year presentation in the Consolidated Statements of Operations. These reclassifications did not impact any prior amounts reported that are related to consolidated financial position, results of operations or cash flows.

***Use of estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates and assumptions that require management's most significant, difficult, and subjective judgment include the recognition and measurement of current and deferred income tax assets and liabilities, the fair value measurements of investments, the valuation of inventory, the assessment of useful lives and recoverability of long-lived assets, the assessment of unrecognized tax benefits and the valuation and recognition of stock-based compensation expense, among others. Actual results experienced by the Company may differ from management's estimates.

***Financial Instruments***

Investments consist primarily of municipal bonds and notes, corporate bonds and notes, commercial paper, treasury and agency notes and bills, money market funds, auction rate municipal bonds ("ARS") bank demand accounts, and asset-backed securities, including mortgage-backed securities (collectively "ABS"). Investments with remaining maturities from original purchase date of less than three months are considered to be cash equivalents. Investments with remaining maturities from original purchase date greater than three months are generally classified as available-for-sale for use in current operations, if required, and are classified as short-term investments. Investments determined to lack an active market for a period greater than 12 months are classified as long-term investments. ARS covered under put rights are classified as trading securities. The Company's cash equivalents, short-term and long-term investments are classified as available-for-sale, except for ARS which are classified as trading, and are reported at fair value at period end. Unrealized gains and losses on securities, net of tax, that are deemed to be temporary are recorded in accumulated other comprehensive loss and reported as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method. Interest and dividend income and realized gains or losses are included in other income and expense, net.

The Company evaluates the investments periodically for possible other-than-temporary impairment. Effective in April 2009, the Financial Accounting Standards Board ("FASB") amended the existing guidance on determining whether an impairment for investments in debt securities is other-than-temporary. Under the guidance, if the debt security's market value is below amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before its anticipated recovery, the Company records an other-than-temporary impairment charge to other income and expense, net. If the Company does not have the intent to sell the security and will not be required to sell the security before its anticipated recovery on a more likely than not basis, the revised guidance requires the Company to determine the portion of the other-than-temporary impairment related to credit factors, or the credit loss portion, and the portion that is not related to credit factors, or the noncredit loss portion. The credit loss portion is the difference between the amortized cost of the security and the Company's best estimate of the present value of the cash flows expected to be collected from the debt security and is recorded as a charge to other income and expense, net. The noncredit loss portion is the difference between the decline in fair value and the credit loss portion of the other-than-temporary impairment and is recorded as a separate component of other comprehensive loss. At adoption, the noncredit loss portion of the other-than-temporary impairment to date is to be recorded to other comprehensive loss, offset by an entry to the retained earnings as a one-time adjustment. The Company has determined that it has the intent to sell previously impaired securities and therefore, did not make such an adjustment. Prior to the adoption, the Company reviewed factors such as the length of time and extent to which fair value has been below cost basis, the quality rating of the investments as investment grade, the financial condition of the issuer and the Company's ability and intent to hold the investment for a period of time which may be sufficient for anticipated recovery in market value. A loss is recognized in other income and expense, net, when it is determined that an other-than-temporary decline in fair value has occurred.

***Concentration of credit risk***

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, short-term and long-term investments and accounts receivable. The Company follows a corporate investment policy which sets credit, maturity and concentration limits and regularly monitors the composition, market risk and maturities of these investments. The Company believes that any concentration of credit risk in its accounts receivable is substantially mitigated by the Company's evaluation process, relatively short collection terms and the high level of credit worthiness of its customers. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary but generally requires no collateral.

At December 31, 2009, the Company's concentration of accounts receivable was with one customer representing 46% of aggregate gross trade receivables. At December 31, 2008, the Company had two customers representing 27% and 10%, respectively, of aggregate gross trade receivables.

The number of customers that accounted for over 10% of revenue for the years ended December 31, 2009, 2008 and 2007 were three, two and two, respectively. The following table sets forth sales to customers each comprising 10% or more of total revenues for the periods indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Customer A | 24% | *% | *% |
| Customer B | 15 | 17 | * |
| Customer C | 10 | * | * |
| Customer D | * | 11 | 11 |
| Customer E | * | * | 12 |

* denotes sales comprising less than 10% of total revenues.

### *Inventories*

Inventories are stated at lower of cost or market using the first-in, first-out method. The Company evaluates inventory levels quarterly against sales forecasts to evaluate its overall inventory risk. Inventory is determined to be saleable based on a sales forecast within a specific time period, generally for a period not to exceed one year.

### *Property and equipment*

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Equipment held under capital lease is stated at the fair market value of the related asset at the time of lease origination and is amortized on a straight-line basis over the term of the lease. The Company held no significant equipment under capital lease agreements in the periods presented. Repair and maintenance costs are charged to expense as incurred.

The depreciation and amortization periods for property and equipment are as follows:

| | |
|---|---|
| Furniture and equipment | One to five years |
| Buildings | Seven, eight and 39 years |
| Leasehold improvements | Shorter of five years or the remaining term of the lease |

When property and equipment are sold or disposed, the cost of the asset and the related accumulated depreciation or amortization are removed from the accounts and the resulting gain or loss on disposal is charged to the corresponding functional expenses.

### *Impairment of long-lived assets*

The Company evaluates the recoverability of its long-lived assets in accordance with the authoritative guidance for accounting for the impairment or disposal of long-lived assets. When events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, the Company recognizes impairment if the net book value of such assets exceeds the future undiscounted cash flows attributed to such assets. The Company assesses the impairment in value of its long-lived assets whenever events or circumstances indicate that their carrying value may not be recoverable. Factors the Company considers important that could trigger an impairment review include operating losses, significant negative industry trends, significant underutilization of the assets and significant changes in how it uses the assets or its plans for its use. No impairment losses were incurred in the periods presented.

***Goodwill and identified intangible assets***

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the net tangible and identified intangible assets acquired under a business combination. Identified intangible assets consist of acquired patents, existing technology, trade names, assembled workforce and non-compete agreements resulted from business combinations, and acquired patents under asset purchase agreements. Identified intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from two to 15 years.

The Company evaluates the recoverability of goodwill during the fourth quarter, annually or more frequently whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with the authoritative guidance for goodwill and other intangible assets. Factors that may be considered a change in circumstances indicating that the carrying value of the Company's goodwill, amortizable intangible assets or equity investments may not be recoverable include a decline in future cash flows, slow adoption of the products by the customers or significant decline in growth rates in the industry in which the reporting unit operates in. To evaluate for impairment, the Company utilizes a two-step process. The first step requires the Company to compare the fair value of each reporting unit to its carrying value including allocated goodwill. The Company determines the fair value of its reporting units using an average of the results derived from an income approach and a market approach. The income approach is estimated through the discounted cash flow method based on assumptions about future conditions such as future gross margins, operating expenses, discount rates and other assumptions. The market approach is estimated through the market comparable method yields the fair value of the equity of the Company based on a comparison of the Company to comparable companies in similar lines of business. If the carrying value of a reporting unit exceeds the reporting unit's fair value, the Company performs the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the reporting unit with the carrying value of the reporting unit. An impairment charge is recognized for the excess of the carrying value of the reporting over its implied fair value. No goodwill impairment was recorded for the periods presented.

***Treasury stock***

The Company accounts for stock repurchases using the cost method. For reissuance of treasury stock, to the extent that the reissuance price is more than the cost, the excess is recorded as an increase to capital in excess of par value. If the reissuance price is less than the cost, the difference is recorded in capital in excess of par value to the extent there is a cumulative treasury stock paid in capital balance. Once the cumulative balance is reduced to zero, any remaining difference resulting from the sale of treasury stock below cost is recorded as a reduction of retained earnings.

***Revenue recognition***

The Company recognizes revenues when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

*Royalty and license fees*

Royalty and license fees revenues include revenues from license fees, royalty payments and royalty payments resulting from compliance audits. Licensees typically pay a non-refundable license fee and revenues from license fees are generally recognized at the time the license agreement is executed by both parties and technology transfer is completed. In some instances, the Company provides training to its licensees under the terms of the license agreement. The amount of training provided is limited and is incidental to the licensed technology. Accordingly, in instances where training is provided under the terms of a license agreement, a portion of the license fee is deferred until such training has been provided. The amount of revenues deferred is the estimated fair value of the training, which is based on the price the Company charges for similar services when they are sold separately. These revenues are reported as service revenues. Licensees pay on-going royalties on their production or shipment of licensed products incorporating the Company's intellectual property. Royalties under the Company's royalty-based technology licenses are generally based upon either unit volumes shipped using the Company's technology or a percent of the net sales price. Licensees generally report shipment information within 30 to 60 days after the end of the quarter in which such activity took place. Since there is no reliable basis on which the Company can estimate its royalty revenues prior to obtaining these reports from the licensees, the Company recognizes royalty revenues on a one-quarter lag. The Company also completes periodic compliance audits of licensees to independently verify the accuracy of the information contained in the licensees' royalty reports.

While the majority of the Company's revenue transactions contain standard business terms and conditions, there are certain transactions that contain non-standard business terms and conditions. The non-standard significant business terms and conditions are included in certain software and license agreements and are related to payment terms. The Company provides payment terms to customers dependent upon their financial strength, credit worthiness and the Company's collection experience with the customer. If the Company provides extended payment terms beyond these standard terms, revenue is deferred until payment is due and collectibility is probable and/or reasonably assured based on customer credit worthiness and past history of collection. When collectibility is not considered probable, revenue is deferred until collected.

In addition, the Company may enter into certain sales transactions that involve multiple element arrangements such as software licenses, design services and technical services with no rights of return. If the Company can objectively determine the fair value of each undelivered element, revenue is allocated based on the residual method where the fair value of any undelivered elements is deferred, and recognized upon delivery or over the period in which the service is performed. If the Company cannot objectively determine the fair value of any undelivered elements included in a multiple-element arrangement, revenue is deferred until all elements are delivered and/or services have been performed, or until the Company can objectively determine the fair value of all remaining undelivered elements.

The Company has entered into arrangements to purchase goods and/or services from customers where the Company (i) provides marketing incentives to a customer in exchange for the customer's marketing effort to promote the Company's technologies, (ii) utilizes a customer to perform product development and research services and (iii) purchases goods from customers through standard business operations. If the Company cannot objectively determine the fair value of the benefits derived from these services and if such services cannot be separated from the underlying technologies licensed, such services are reflected as a reduction of revenue in the Company's consolidated statement of operations.

*Past production payments*

Past production payment revenues are royalty payments for the use of the Company's technology or intellectual property in the past by new licensees that make such payments as part of a settlement of a patent infringement dispute. Past production payment revenues typically relate to previous periods and are based on historical production volumes or sales.

These revenues are recognized upon execution of the agreement by both parties, provided that the amounts are fixed or determinable, there are no significant Company obligations and collectibility is reasonably assured. The Company does not recognize any revenues prior to the execution of an agreement since there is no reliable basis on which the Company can estimate the amounts for royalties related to previous periods or assess collectibility.

*Product and service revenues*

Product and service revenues include sales of micro-optics products and engineering product development services. Product revenue principally consists of micro-optics products, which include the diffractive optical lens elements sold principally to the semiconductor photolithography industry, as well as refractive, diffractive and integrated optical elements sold for telecommunications and photonic applications. The Company recognizes revenue from product sales when fundamental criteria are met, such as title, risk and rewards of product ownership are transferred to the customer, price and terms are fixed and the collection of the resulting receivable is reasonably assured. Shipping terms are generally freight-on-board shipping point. Service revenue principally consists of engineering, assembly, design and infrastructure services, which the Company believes accelerate the incorporation of the Company's technology into customers' products. For certain service arrangements, the Company utilizes the completed-contract and the percentage-of-completion methods of accounting for commercial and government contracts, dependent upon the type of the contract. The completed-contract method of accounting is used for fixed-fee contracts with relatively short delivery times. Revenues from fixed-fee and fixed-priced contracts are recognized upon acceptance of deliverables by the customer or in accordance with the contract specifications, assuming title and risk of loss has transferred to the customer, prices are fixed or determinable, no significant Company obligations remain, and collection of the related receivable is reasonably assured. If the total estimated costs to complete a project were to exceed the total contract amount, indicating a loss, the entire anticipated loss would be recognized immediately. Revenues from services related to training are recognized when services are performed.

Changes in judgment on these assumptions and estimates could materially impact the timing or amount of revenue recognition.

***Indemnification***

The Company provides indemnifications of varying scopes to certain customers against claims of intellectual property infringement made by third parties arising from the use of the Company's technologies. In accordance with authoritative guidance for accounting for guarantees, as interpreted by the authoritative guidance for guarantor's accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others, the Company evaluates estimated losses for such indemnifications. The Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. To date, no such claims have been filed against the Company and, as a result, no liability has been recorded in the Company's financial statements.

As permitted under Delaware law, the Company has agreements whereby it indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has Directors' and Officers' Liability insurance coverage that is intended to reduce its financial exposure and may enable the Company to recover a portion of any future amounts paid. The Company believes the estimated fair value of these indemnification agreements in excess of applicable insurance coverage is minimal.

***Research, development and other related costs***

Research, development and other related costs consist primarily of compensation and related costs for personnel as well as costs related to patent applications and examinations, amortization of intangible assets, materials, supplies and equipment depreciation. Research and development is conducted primarily in-house and targets development of chip-scale, 3 dimensional and wafer-level packaging technology, high-density substrate, thermal management technology, image sensor packaging, wafer-level optics, image enhancement technology, and micro-optic lenses solutions including diffractive and refractive optical elements to integrated micro-optical subassemblies. All research, development and other related costs are expensed as incurred. The Company believes that a significant level of research, development and other related costs will be required to remain competitive in the future.

***Stock-based compensation expense***

The Company accounts for stock-based compensation expense in accordance with the authoritative guidance on share-based payment. Under the provisions of the guidance, stock-based compensation expense is measured at the grant date based on the fair value of the award using a Black-Scholes option pricing model and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of the Company's stock awards for non-employees was estimated based on the fair market value on each vesting date, accounted for under the variable-accounting method.

The authoritative guidance also requires that the Company measure and recognize stock-based compensation expense upon modification of the term of stock award. The stock-based compensation expense for such modification is the sum of any unamortized expense of the award before modification and the modification expense. The modification expense is the incremental amount of the fair value of the award before the modification and the fair value of the award after the modification, measured on the date of modification. In the case when the modification results in a longer requisite period than in the original award, the Company has elected to apply the pool method where the aggregate of the unamortized expense and the modification expense is amortized over the new requisite period on a straight-line basis. In addition, any forfeitures will be based on the original requisite period prior to the modification.

Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, stock price volatility, and the pre-vesting option forfeiture rate. The Company estimates the expected life of options granted based on historical exercise patterns, which are believed to be representative of future behavior. The Company estimates the volatility of the Company's common stock on the date of grant based on historical volatility. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. The Company estimates the forfeiture rate based on historical experience of its stock-based awards that are granted, exercised and cancelled. If the actual forfeiture rate is materially different from the estimate, stock-based compensation expense could be significantly different from what was recorded in the current period.

See Note 11—"*Stock-based Compensation Expense*" for additional detail.

***Income taxes***

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits, tax deductions, and in the calculation of certain deferred taxes and tax liabilities. Significant changes to these estimates may result in an increase or decrease to the Company's tax provision in a subsequent period.

The provision for income taxes comprised of the Company's current tax liability and changes in deferred income tax assets and liabilities. The calculation of current tax liability involves dealing with uncertainties in the application of complex tax laws and regulations and in determining the liability for tax positions, if any, taken on the Company's tax returns in accordance with authoritative guidance on accounting for uncertainty in income taxes. Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities. The Company must assess the likelihood that it will be able to recover the Company's deferred tax assets. If recovery is not likely on a more-likely-than-not basis, the Company must increase its provision for income taxes by recording a valuation allowance against the deferred tax assets that it estimates will not ultimately be recoverable. However, should there be a change in the Company's ability to recover its deferred tax assets, the provision for income taxes would fluctuate in the period of such change. See Note 13—"*Income Taxes*" for additional detail.

## NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

*Adopted*

In December 2007, the FASB revised the authoritative guidance for business combinations, which requires a company to recognize the assets acquired, liabilities assumed, contractual contingencies and contingent consideration measured at their fair value at the acquisition date. It further requires that research and development assets acquired in a business combination that have no alternative future use to be measured at their acquisition-date fair value and then monitored for impairment periodically, and that acquisition-related costs are to be recognized separately from the acquisition and expensed as incurred. Among other changes, this guidance also requires that "negative goodwill" be recognized in earnings as a gain attributable to the acquisition, and any deferred tax benefits resulting from a business combination are recognized in income from continuing operations in the period of the combination. The guidance is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In January 2009, the Company adopted this guidance and expects that this guidance will result in the recognition of expenses to the Company's results of operations for any future acquisitions which would have been capitalized prior to the adoption of this guidance. The Company cannot predict any acquisition activities and therefore cannot access the impact to its financial positions, results of operations, or cash flows.

In April 2009, the FASB revised the authoritative guidance for business combinations. The guidance deals with the initial recognition and measurement of an asset acquired or a liability assumed in a business combination that arises from a contingency provided the asset or liability's fair value on the date of acquisition can be determined. It is effective for assets or liabilities arising from contingencies in business combinations that occur following the start of the first fiscal year that begins on or after December 15, 2008. In the first quarter of 2009, the Company adopted this guidance, which did not have a significant impact on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests in consolidated financial statements, which requires a company to clearly identify and present ownership interests in subsidiaries held by parties other than the company in the consolidated financial statements within the equity section but separate from the company's equity. It also requires the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of operations; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. In January 2009, the Company adopted this guidance, which did not have a significant impact on its consolidated financial position, results of operations or cash flows.

In November 2008, the FASB issued authoritative guidance for defensive intangible assets, which provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with authoritative guidance for business combinations and on fair value measurements, including the estimated useful life that should be assigned to such assets. This guidance is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. In January 2009, the adoption of this guidance did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In April 2009, the FASB revised the authoritative guidance for fair value measurements and financial instruments to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may early adopt them for interim and annual periods ending after March 15, 2009. In April 2009, the Company adopted this guidance, which did not have a significant impact on its consolidated financial position, results of operations or cash flows.

In May 2009, the FASB issued authoritative guidance for subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim and annual reporting periods ending after June 15, 2009. Since this guidance only requires additional disclosures, the adoption in June 2009 did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2009, the FASB issued the FASB Accounting Standards Codification ("Codification"). The Codification is the single source for all authoritative GAAP recognized by the FASB to be applied for financial statements issued for periods ending after September 15, 2009. The Codification supersedes all accounting standards in GAAP, aside from those issued by the SEC. In July 2009, the Company adopted this guidance, which did not have a significant impact on its consolidated financial position, results of operations or cash flows.

*Issued*

In June 2009, the FASB issued an amendment to the accounting and disclosure requirements for the consolidation of variable interest entities which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. This amendment will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity's financial statements. This amendment will be effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, or January 1, 2010, for a calendar year-end entity. The Company is currently evaluating the impact that this amendment may have on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued an update to the authoritative guidance for revenue recognition related to multiple-deliverable arrangements. This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to "fair value" with "selling price" to distinguish from the fair value measurements required under the authoritative guidance for fair value measurements and disclosures, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. In addition, this update removes non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. This update is effective in fiscal years beginning on or after June 15, 2010 and can be applied prospectively or retrospectively. The Company is currently evaluating the effect the adoption of this update will have, if any, on its consolidated financial position, results of operations or cash flows.

On January 21, 2010, the FASB issued an update to the authoritative guidance for fair value measurements and disclosures. The update includes a requirement that reporting entities provide information about movements of assets among Levels 1 and 2 of the three-tier fair value hierarchy established by existing authoritative guidance. This update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company is currently evaluating the effect that adoption of this update will have, if any, on its consolidated financial position, results of operations or cash flows.

## NOTE 4 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

Accounts receivable, net consisted of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Trade and other receivables | $10,021 | $13,304 |
| Related party receivable (see Note 16 for details) | 259 | 1,480 |
| Allowance for doubtful accounts | (43) | (60) |
| | $10,237 | $14,724 |

Inventories consisted of the following (in thousands):

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Raw materials | $ 513 | $ 369 |
| Work in process | 739 | 677 |
| Finished goods | 319 | 488 |
| | $1,571 | $1,534 |

Property and equipment, net consisted of the following (in thousands):

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Furniture and equipment | $ 46,836 | $ 39,160 |
| Land and buildings | 19,886 | 15,628 |
| Leasehold improvements | 3,979 | 4,142 |
| | 70,701 | 58,930 |
| Less: Accumulated depreciation and amortization | (28,218) | (21,946) |
| | $ 42,483 | $ 36,984 |

Depreciation and amortization expense for the years ended December 31, 2009, 2008 and 2007, amounted to $9.4 million, $7.7 million and $6.6 million, respectively.

Accrued liabilities consisted of the following (in thousands):

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Employee compensation and benefits | $12,295 | $10,435 |
| Other | 9,338 | 7,312 |
| | $21,633 | $17,747 |

Accumulated other comprehensive loss consisted of the following (in thousands):

| | December 31, 2009 | December 31, 2008 |
|---|---|---|
| Net unrealized losses on short-term and long-term investments, net of tax | $55 | $777 |
| Accumulated other comprehensive loss | $55 | $777 |

## NOTE 5 – FINANCIAL INSTRUMENTS

The following is a summary of marketable securities at December 31, 2009 and 2008 (in thousands):

| | December 31, 2009 | | | |
|---|---|---|---|---|
| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Values |
| **Available-for-sale securities** | | | | |
| Commercial paper | $ 82,347 | $ 7 | $ (6) | $ 82,348 |
| Money market funds | 13,971 | — | — | 13,971 |
| Bank deposits | 5,808 | — | — | 5,808 |
| Corporate bonds and notes | 84,245 | 452 | (142) | 84,555 |
| Treasury and agency notes and bills | 59,680 | 62 | (78) | 59,664 |
| Municipal bonds and notes | 119,886 | 168 | (69) | 119,985 |
| Asset-backed securities | 1,642 | — | (449) | 1,193 |
| **Total available-for-sale securities** | 367,579 | 689 | (744) | 367,524 |
| **Trading securities** | | | | |
| Auction rate municipal bonds | 14,498 | — | — | 14,498 |
| **Total marketable securities** | $382,077 | $689 | $(744) | $382,022 |
| **Reported in:** | | | | |
| Cash and cash equivalents | | | | 86,246 |
| Short-term investments | | | | 280,085 |
| Long-term investments | | | | 15,691 |
| **Total marketable securities** | | | | $382,022 |

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Values |
| **Available-for-sale securities** | | | | |
| Commercial paper | $ 25,350 | $ 33 | $ — | $ 25,383 |
| Money market funds | 41,680 | — | — | 41,680 |
| Corporate bonds and notes | 27,247 | 60 | (660) | 26,647 |
| Government agency notes | 23,342 | 195 | — | 23,537 |
| Variable rate demand notes | 20,825 | — | — | 20,825 |
| Municipal bonds and notes | 115,371 | 357 | (6) | 115,722 |
| Asset-backed securities | 6,070 | — | (1,284) | 4,786 |
| **Total available-for-sale securities** | 259,885 | 645 | (1,950) | 258,580 |
| **Trading securities** | | | | |
| Auction rate municipal bonds | 17,348 | — | — | 17,348 |
| **Total marketable securities** | $277,233 | $645 | $(1,950) | $275,928 |
| **Reported in:** | | | | |
| Cash and cash equivalents | | | | 65,184 |
| Short-term investments | | | | 188,610 |
| Long-term investments | | | | 22,134 |
| **Total marketable securities** | | | | $275,928 |

At December 31, 2009 and 2008, the Company held $403.6 million and $298.6 million in cash, cash equivalents, short-term and long-term investments, respectively. Of these amounts, the majority are held in marketable securities as shown above. The remaining balances are generally cash held in operating accounts.

At December 31, 2009 and 2008, the Company had $15.7 million and $22.1 million, respectively, of ARS and ABS recorded at fair value. The original cost for these securities was $18.5 million and $28.9 million, respectively. Based upon an analysis of market and other factors, ABS with an original par value of $2.9 million were written-down to an estimated fair value of $1.2 million as of December 31, 2009 as the decline in value of these certain investments were determined to be other-than-temporary. The Company recorded impairment charges that decreased pre-tax income by $1.8 million and $1.5 million for the year ended December 31, 2009 and 2008, respectively. Unrealized losses of $0.1 million, net of tax, as of the year ended December 31, 2009, related to a temporary decline in value of the remaining available-for-sale securities and were due primarily to changes in interest rates and market and credit conditions of the underlying securities. Because the Company has the ability to hold the temporarily impaired investments to allow for recovery, does not anticipate having to sell these securities and continues to receive interest at the maximum contractual rate, these investments are not considered to be other-than-temporarily impaired as of December 31, 2009.

The gross realized losses on sales of marketable securities were $2.2 million for the year ended December 31, 2009. Of this amount, $2.1 million were previously recorded as impairment. The gross realized losses on sales of marketable securities were not significant during the years ended December 31, 2008 and 2007. The gross realized gains on sales of marketable securities were not significant during the years ended December 31, 2009, 2008 and 2007.

Prior to the first quarter of 2008, ARS and ABS investments were presented as current assets under short-term investments based on their expected maturities. Given the lack of active markets for these investments, the entire amount of the Company's ARS and ABS holdings, have been classified as long-term investments. Due to the lack of observable market quotes on the Company's ARS and ABS investments, the Company utilizes valuation models that rely exclusively on unobservable inputs including those that are based on a discounted cash flow model and assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity.

In November 2008, the Company entered into an agreement with UBS which granted the Company and UBS various rights (the "Rights"), including the right to permit the Company to sell the ARS investments to UBS at par value at any time during a two-year period beginning June 30, 2010 and gave UBS the right to call such securities at par value. The Rights are an unsecured obligation of UBS and are not transferable by the Company. The Company has elected to record the Rights, a free-standing asset aside from the ARS investments, under the provisions of the guidance for the fair value option for financial assets and financial liabilities. Upon acceptance of the Rights, the Company recorded the fair value of the Rights in other assets with an offsetting entry to other income and expense, net. Additionally, in conjunction with the acceptance of the Rights, the Company reclassified the ARS investments from available-for-sale to trading to reflect its intention to exercise the Rights during the relevant two-year period. As a trading security, unrealized gains and losses are to be recorded in current period earnings. For the year ended December 31, 2009, the Company recorded $2.8 million of unrealized gains in relation to the change in the fair value of the ARS investment and an offsetting entry of approximately $2.8 million related to the change in fair value of the Rights to Other Assets. For the year ended December 31, 2008, the Company recorded $4.0 million of unrealized losses in relation to the change in the fair value of the ARS investment and an offsetting entry of approximately $4.0 million related to the change in fair value of the Rights to Other Assets. The fair value of the Rights was based on the Company's expected value to be received from UBS, which was the difference between par and fair value of the ARS at the end of the current period. This value was discounted using UBS's credit default swap rate to account for the counterparty risk. The Company expects that future changes in the fair value of the Rights will approximate fair value movements in the related ARS.

The following table summarizes the fair value and gross unrealized losses related to individual available-for-sale and trading securities which have been in a continuous unrealized loss position, at December 31, 2009 and 2008, aggregated by investment category and length of time (in thousands):

| December 31, 2009 | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| Commercial Paper | $ 29,024 | $ (6) | $ — | — | $ 29,024 | (6) |
| Corporate bonds and notes | 27,158 | (124) | 3,285 | (18) | 30,443 | (142) |
| Treasury and agency notes and bills | 21,454 | (78) | — | — | 21,454 | (78) |
| Municipal bonds and notes | 45,380 | (69) | — | — | 45,380 | (69) |
| Asset-backed securities | 90 | (50) | 1,103 | (399) | 1,193 | (449) |
| Auction rate municipal bonds | — | — | 14,498 | — | 14,498 | — |
| **Total** | $123,106 | $(327) | $18,886 | $(417) | $141,992 | $(744) |

| December 31, 2008 | Less Than 12 Months | | 12 Months or More | | Total | |
|---|---|---|---|---|---|---|
| | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses | Fair Value | Gross Unrealized Losses |
| Corporate bonds and notes | $10,401 | $(623) | $ 7,645 | $ (37) | $18,046 | $ (660) |
| Municipal bonds and notes | — | — | 13,582 | (6) | 13,582 | (6) |
| Asset-backed securities | 1,273 | (139) | 2,563 | (1,145) | 3,836 | (1,284) |
| Auction rate municipal bonds | — | — | 17,348 | — | 17,348 | — |
| **Total** | $11,674 | $(762) | $41,138 | $(1,188) | $52,812 | $(1,950) |

The estimated fair value of marketable securities by contractual maturity at December 31, 2009, are shown below (in thousands). Asset-backed securities are excluded as they do not have a single maturity date. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without call or prepayment penalties.

| | Estimated Fair Value |
|---|---|
| Due in one year or less | $168,739 |
| Due in one to two years | 190,418 |
| Due after two years | 21,672 |
| Total | $380,829 |

In the second quarter of 2008, the Company invested $4.2 million in a minority equity investment that is accounted for under the cost method. During the year ended December 31, 2008 the Company recorded a total impairment charge of $1.8 million to other income and expense, net. In the first quarter of 2009, the Company received a liquidation payout of $2.3 million which approximating the remaining book balance, and the Company recorded no additional impairment in 2009.

## NOTE 6 – FAIR VALUE

The Company follows the authoritative guidance for fair value measurements and the fair value option for financial assets and financial liabilities. The guidance for fair value measurements establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. The guidance for the fair value option for financial assets and financial liabilities provides companies the irrevocable option to measure many financial assets and liabilities at fair value with changes in fair value recognized in earnings. The Company has elected to record the Rights related to the ARS invested with UBS, as discussed below, at fair value under the provisions of the guidance for the fair value option for financial assets and financial liabilities.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability, or an exit price, in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

*Level 1* Quoted prices in active markets for identical assets or liabilities.

**TESSERA TECHNOLOGIES, INC.**
**NOTES TO CONSOLIDATED FINANCIAL STATEMENTS**
**(Continued)**

*Level 2* Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

*Level 3* Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following is a list of the Company's assets and liabilities required to be measured at fair value on a recurring basis and where they are classified within the hierarchy as of December 31, 2009 (in thousands):

| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Assets** | | | | |
| Money market funds [1] | $ 13,971 | $13,971 | $ — | $ — |
| Bank deposits [1] | 5,808 | 5,808 | — | — |
| Commercial paper [2] | 82,348 | — | 82,348 | — |
| Corporate bonds and notes [2] | 84,555 | — | 84,555 | — |
| Municipal bonds and notes [3] | 119,985 | — | 119,985 | — |
| Treasury and agency notes and bills [3] | 59,664 | — | 59,664 | — |
| Asset-backed securities [4] | 1,193 | — | — | 1,193 |
| Auction rate municipal bonds [4] | 14,498 | — | — | 14,498 |
| Total marketable securities | 382,022 | 19,779 | 346,552 | 15,691 |
| Rights related to the UBS agreement [5] | 1,127 | — | — | 1,127 |
| **Total Assets** | $383,149 | $19,779 | $346,552 | $16,818 |

The following footnotes indicate where the noted items are recorded in the Consolidated Balance Sheet at December 31, 2009:

(1) Money market funds and bank deposits are reported as cash and cash equivalents.

(2) Commercial paper and corporate bond and notes are reported as either cash and cash equivalents or short-term investments.

(3) Municipal bonds and notes and treasury and government agency notes and bills are reported as short-term investments.

(4) Asset-backed securities and auction rate municipal bonds are reported as long-term investments.

(5) Rights related to the UBS agreement are reported as other assets.

The following is a list of the Company's assets and liabilities required to be measured at fair value on a recurring basis and where they are classified within the hierarchy as of December 31, 2008 (in thousands):

| | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| **Assets** | | | | |
| Money market funds [1] | $ 41,680 | $41,680 | $ — | $ — |
| Commercial paper [2] | 25,383 | — | 25,383 | — |
| Municipal bonds and notes [2] | 115,722 | — | 115,722 | — |
| Corporate bonds and notes [3] | 26,647 | — | 26,647 | — |
| Treasury and agency notes and bills [3] | 23,537 | — | 23,537 | — |
| Variable rate demand notes [3] | 20,825 | — | 20,825 | — |
| Asset-backed securities [4] | 4,786 | — | — | 4,786 |
| Auction rate municipal bonds [4] | 17,348 | — | — | 17,348 |
| Total marketable securities | 275,928 | 41,680 | 212,114 | 22,134 |
| Rights related to the UBS agreement [5] | 3,952 | — | — | 3,952 |
| **Total Assets** | $279,880 | $41,680 | $212,114 | $26,086 |

The following footnotes indicate where the noted items are recorded in the Consolidated Balance Sheet at December 31, 2008:

(1) Money market funds are reported as cash and cash equivalents.
(2) Commercial paper and municipal bonds and notes are reported as either cash and cash equivalents or short-term investments.
(3) Corporate bonds and notes, treasury and government agency notes and bills, and variable rate demand notes are reported as short-term investments.
(4) Asset-backed securities and auction rate municipal bonds are reported as long-term investments.
(5) Rights related to the UBS agreement are reported as other assets.

The Company's ARS and ABS holdings have been classified as Level 3 long-term investments due to the lack of active markets for these investments. For the valuation of the Company's ARS and ABS investments, the Company utilizes valuation models that rely exclusively on unobservable inputs including those that are based on a discounted cash flow model and assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. Also included in the Level 3 classification is the fair value of the Rights related to UBS agreement. See Note 5 – "*Financial Instruments*" for further information.

The table below presents a reconciliation for all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the years ended December 31, 2009 and 2008 (in thousands):

| | Rights (Level 3) | Available-for-sale and trading securities (Level 3) | Total (Level 3) |
|---|---|---|---|
| **Balance at December 31, 2007** | $ — | $ 17,611 | $ 17,611 |
| Purchases, sales, issuances and settlements, net | — | (16,854) | (16,854) |
| Total gains or losses (realized and unrealized): | | | |
| Included in earnings | — | (5,452) | (5,452) |
| Included in accumulated other comprehensive loss | — | (971) | (971) |
| Issuance of the Rights related to the UBS agreement | 3,952 | — | 3,952 |
| Transfers in (out) of Level 3 | — | 27,800 | 27,800 |
| **Balance at December 31, 2008** | $ 3,952 | $ 22,134 | $ 26,086 |
| Purchases, sales, issuances and settlements, net | — | (8,146) | (8,146) |
| Total gains or losses (realized and unrealized): | | | |
| Included in earnings | (2,825) | 868 | (1,957) |
| Included in accumulated other comprehensive loss | — | 835 | 835 |
| Transfers in (out) of Level 3 | — | — | — |
| **Balance at December 31, 2009** | $ 1,127 | $ 15,691 | $ 16,818 |

## NOTE 7 – BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

***Business Combinations***

### Dblur Technologies, Ltd.

In May 2009, the Company acquired certain assets of Israel-based Dblur Technologies Ltd., a developer of software lens technology for cell phone cameras and other imaging applications. This acquisition expands the Company's presence in the Chinese market. Total consideration paid was not significant.

### FotoNation, Inc.

In February 2008, Tessera completed its acquisition of FotoNation, Inc. ("FotoNation"), a Delaware corporation and a leading provider of embedded imaging solutions for digital still camera and cell phone applications.

As a result of the acquisition, FotoNation became a wholly owned subsidiary of the Company in a business combination transaction accounted for using the purchase method of accounting, with the results of the acquired entity included in the Imaging and Optics segment as of the acquisition date. The net purchase consideration of $38.6 million included a cash payment of $38.7 million for all outstanding shares of capital stock and vested stock options, transaction costs of $1.0 million, net of a repayment of $1.1 million from the shareholders due to non-achievement of certain milestones. Included in the cash payment is $4.7 million paid to shareholders in June 2009 as part of a $10 million possible payout upon achievement of certain milestones. The purchase price includes $2.9 million of cash acquired. Of the purchase consideration, $8.9 million is held in escrow as of December 31, 2009, and is subject to forfeiture to satisfy the indemnification obligations, if any, of the former stockholders of FotoNation. The escrow expired in February 2010. The Company allocated $1.7 million of the purchase price to acquired net tangible assets consisting of accounts receivable, property and equipment, income tax payable and various assumed assets and liabilities, $25.5 million to amortizable identified intangible assets and $8.9 million to goodwill.

The Company recorded a charge of $2.5 million related to acquired in-process research and development ("IPR&D") associated with the acquisition of FotoNation in the first quarter of 2008. The fair value of IPR&D was expensed because technological feasibility had not been established and no future alternative uses existed as of the date of the acquisition.

Proforma results of operations have not been presented because the impact of the acquisition on prior period results was not considered material.

## NOTE 8 – GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

On January 1, 2009, the Company changed its reportable segments from Intellectual Property segment and Product and Service segment to Micro-electronics segment and Imaging and Optics segment as a result of a reorganization of its reporting units. The underlying reporting units did not change significantly. As a result, the carrying value for goodwill of $40.4 million as of December 31, 2008 was reallocated to the Imaging and Optics segment. See Note 15—"*Segment and Geographic Information*" for additional detail.

The changes to the carrying value of goodwill, which are all allocated to the Imaging and Optics segment, from January 1, 2008 through December 31, 2009 is reflected below (in thousands):

| | Imaging and Optics |
|---|---|
| **January 1, 2008** | $35,489 |
| Goodwill adjustments through the FotoNation acquisition | 4,677 |
| Goodwill adjustments | 278 |
| **December 31, 2008** | $40,444 |
| Goodwill acquired through the Dblur Technologies Ltd. acquisition | 450 |
| Adjustment to goodwill related to FotoNation, Inc. acquisition | 4,256 |
| **December 31, 2009** | $45,150 |

Identified intangible assets consisted of the following (in thousands):

| | | December 31, 2009 | | | December 31, 2008 | | |
|---|---|---|---|---|---|---|---|
| | Average Life (Years) | Gross Assets | Accumulated Amortization | Net | Gross Assets | Accumulated Amortization | Net |
| Acquired patents | 3-15 | $ 41,895 | $ (7,651) | $34,244 | $24,736 | $ (4,422) | $20,314 |
| Existing technology | 5-10 | 51,162 | (18,284) | 32,878 | 51,161 | (11,683) | 39,478 |
| Trade name | 4-10 | 3,620 | (1,288) | 2,332 | 3,620 | (881) | 2,739 |
| Customer contracts | 3-9 | 11,900 | (3,687) | 8,213 | 10,500 | (1,984) | 8,516 |
| Non-competition agreements | 2 | 1,400 | (1,400) | — | 1,400 | (1,296) | 104 |
| Assembled workforce | 4 | 300 | (214) | 86 | 300 | (139) | 161 |
| | | $110,277 | $(32,524) | $77,753 | $91,717 | $(20,405) | $71,312 |

Amortization expense for the years ended December 31, 2009, 2008 and 2007 amounted to $12.1 million, $11.1 million and $7.0 million, respectively.

As of December 31, 2009, the estimated future amortization expense of intangible assets is as follows (in thousands):

| | |
|---|---|
| 2010 | $13,685 |
| 2011 | 13,336 |
| 2012 | 12,567 |
| 2013 | 11,703 |
| 2014 | 9,893 |
| Thereafter | 16,569 |
| | $77,753 |

## NOTE 9 – NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Numerator: | | | |
| Net income | $69,796 | $ 4,642 | $45,138 |
| Denominator: | | | |
| Weighted average common shares outstanding | 49,203 | 48,283 | 47,873 |
| Less: Unvested common shares subject to repurchase | (377) | (320) | (307) |
| Total shares-basic | 48,826 | 47,963 | 47,566 |
| Effect of dilutive securities | | | |
| Stock awards | 244 | 322 | 966 |
| Restricted stock | 195 | 73 | 105 |
| Total shares-diluted | 49,265 | 48,358 | 48,637 |
| Net income per common share-basic | $ 1.43 | $ 0.10 | $ 0.95 |
| Net income per common share-diluted | $ 1.42 | $ 0.10 | $ 0.93 |

Basic net income per share is computed using the weighted average number of common shares outstanding during the period, excluding any unvested restricted shares that are subject to repurchase. Diluted net income per share is computed using the treasury stock method to calculate the weighted average number of common shares and, if dilutive, potential common shares outstanding during the period. Potential dilutive common shares include unvested restricted shares and the incremental common shares issuable upon the exercise of stock options and warrants, less shares from assumed proceeds. The assumed proceeds calculation includes actual proceeds to be received from the employee upon exercise, the average unrecognized compensation cost during the period and any tax benefits that will be credited upon exercise to additional paid in capital.

For the year ended December 31, 2009, approximately 5,301,000 shares to purchase common stock were excluded from the computation of diluted net income per share as they were anti-dilutive. For the years ended December 31, 2008 and 2007, a total of approximately 4,079,000 and 1,383,000 shares to purchase common stock, respectively, were excluded from the computation of diluted net income per share as they were anti-dilutive.

## NOTE 10 – STOCKHOLDERS' EQUITY

***Stock repurchase programs***

In August 2007, the Company's Board of Directors authorized a plan to repurchase up to a maximum total of $100 million of the Company's outstanding shares of common stock dependent on market conditions, share price and other factors. As of December 31, 2009 and 2008, the Company has repurchased a total of 645,000 shares of common stock at an average price of $16.26 per share for a total cost of $10.5 million under this plan. The shares repurchased are recorded as treasury stock and are accounted for under the cost method. No expiration date has been specified for this plan. As of December 31, 2009, the total amount available for repurchase was $89.5 million. The Company may continue to execute authorized repurchases from time to time under the plan.

***Preferred stock***

In August 2003, the Company's stockholders approved an amendment and restatement of the Company's Restated Certificate of Incorporation. Under the Restated Certificate of Incorporation, the Company authorizes 10,000,000 shares of $0.001 par value preferred stock. There were no shares of preferred stock issued as of December 31, 2009.

***Preferred and common stock warrants***

On May 5, 1999, the Company issued a warrant to purchase 21,588 shares of Series C Preferred Stock at an exercise price of $7.50 per share, in connection with an existing lease arrangement. Upon completion of the initial public offering on November 13, 2003, this warrant converted into a common stock warrant. During the secondary public offering in 2004, 21,290 shares were exercised. The warrant expired in May 2009, five years following the Company's public offering. As of December 31, 2009, no shares remained exercisable.

***Stock option plans***

*The 1996 Plan and the 1999 Plan*

In December 1996, the Company adopted the 1996 Stock Option Plan ("1996 Plan"). In February 1999, the Company adopted the 1999 Stock Option Plan ("1999 Plan") which was approved by the stockholders in May 1999. Under the 1996 Plan and the 1999 Plan, incentive stock options may be granted to the Company's employees at an exercise price of no less than 100% of the fair value on the date of grant, and nonstatutory stock options may be granted to the Company's employees, non-employee directors and consultants at an exercise price of no less than 85% of the fair value. In both cases, when the optionees own stock representing more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the fair value on the date of grant. For options granted with an exercise price below fair market value, a stock-based compensation charge has been determined. Options granted under these plans generally have a term of ten years from the date of grant and vest over a four-year period. Shares issued in connection with the exercise of unvested options are subject to repurchase by the Company until such options vest. After February 1999, no further options were granted from the 1996 Plan. After December 2000, no further options were granted from the 1999 Plan. The Company has no intention of issuing additional grants under these plans. As of December 31, 2009, there were no shares reserved for grant under these plans.

As of December 31, 2009, only the cancellations under the 1999 Plan are recorded as available for grant. Based on a Board of Directors decision, cancellations under the 1996 Plan are not considered available for grant.

*The 2003 Plan*

In February 2003, the Board of Directors adopted and the Company stockholders approved the 2003 Equity Incentive Plan ("2003 Plan"). Under the 2003 Plan, incentive stock options may be granted to the Company's employees at an exercise price of no less than 100% of the fair value on the date of grant, and nonstatutory stock options may be granted to the Company's employees, non-employee directors and consultants at an exercise price of no less than 85% of the fair value. In both cases, when the optionees own stock representing more than 10% of the voting power of all classes of stock of the Company, the exercise price shall be no less than 110% of the fair value on the date of grant. For options granted with an exercise price below fair market value, a stock-based compensation charge has been determined. Options and restricted stock awards granted under this plan generally have a term of ten years from the date of grant and vest over a four-year period. Restricted stock, performance awards, dividend equivalents, deferred stock, stock payments and stock appreciation rights may also be granted under the 2003 Plan either alone, in addition to, or in tandem with any options granted thereunder. Restricted stock awards and restricted stock units are full-value awards that reduce the number of shares reserved for grant under this plan by one and one-half shares for each share granted.

In July 2009, the Company completed an offer to exchange certain employee stock options under the 2003 Plan (the "Exchange"). Pursuant to the Exchange, eligible options to purchase an aggregate of 1,137,642 shares of the Company's common stock were tendered and accepted. In exchange for the options tendered, the Company granted replacement options to purchase an aggregate of 926,548 shares of common stock under the 2003 Plan on July 1, 2009. The exercise price per share of each replacement option granted in the Exchange was $25.78, the closing price of the Company's common stock as reported by The Nasdaq Global Select Market on July 1, 2009. The replacement options granted will vest over a three-year period where one-third of the shares will vest and become exercisable on the one-year anniversary of the replacement grant date, with the remaining shares vesting and becoming exercisable in equal monthly increments over the 24 months following the first anniversary of the replacement grant date. The Exchange was accounted for as a modification, which did not result in any incremental compensation expense. The remaining compensation expense associated with the eligible options exchanged will be recognized over the requisite period of the replacement options which is generally the vesting period.

As of December 31, 2009, there were 2,684,000 shares available for grant under this plan.

A summary of the activity is presented below (in thousands, except years and per share amounts):

| | Shares | Shares Outstanding | | |
|---|---|---|---|---|
| | | Weighted Average Exercise Price per Share | Weighted Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value |
| **Balance at December 31, 2006** | 4,188 | $22.25 | | |
| Options granted | 1,142 | 37.89 | | |
| Options exercised | (1,145) | 16.22 | | |
| Options cancelled / forfeited / expired | (391) | 26.76 | | |
| **Balance at December 31, 2007** | 3,794 | $28.31 | | |
| Options granted | 3,365 | 19.12 | | |
| Options exercised | (196) | 9.08 | | |
| Options cancelled / forfeited / expired | (184) | 30.26 | | |
| **Balance at December 31, 2008** | 6,779 | $24.25 | | |
| Options granted | 1,917 | 24.09 | | |
| Options exercised | (1,033) | 16.41 | | |
| Options cancelled / forfeited / expired | (1,804) | 33.49 | | |
| **Options outstanding at December 31, 2009** | 5,859 | $22.74 | 7.72 | $18,907 |
| Vested and expected to vest at December 31, 2009 | 5,663 | $22.77 | 7.70 | $18,320 |
| Exercisable at December 31, 2009 | 2,135 | $24.37 | 6.62 | $ 7,519 |

The following table summarizes information about stock options outstanding and exercisable under all of the Company's plans at December 31, 2009:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices per Share | Number Outstanding (in thousands) | Weighted Average Remaining Contractual Life (in years) | Weighted Average Exercise Price per Share | Number Exercisable (in thousands) | Weighted Average Exercise Price per Share |
| $ 0.85 - $17.36 | 1,622 | 8.13 | $15.18 | 501 | $12.44 |
| $17.75 - $19.75 | 1,412 | 8.30 | 19.23 | 497 | 19.15 |
| $19.79 - $26.16 | 1,579 | 8.04 | 25.72 | 83 | 24.47 |
| $26.80 - $38.25 | 1,176 | 6.04 | 32.31 | 1,011 | 32.11 |
| $38.54 - $44.27 | 70 | 7.80 | 40.57 | 43 | 41.25 |
| $ 0.85 - $44.27 | 5,859 | 7.72 | $22.74 | 2,135 | $24.37 |

*Restricted Stock Awards*

Information with respect to outstanding restricted stock awards as of December 31, 2009 is as follows (in thousands, except for per share amounts):

| | Number of Shares | Weighted average grant-date fair value per share |
|---|---|---|
| **Balance at December 31, 2006** | 353 | $32.46 |
| Awards and units granted | 237 | 38.59 |
| Awards and units vested | (92) | 33.32 |
| Awards and units cancelled / forfeited | (64) | 33.90 |
| **Balance at December 31, 2007** | 434 | $35.41 |
| Awards and units granted | 723 | 27.47 |
| Awards and units vested | (193) | 33.59 |
| Awards and units cancelled / forfeited | (39) | 27.96 |
| **Balance at December 31, 2008** | 925 | $29.91 |
| Awards and units granted | 343 | 24.50 |
| Awards and units vested | (280) | 33.14 |
| Awards and units cancelled / forfeited | (67) | 27.83 |
| **Balance at December 31, 2009** | 921 | $27.07 |

***Employee Stock Purchase Plan***

In August 2003, the Company adopted the 2003 Employee Stock Purchase Plan approved by the Company's stockholders in September 2003. The Company initially reserved 200,000 shares of common stock for issuance under the 2003 Employee Stock Purchase Plan. The reserve will automatically increase on the first day of each fiscal year during the term of the ESPP by an amount equal to the lesser of (1) 200,000 shares, (2) 1.0% of the Company's outstanding shares on such date or (3) a lesser amount determined by the Board of Directors. Subsequently, the Company adopted the International Employee Stock Purchase Plan in June 2008 which reserves 200,000 shares of common stock for issuance under this plan. The 2003 Employee Stock Purchase Plan and the International Employee Stock Purchase Plan (collectively, "ESPP") are designed to allow eligible employees residing in the U.S. or internationally to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

The ESPP has a series of consecutive, overlapping 24-month offering periods. The first offering period commenced February 1, 2004, the effective date of the ESPP, as determined by the Board of Directors.

Individuals who own less than 5% of the Company's voting stock, are scheduled to work more than 20 hours per week and whose customary employment is for more than five months in any calendar year may join an offering period on the first day of the offering period or the beginning of any semi-annual purchase period within that period. Individuals who become eligible employees after the start date of an offering period may join the ESPP at the beginning of any subsequent semi-annual purchase period.

Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will apply to the purchase of shares on each semi-annual purchase date. The purchase price per share will equal 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

An eligible employee's right to buy the Company's common stock under the ESPP may not accrue at a rate in excess of $25,000 of the fair market value of such shares per calendar year for each calendar year of an offering period.

If the fair market value per share of the Company's common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

In the event of a proposed sale of all or substantially all of the Company's assets, or merger with or into another company, the outstanding rights under the ESPP will be assumed or an equivalent right substituted by the successor company or its parent or subsidiary. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will equal 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share on the date the purchase rights are exercised.

The ESPP will terminate no later than the tenth anniversary of the ESPP's initial adoption by the board of directors.

As of December 31, 2009, there were 768,000 shares reserved for grant under the ESPP.

## NOTE 11 – STOCK-BASED COMPENSATION EXPENSE

The effect of recording stock-based compensation expense for the year ended December 31, 2009 and 2008 is as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Cost of revenues | $ 666 | $ 443 |
| Research, development and other related costs | 10,989 | 8,473 |
| Selling, general and administrative | 16,268 | 15,220 |
| Total stock-based compensation expense | 27,923 | 24,136 |
| Tax effect on stock-based compensation expense | (7,676) | (6,085) |
| Net effect on net income | $20,247 | $18,051 |

The stock-based compensation expense categorized by various equity components for the year ended December 31, 2009 and 2008 is summarized in the table below (in thousands):

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Employee stock options | $16,262 | $13,736 |
| Restricted stock awards and units | 9,690 | 8,953 |
| Employee stock purchase plan | 1,971 | 1,447 |
| Total stock-based compensation expense | $27,923 | $24,136 |

During the years ended December 31, 2009, 2008 and 2007, the Company granted 1,917,000, 3,365,000 and 1,142,000 shares of stock options, respectively. The 2009, 2008 and 2007 estimated per share fair value of those grants is $6.37, $9.62 and $13.49, respectively, before estimated forfeitures.

The total fair value of options vested during the years ended December 31, 2009, 2008 and 2007 was $13.7 million, $15.6 million and $18.4 million, respectively. The total fair value of restricted stock awards vested during the years ended December 31, 2009, 2008 and 2007 was $9.3 million, $6.5 million and $3.1 million, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $10.5 million, $5.4 million and $29.1 million, respectively. The intrinsic value is calculated as the difference between the market value on the date of exercise and the exercise price of the shares.

As of December 31, 2009, the unrecognized stock-based compensation balance after estimated forfeitures related to stock options was $30.6 million to be recognized over an estimated weighted average amortization period of 2.7 years and $16.8 million related to restricted stock awards, including performance-based awards, to be recognized over an estimated weighted average amortization period of 2.6 years. As of December 31, 2008, the unrecognized stock-based compensation balance related to stock options was $39.8 million after estimated forfeitures and $20.8 million related to restricted stock awards to be recognized over an estimated weighted average amortization period of 3.1 and 2.5 years, respectively.

The Company uses the Black-Scholes option pricing model to determine the estimated fair value of stock-based awards. The fair value of each option grant is determined on the date of grant and the expense is recorded on a straight-line basis. The assumptions used in the model include expected life, volatility, risk-free interest rate, and dividend yield. The Company's determinations of these assumptions are outlined below.

*Expected life* – The expected life assumption is based on analysis of the Company's historical employee exercise patterns. The expected life of options granted under the ESPP represents the amount of time remaining in the 24-month offering period ranging from 0.5 to 2 years.

*Volatility* – Volatility is calculated using the historical volatility of the Company's common stock for a term consistent with the expected life. Historical volatility of the Company's common stock is also utilized for the ESPP.

*Risk-free interest rate* – The risk-free interest rate assumption is based on the U.S. treasury rate for issues with remaining terms similar to the expected life of the options.

*Dividend yield* – The Company does not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model.

In addition, the Company estimates forfeiture rates. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimates. Historical data is used to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

The following assumptions were used to value the options granted:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Expected life (years) | 3.7 | 4.0 | 4.0 |
| Risk-free interest rate | 1.2 - 1.7% | 2.1 - 3.0% | 3.9 - 4.4% |
| Dividend yield | 0.0% | 0.0% | 0.0% |
| Expected volatility | 73.5 - 76.8% | 59.9 - 71.7% | 28.4 - 46.8% |

The following assumptions have been used to value the ESPP shares:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Expected life (years) | 0.5-2.0 | 0.5-2.0 | 0.5-1.5 |
| Risk-free interest rate | 0.9-2.2% | 1.9-5.1% | 4.5-5.2% |
| Dividend yield | 0.0% | 0.0% | 0.0% |
| Expected volatility | 47.1-117.1% | 34.1-117.1% | 31.8-39.0% |

For the years ended December 31, 2009, 2008 and 2007, an aggregate of 257,000, 125,000 and 75,000 common shares, respectively, were purchased pursuant to the ESPP.

### *Modifications*

From time to time, the Company enters into consulting agreements with its departing employees. Some of these agreements may include continued vesting of the departing employees' stock awards and an extension of the exercise period from the standard 90 days from employment termination date to the termination of the consulting agreement. As a result of modifications related to former employees, the Company incurred stock-based compensation expense of $3.1 million, $0.8 million and $3.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

## NOTE 12 – BENEFIT PLAN

The Company maintains a 401(k) retirement savings plan that allows voluntary contributions by all employees upon their hire date. Eligible employees may elect to contribute up to the maximum amount allowed under Internal Revenue Service regulations. The Company can make discretionary contribution under the 401(k) plan. During the years ended December 31, 2009, 2008 and 2007, the Company contributed approximately $1.2 million, $1.1 million and $0.5 million, respectively, to the Plan.

## NOTE 13 – INCOME TAXES

The components of income before income taxes are as follows (in thousands):

| | Years ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| U.S. | $143,078 | $ 38,506 | $ 90,437 |
| Foreign | (19,917) | (19,320) | (12,356) |
| Total income before income taxes | $123,161 | $ 19,186 | $ 78,081 |

The provision for income taxes consisted of the following (in thousands):

| | Years ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Current: | | | |
| U.S. federal | $45,447 | $11,655 | $25,561 |
| Foreign | 8,634 | 7,806 | 6,715 |
| State and local | 7,679 | 983 | 6,572 |
| Total current | 61,760 | 20,444 | 38,848 |
| Deferred: | | | |
| U.S. federal | (4,779) | (3,435) | (2,061) |
| Foreign | (2,306) | (1,943) | (3,641) |
| State and local | (1,310) | (522) | (203) |
| Total deferred | (8,395) | (5,900) | (5,905) |
| Provision for income taxes | $53,365 | $14,544 | $32,943 |

As of December 31, 2009, the Company had deferred tax assets of $26.8 million, net of a tax valuation allowance of $5.6 million related to a foreign jurisdiction, capital losses and impairment on marketable securities that the Company believes to be not realizable on a more-likely-than-not basis. During 2009, the deferred tax assets increased from approximately $22.6 million as of December 31, 2008, to $26.8 million. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.

Significant components of the company's deferred tax assets and liabilities are as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2009 | 2008 |
| **Deferred tax assets** | | |
| Net operating loss carryforwards | $11,346 | $11,561 |
| Research tax credit | 1,492 | 567 |
| Expenses not currently deductible | 19,534 | 13,018 |
| Capitalized research and development costs | 39 | 98 |
| Unrealized loss on marketable securities | — | 529 |
| Gross deferred tax assets | 32,411 | 25,773 |
| Valuation allowance | (5,606) | (3,217) |
| Net deferred tax assets | 26,805 | 22,556 |
| **Deferred tax liabilities** | | |
| Acquired intangible assets, foreign | (7,950) | (9,382) |
| Net deferred tax assets | $18,855 | $13,174 |

A reconciliation of the statutory U.S. federal income tax rate to the Company's effective tax rate is as follows:

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| U.S. federal statutory rate | 35.0% | 35.0% | 35.0% |
| State, net of federal benefit | 5.2 | 2.4 | 5.4 |
| Stock-based compensation expense | 0.7 | 15.0 | 1.5 |
| Foreign tax credit and other | (6.7) | (40.9) | (8.7) |
| Foreign withholding tax | 5.8 | 36.1 | 8.6 |
| Foreign losses not benefited | 4.1 | 17.9 | 4.5 |
| Foreign tax rate differential (1) | 0.9 | 11.8 | (3.0) |
| Others | (1.7) | (1.5) | (1.1) |
| Total | 43.3% | 75.8% | 42.2% |

(1) During 2007, the Company recorded a reduction in deferred tax liabilities totaling $2.4 million, or tax rate effect of 3.0%, when a foreign jurisdiction enacted a reduction of its corporate tax rate.

As of December 31, 2009, the Company had federal net operating loss carryforwards of approximately $19.0 million and state net operating loss carryforwards of approximately $29.4 million. All of the federal and state net operating loss carryforwards are carried over from the acquired entity, Digital Optics Corporation. These operating loss carryforwards, if not utilized, will begin to expire on various dates beginning in 2015, and will continue to expire through 2024. In addition, the Company has research tax credit carryforwards of approximately $0.6 million for federal purposes, which will start to expire in 2013, and will continue to expire through 2024. The Company also has research tax credit carryforwards of approximately $1.5 million for state purposes and approximately $0.9 million for foreign purposes, neither of which will expire. Under the provisions of the Internal Revenue Code, substantial changes in the Company or its subsidiary's ownership may limit the amount of net operating loss carryforwards and research tax credit carryforwards that can be utilized annually in the future to offset taxable income.

As of December 31, 2009, unrecognized tax benefits approximated $4.5 million, of which $3.5 million would affect the effective tax rate if recognized. As of December 31, 2008, unrecognized tax benefits approximated $4.2 million. As of December 31, 2009, the Company is unable to estimate significant increases or decreases to unrecognized tax benefits that are reasonably possible within the next 12 months.

The reconciliation of unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007 is as follows (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Total unrecognized tax benefits at January 1 | $4,205 | $3,245 | $3,245 |
| Gross increases and decreases due to tax positions taken in prior periods | — | (446) | — |
| Gross increases and decreases due to tax positions taken in the current period | 328 | 1,406 | — |
| Gross increases and decreases due to settlements or lapses in applicable statues of limitations | — | — | — |
| Total unrecognized tax benefits at December 31 | $4,533 | $4,205 | $3,245 |

It is the Company's policy to classify accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes. For the year ended December 31, 2009, the Company recognized $0.3 million of interest and penalties related to unrecognized tax benefits. For the years ended December 31, 2008 and 2007, the Company recognized an insignificant amount of interest and penalties related to unrecognized tax benefits.

At December 31, 2009, the Company's 2005 through 2009 tax years were open and may be subject to potential examination in one or more jurisdictions. In addition, in the U.S., any net operating losses or credits that were generated in prior years but utilized in the open years may also be subject to examination. The Company is not currently under federal or foreign income tax examination. The Company is currently under a state tax examination in California for the years 2006 and 2007.

The accounting treatment related to certain unrecognized tax benefits from acquired companies changed with the revision of the authoritative guidance related to business combinations, which the Company adopted in January 2009. Under the new accounting treatment, any changes to the recognition or measurement of these unrecognized tax benefits is recorded through provision for income taxes, where formerly the accounting treatment would require any adjustment to be recognized through the purchase price as an adjustment to goodwill. There were no changes to the recognition or measurement of any unrecognized tax benefits from acquired companies in 2009.

## NOTE 14 – COMMITMENTS AND CONTINGENCIES

### *Lease and Purchase Commitments*

The Company leases office and research facilities and office equipment under operating leases which expire at various dates through 2015. Under lease agreements that contain escalating rent provisions, lease expense is recorded on a straight-line basis over the lease term. In addition, the Company has agreements containing non-cancelable, nonrefundable payment terms with third parties to purchase services. Rent expense for the years ended December 31, 2009, 2008 and 2007 amounted to $2.6 million, $2.6 million and $1.0 million, respectively. As of December 31, 2009, future minimum lease payments and non-cancelable obligations are as follows (in thousands):

| | Purchase obligations | Lease obligations | Total |
|---|---|---|---|
| 2010 | $ 56 | $ 2,563 | $ 2,619 |
| 2011 | — | 2,163 | 2,163 |
| 2012 | — | 2,053 | 2,053 |
| 2013 | — | 1,944 | 1,944 |
| 2014 | — | 1,741 | 1,741 |
| Thereafter | — | 813 | 813 |
| | $ 56 | $11,277 | $11,333 |

### *Contingencies*

#### *Tessera, Inc. v. Advanced Micro Devices, Inc. et al., Civil Action No. 05-04063 (N.D. Cal)*

On October 7, 2005, the Company filed a complaint for patent infringement against Advanced Micro Devices, Inc. ("AMD") and Spansion LLC in the United States District Court for the Northern District of California, alleging infringement of Tessera's U.S. Patent Nos. 5,679,977, 5,852,326, 6,433,419 and 6,465,893 arising from AMD's and Spansion LLC's respective manufacture, use, sale, offer to sell and/or importation of certain packaged semiconductor components and assemblies thereof. Tessera seeks to recover damages, up to treble the amount of actual damages, together with attorney's fees, interest and costs. The Company also seeks other relief, including enjoining AMD and Spansion LLC from continuing to infringe these patents.

On December 16, 2005, Tessera filed a first amended complaint to add Spansion Inc. and Spansion Technology, Inc. to the lawsuit.

On January 31, 2006, the Company filed a second amended complaint to add claims for breach of contract and/or patent infringement against several new defendants, including Advanced Semiconductor Engineering, Inc., ASE (U.S.) Inc., ChipMOS Technologies, Inc., ChipMOS U.S.A., Inc., Siliconware Precision Industries Co. Ltd, Siliconware USA Inc., STMicroelectronics N.V., STMicroelectronics, Inc., STATS ChipPAC Ltd., STATS ChipPAC, Inc. and STATS ChipPAC Ltd. (BVI). The defendants in this action have asserted affirmative defenses to the Company's claims, and some of them have brought related counterclaims alleging that the Tessera patents at issue are invalid, unenforceable and not infringed, and/or that Tessera is not the owner of the patents.

On May 24, 2007, the parties stipulated to temporarily stay this action pending completion of Investigation No. 337-TA-605, including appeals, before the International Trade Commission ("ITC"). On August 5, 2008, the court ordered that this action be further stayed pending completion, including appeals, of Investigation No. 337-TA-649 before the ITC. The matter currently remains stayed, with a Case Management Conference currently set for June 22, 2010. The Company expects that potential damages will continue to accrue during the stay period through the anticipated expiration of the asserted patents in September 2010. Upon completion of the ITC actions, the proceeding may continue, with Tessera seeking to recover its damages attributable to the alleged infringement.

The Company cannot predict the outcome of these proceedings. An adverse decision in any of these proceedings could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***Tessera Technologies, Inc. v. Hynix Semiconductor Inc. et. al, Case No. 106CV-076688***

On December 18, 2006, the Company filed a complaint against Hynix Semiconductor Inc. and Hynix Semiconductor America, Inc. (collectively, "Hynix") in the Superior Court of the State of California, for the County of Santa Clara, alleging violations of California antitrust law and California common law based on Hynix's alleged anticompetitive actions in markets related to synchronous DRAM. The Company also seeks other relief, including enjoining Hynix from continuing their alleged anticompetitive actions. On June 1, 2007, the Superior Court overruled the demurrer to Tessera's Cartwright Act claims against Hynix, thus allowing the claims to proceed. On September 14, 2007, the court overruled another demurrer to Tessera's claim for interference with contract and business relations, allowing those claims to proceed as well.

Fact and expert discovery in the action are closed. On June 12, 2009, Hynix filed three motions for summary adjudication, addressing among other things Tessera's standing to bring antitrust claims, its permitted damages, and the propriety of its causes of action for violation of certain California state laws. Tessera's oppositions to the summary adjudication motions were filed on August 14, 2009. The hearing on Hynix's motions took place on February 22, 2010 and February 24, 2010. The motions were taken under submission by the court. On July 10, 2009, the court granted in part Hynix's motion to continue the trial date, but ruled that all discovery deadlines would remain as previously scheduled.

On September 17, 2009, the judge to whom the case previously had been assigned filed a petition with the Judicial Council to coordinate the *Tessera v. Hynix* action with the *Rambus v. Micron* action pending before

Judge Kramer in the San Francisco County Superior Court (Case No. 04-0431105). On October 15, 2009, the Judicial Council issued an order appointing Judge Kramer as the coordination motion judge. In December 2009, the action was formally coordinated with the *Rambus v. Micron* action. No new trial date has been set yet.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***In re Certain Semiconductor Chips With Minimized Chip Package Size and Products Containing Same, ITC No. 337-TA-605***

On April 17, 2007, the Company filed a complaint with the ITC, requesting that the ITC commence an investigation under Section 337 of the Tariff Act of 1930, as amended. The ITC officially instituted an investigation as requested by Tessera on May 21, 2007. The respondents are ATI Technologies, Inc., Freescale Semiconductor, Inc., Motorola, Inc., Qualcomm, Inc., Spansion, Inc., Spansion, LLC and ST Microelectronics N.V. The ITC, among other things, investigated infringement of U.S. Patent Nos. 5,852,326 and 6,433,419, and considered Tessera's request for issuance of an order excluding from entry into the United States infringing packaged semiconductor components, assemblies thereof, and products containing the same, as well as cease and desist orders directing the respondents with domestic inventories to desist from activities with respect to infringing products.

On September 19, 2007, the ITC issued an order setting key dates for the investigation, including for the ITC hearing which was scheduled to run from February 25, 2008 to February 29, 2008. On October 17, 2007, the investigation was assigned to Administrative Law Judge Theodore Essex.

On June 11, 2007, the respondents filed a motion to stay the investigation pending the completion of reexamination proceedings relating to the asserted Tessera patents. Tessera opposed the motion on June 21, 2007; Judge Essex did not rule on the motion. On February 22, 2008, the respondents filed a renewed motion to stay the ITC action pending completion of reexamination proceedings relating to the patents at issue, in view of office actions issued by the United States Patent and Trademark Office ("PTO") in the reexamination of these patents described below in *Reexamination Proceedings*. An initial hearing of the matter was held on February 25, 2008, and Tessera further opposed the motion in writing on that date. On February 26, 2008, Judge Essex ruled that the action would be stayed in view of the pending reexamination proceedings relating to the patents at issue.

On March 4, 2008, Tessera filed a Request for Emergency Review with the ITC, seeking reversal of the order staying the case, and seeking reinstatement of the hearing date. On March 27, 2008, the ITC issued an order reversing the stay, and requiring that the hearing proceedings be rescheduled for the earliest practicable date. On April 29, 2008, the ITC issued its confidential written opinion regarding reversal of the stay.

The five-day hearing began on July 14, 2008, and was completed on July 18, 2008. On October 16, 2008, Judge Essex issued an order extending the target date for completion of the investigation by the ITC from February 20, 2009 to April 3, 2009, and extended the target date for issuance of the initial determination regarding violation from October 20, 2008 to December 1, 2008.

On December 1, 2008, Judge Essex issued the Initial Determination on Violation of Section 337 and Recommended Determination on Remedy and Bond. He found, among other things, that Tessera had established a domestic industry in the United States due to Tessera's licensing program, that the asserted patents are valid, but that Tessera had failed to prove infringement of the asserted claims of the patents-in-suit.

On December 15, 2008, Tessera, certain respondents, and the Staff filed petitions for review of the Initial Determination. The parties filed replies to each others' petitions for review on December 23, 2008.

On January 29, 2009, the Commission announced that it had decided to review the Initial Determination in part. Specifically, the Commission determined to review, among other issues, Judge Essex's findings that the respondents' accused devices do not infringe the asserted claims and that a particular prior art device does not anticipate the asserted patents under 35 U.S.C. §§ 102(b) or (g). The Commission originally set a deadline of February 13, 2009 for the parties to submit responses to particular questions posed by the Commission, with February 23, 2009 set as the deadline for reply submissions. The Commission later extended those deadlines to February 23, 2009 and March 5, 2009, respectively.

On March 12, 2009, respondents Spansion, Inc. and Spansion LLC (collectively "Spansion") filed a Notice of Commencement of Bankruptcy Proceedings and Automatic Stay, notifying the Commission of Spansion's recent filings for bankruptcy and asserting that certain administrative claims against Spansion must be stayed pursuant to Section 362 of the Bankruptcy Code. On March 18, 2009, Tessera filed a response to Spansion's filing, noting that Spansion did not expressly claim that the bankruptcy filing required a stay of this action. On March 23, 2009, the ITC staff submitted a response to Spansion's filing, asserting that Spansion's bankruptcy filing does not require any stay of the investigation against Spansion. On May 20, 2009, the ITC denied Spansion's request to stay the investigation against Spansion.

On March 26, 2009, the Commission issued a Notice of Commission Decision to Request Additional Briefing on Remedy and to Extend the Target Date. Pursuant to the notice, the Commission requested additional briefing from the parties, or from any interested third parties, addressing three issues specified in the notice regarding the appropriateness of Tessera's proposed remedy. The Commission also determined that the target date for issuance of its final determination would be extended from April 14, 2009 until May 20, 2009. Initial written submissions in response to the Commission's notice were filed by Tessera, certain respondents, the ITC staff, and by certain third parties on April 10, 2009. Reply submissions were filed by Tessera, certain respondents, the ITC staff and certain third parties on April 20, 2009. On April 20, 2009, the Commission also issued an order permitting interested third parties to have an extra nine days, until April 29, 2009, to file additional reply submissions.

On May 20, 2009, the Commission issued its Final Determination in the action. The Commission, among other things, reversed Judge Essex's ruling that Tessera had not proven infringement by the respondents, and ruled that Tessera had established infringement. The Commission affirmed Judge Essex's ruling that the patents are not invalid. The Commission denied Tessera's request for a General Exclusion Order, but granted a Limited Exclusion Order against all respondents (and certain related entities) and Cease and Desist Orders against certain respondents (and certain related entities).

On or about July 19, 2009, the Presidential Review period expired, and no alterations were made to the ITC's orders in the investigation. The Investigation by the ITC is now being appealed, as discussed immediately below.

On or about June 2, 2009, Motorola, Inc. and Tessera entered into a settlement and license agreement regarding certain Tessera technology, including the patents at issue in the ITC investigation.

The Company cannot predict the outcome of this proceeding, which may be impacted by appellate proceedings, as discussed immediately below. An adverse decision in proceedings regarding this action could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***Spansion, Inc. et al., v. International Trade Commission and Tessera, Inc., U.S. Court of Appeals for the Federal Circuit Case Nos. 2009-1460, 2009-1461, 2009-1462, and 2009-1465***

On or about July 20, 2009, respondents ATI Technologies, Inc., Freescale Semiconductor, Inc., Qualcomm, Inc., Spansion, Inc., Spansion LLC and ST Microelectronics N.V. filed appeals of the ITC's Final Determination in Investigation No. 337-TA-605 with the United States Court of Appeals for the Federal Circuit. The appellants also filed certain "emergency" motions seeking a stay of the ITC's limited exclusion order and cease and desist orders during the pendency of the appeal proceedings, as well as an immediate stay of those ITC orders while the Federal Circuit considered briefing as to whether to grant a stay during the appeal.

On July 22, 2009, the Federal Circuit issued an order consolidating appeals from the ITC's 337-TA-605 investigation, and ordering Tessera and the ITC to file responses to the appellants' motion to stay no later than July 29, 2009. On July 29, 2009, Tessera and the ITC each filed their briefing in opposition to a stay of the ITC's orders during the appeal. On August 3, 2009, the respondents filed a reply brief in support of their motion. On August 4, 2009, Tessera filed a supplemental response to the respondents' reply brief. Also on August 4, 2009, the Federal Circuit issued an order denying Tessera's request for leave to file a brief in excess of the usual page limits, and ordered Tessera to file a corrected version of its July 29, 2009 brief consisting of no more than 20 pages. Tessera filed its corrected brief on August 6, 2009. On September 8, 2009, the Federal Circuit denied the motions for a stay.

On September 22, 2009, respondents ATI Technologies, Inc. and Freescale Semiconductor, Inc. filed a Combined Motion for Reconsideration and Suggestion for Rehearing En Banc of the Federal Circuit's denial of their stay motion. Tessera opposed the motion on October 5, 2009. The ITC also opposed the motion on October 5, 2009. On October 23, 2009, the Federal Circuit ruled in the Company's favor, denying the respondents' request to stay the limited exclusion order and cease and desist orders during the appeal. The Federal Circuit also notified the parties that it had circulated the petition for rehearing en banc to the court. On November 5, 2009, the petition for rehearing en banc was denied.

On October 30, 2009, the respondents filed their appellate briefing regarding the merits of the ITC's ruling. Tessera filed its response brief in the appeal on January 15, 2010, and the respondents' reply briefs were filed on February 19, 2010. Oral argument has not yet been scheduled.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***Tessera, Inc. v. Motorola, Inc., et. al, Case No. 2:07cv143 (E.D. Tex.)***

On April 17, 2007, the Company filed a complaint against Motorola, Inc., Qualcomm, Inc., Freescale Semiconductor, Inc., and ATI Technologies, Inc. in the United States District Court for the Eastern District of Texas, alleging infringement of Tessera's U.S. Patent Nos. 5,852,326 and 6,433,419, arising from, among other things, the defendants' respective manufacture, use, sale, offer to sell and/or importation of certain packaged semiconductor components and assemblies thereof. The Company seeks to recover damages, up to treble the amount of actual damages, together with attorney's fees, interest and costs. The Company also seeks other relief, including enjoining the defendants from continuing to infringe these patents. The defendants have not yet answered Tessera's complaint. The parties have agreed that the case will be temporarily stayed pending completion, including appeals, of ITC Investigation No. 337-TA-605 titled *In re Certain Semiconductor Chips With Minimized Chip Package Size and Products Containing Same* .

On or about June 2, 2009, Motorola, Inc. and Tessera entered into a settlement and license agreement regarding certain Tessera technology, including the patents at issue in this action. Tessera's request to dismiss Motorola, Inc. from the action was granted by the Court on June 8, 2009.

The Company cannot predict the outcome of these proceedings. An adverse decision in any of these proceedings could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same (III), ITC No. 337-TA-630 (the "'630 ITC Action")***

On December 7, 2007, the Company filed a complaint with the ITC, requesting that the ITC commence an investigation under Section 337 of the Tariff Act of 1930, as amended. The ITC officially instituted an investigation as requested by Tessera on January 3, 2008. The respondents named in the complaint were A-Data Technology Co., Ltd., A-Data Technology (U.S.A.) Co., Ltd., Acer, Inc., Acer America Corp., Centon Electronics, Inc., Elpida Memory, Inc., Elpida Memory (USA) Inc., International Products Sourcing Group, Inc., Kingston Technology Co., Inc., Nanya Technology Corporation, Nanya Technology Corp., U.S.A., Peripheral Devices & Products Systems, Inc. d/b/a Patriot Memory, Powerchip Semiconductor Corp., ProMOS Technologies Inc., Ramaxel Technology Ltd., Smart Modular Technologies, Inc., TwinMOS Technologies, Inc., and TwinMOS Technologies USA Inc. In the Notice of Institution, the ITC stated that it would, among other things, investigate infringement of U.S. Patent Nos. 5,679,977, 6,133,627, 5,663,106, and 6,458,681, and consider Tessera's request for issuance of an order excluding from entry into the United States infringing packaged semiconductor components, assemblies thereof, and products containing the same, as well as cease and desist orders directing parties with domestic inventories to desist from activities with respect to infringing products.

The action was assigned to Administrative Law Judge Bullock. On January 14, 2008, Judge Bullock issued a protective order in the action, and ground rules setting case procedures. On January 23, 2008, Judge Bullock issued an order setting the target date for completion of the investigation at April 14, 2009. On February 27, 2008, Judge Bullock ordered the hearing date to be set for September 22, 2008.

With the exception of the TwinMOS respondents, all of the respondents answered Tessera's complaint. On February 19, 2008, Tessera filed a motion for an order to show cause why the TwinMOS respondents should not be found to be in default. Tessera's motion was granted. The TwinMOS respondents have not responded to the order to show cause.

On May 15, 2008, Company filed a motion to withdraw U.S. Patent No. 6,458,681 from the ITC action. The respondents did not oppose the motion, and the motion was granted. In July 2008, the action was assigned to Judge Essex.

On May 21, 2008, Company settled its dispute with one of the respondents, International Products Sourcing Group ("IPSG"), and entered into a settlement and license agreement with IPSG and its parent, Micro Electronics, Inc. As part of the settlement, IPSG and Micro Electronics acknowledged the validity and enforceability of the asserted patents, and further acknowledged that their accused products infringe those patents. IPSG has been dismissed from the ITC action. On August 14, 2008, Company settled its dispute with another respondent, Peripheral Devices & Products Systems, Inc. ("PDP"), and entered into a settlement and license agreement with PDP. As part of the settlement, PDP, on behalf of itself and its parents, affiliates and subsidiaries, acknowledged the validity and enforceability of the asserted patents, and further acknowledged that its accused products infringe those patents. On September 22, 2008, Judge Essex granted the motion of A-DATA Technology Co., Ltd. and A-DATA Technology (USA) Co., Ltd. to dismiss those respondents from the ITC action based on their stipulation to a consent order pursuant to which they agreed not to import or sell for importation into the United States any products infringing Tessera's asserted patents.

A nine-day hearing in this action began on September 22, 2008 and was completed on October 3, 2008. The parties completed their initial post-hearing briefing on October 31, 2008. On January 2, 2009, Judge Essex issued an order extending the date for issuance of his initial determination regarding violation from January 14, 2009 until March 6, 2009. On February 10, 2009, Judge Essex again extended the date for issuance of his initial determination regarding violation until May 22, 2009, and extended the target date for completion of the Commission's investigation until September 22, 2009. On April 2, 2009, Judge Essex again extended the date for issuance of his initial determination regarding violation until July 17, 2009, and extended the target date for completion of the Commission's investigation until November 17, 2009. On June 12, 2009, Judge Essex again extended the date for issuance of his initial determination until August 28, 2009. The June 12, 2009 order also extended the target date for completion of the Commission's investigation until December 29, 2009.

In a separate June 12, 2009 order, Judge Essex requested briefing from the parties as to the effect, if any, of the Commission's opinion in the 337-TA-605 investigation on the infringement analysis that Judge Essex should undertake in the 377-TA-630 investigation. The parties submitted their initial briefing on this issue on June 26, 2009, and their reply briefing on July 6, 2009.

On August 28, 2009, Judge Essex issued an Initial Determination on Violation of Section 337 and Recommended Determination on Remedy and Bond, in which he found that no violation of Section 337 of the Tariff Act of 1930 had occurred. The Administrative Law Judge ("ALJ") held, among other things, that the Commission had subject matter jurisdiction over the parties and products, that the importation or sale requirement of Section 337 was satisfied, that the accused products do not infringe the asserted claims, that the asserted claims are not invalid for anticipation, obviousness or indefiniteness, that a domestic industry exists, that the respondents failed to approve the affirmative defense of licensing, that respondents except for Elpida Memory, Inc. and Elpida Memory (USA) Inc. (collectively, "Elpida") failed to prove the affirmative defense of patent exhaustion for certain accused products but had established it for others, and that Elpida proved that all of its accused products are subject to patent exhaustion. The section addressing the recommended remedy and bond provisionally recommended among other things that, if a violation of Section 337 had been found, Tessera had not demonstrated entitlement to a general exclusion order or an order extending to downstream products, and that a bond could have been set at a reasonable royalty rate as determined by Tessera's license agreements.

On September 17, 2009, Tessera and the ITC Staff filed petitions for review of portions of the Initial Determination. Certain respondents also conditionally sought review of portions of the Initial Determination. The parties filed replies to each others' petitions for review on October 1, 2009. On October 30, 2009, the ITC announced that it will review portions of the Initial Determination. The Commission stated that it would review, among other things, whether the respondents infringed the Tessera patents asserted in the action.

On December 29, 2009, the ITC issued a Notice of Final Determination holding, among other things, that it would (1) modify the ALJ's construction of the claim terms "top layer" and "thereon" recited in claim 1 of U.S. Patent No. 5,663,106 (the "106 patent"); (2) reverse the ALJ's finding that the accused μBGA products do not meet all of the limitations of the asserted claims of the '106 patent but affirm his finding that there is no infringement due to patent exhaustion; (3) affirm the ALJ's finding that the accused wBGA products do not infringe the asserted claims of the '106 patent; (4) affirm the ALJ's validity and domestic industry analyses pertaining to the asserted claims of the '106 patent; (5) affirm the ALJ's finding that the Direct Loading testing methodology employed by Tessera's expert fails to prove infringement; and (6) affirm the ALJ's finding that the 1989 Motorola OMPAC 68-pin chip package fails to anticipate claims 17 and 18 of U.S. Patent No. 5,679,977 (the "977 patent") under the on-sale bar provision of 35 U.S.C. § 102(b), but modify a portion of the Initial Determination. A public version of the ITC's full opinion is not yet available. The Investigation by the ITC is now being appealed, as discussed immediately below.

The Company cannot predict the outcome of this proceeding, which may be impacted by appellate proceedings, as discussed immediately below. An adverse decision in proceedings regarding this action could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***Tessera, Inc. et al., v. International Trade Commission., U.S. Court of Appeals for the Federal Circuit Case No. 2010-1176***

On January 28, 2010, the Company filed a Notice of Appeal of the ITC's Final Determination in Investigation No. 337-TA-630 with the United States Court of Appeals for the Federal Circuit. Substantive briefing to the Federal Circuit has not yet been filed.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***Tessera, Inc. v. A-DATA Technology Co., Ltd., et al., Civil Action No. 2:07-cv-534 (E.D. Tex.)***

On December 7, 2007, the Company filed a complaint against A-Data Technology Co., Ltd., A-Data Technology (U.S.A.) Co., Ltd., Acer, Inc., Acer America Corp., Centon Electronics, Inc., Elpida Memory, Inc., Elpida Memory (USA) Inc., International Products Sourcing Group, Inc., Kingston Technology Co., Inc., Nanya Technology Corporation, Nanya Technology Corp., U.S.A., Peripheral Devices & Products Systems, Inc. d/b/a Patriot Memory, Powerchip Semiconductor Corp., ProMOS Technologies Inc., Ramaxel Technology Ltd., Smart Modular Technologies, Inc., TwinMOS Technologies, Inc., and TwinMOS Technologies USA Inc. in the United States District Court for the Eastern District of Texas, alleging infringement of Tessera's U.S. Patent Nos. 5,679,977, 6,133,627, 5,663,106 and 6,458,681, arising from, among other things, the defendants' respective manufacture, use, sale, offer to sell and/or importation of certain packaged semiconductor components and assemblies thereof. The Company seeks to recover damages, up to treble the amount of actual damages, together with attorney's fees, interest and costs. The Company also seeks other relief, including enjoining the defendants from continuing to infringe these patents.

The defendants have not yet answered Tessera's complaint, but, with the exception of the TwinMOS defendants and Ramaxel, filed motions to stay the case pursuant to 28 U.S.C. § 1659 pending final resolution of the '630 ITC action. Tessera did not oppose the motions to stay. Tessera filed a motion seeking to find TwinMOS Technologies U.S.A. Inc. in default, and the clerk has entered the default. On February 25, 2008, the district court granted the defendants' motion to stay the action.

As noted above, on May 21, 2008, the Company settled its dispute with one of the defendants, International Products Sourcing Group ("IPSG"), and entered into a settlement and license agreement with IPSG and its parent, Micro Electronics, Inc. As part of the settlement, IPSG and Micro Electronics acknowledged the validity and enforceability of the asserted patents, and further acknowledged that their accused products infringe those patents. IPSG was dismissed from the Texas district court action on June 30, 2008. On August 14, 2008, Company settled its dispute with another defendant, Peripheral Devices & Products Systems, Inc. ("PDP"), and entered into a settlement and license agreement with PDP. As part of the settlement, PDP, on behalf of itself and its parents, affiliates and subsidiaries, acknowledged the validity and enforceability of the asserted patents, and further acknowledged that its accused products infringe those patents. On September 9, 2008, PDP was dismissed from the Texas district court action.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***In the Matter of Certain Semiconductor Chips with Minimized Chip Package Size and Products Containing Same (IV), ITC No. 337-TA-649***

On April 21, 2008, the Company filed a complaint with the ITC, requesting that the ITC commence an investigation under Section 337 of the Tariff Act of 1930, as amended. The ITC granted Company's request and instituted the investigation on May 28, 2008. The respondents include Siliconware Precision Industries Co., Ltd., STATS ChipPAC, Ltd., ASE Inc. and ChipMOS Technologies, Inc., as well as several of these companies' affiliates.

Tessera requested that the ITC investigate, among other things, infringement of U.S. Patent Nos. 5,679,977, 5,852,326 and 6,433,419, and consider Tessera's request for issuance of an order excluding from entry into the United States infringing packaged semiconductor components, assemblies thereof, and products containing the same, as well as cease and desist orders directing parties with domestic inventories to desist from activities with respect to infringing products.

This ITC action was assigned to Judge Essex. On June 13, 2008, Judge Essex issued an order setting the target for completion of the investigation at August 28, 2008, with an initial determination to be issued no later than May 28, 2009. A seven-day hearing was tentatively scheduled to begin on February 5, 2009. On September 30, 2008, Judge Essex issued an order granting the parties' joint request to extend the hearing date and rescheduled the hearing to begin on March 16, 2009, with a new target completion date of November 2, 2009. On October 29, 2008, Judge Essex issued an order granting Tessera's request to add another patent, U.S. Patent No. 5,663,106, to this investigation. The Judge granted an additional extension in the procedural schedule, hearing date and target date to accommodate additional discovery for the newly added patent. Under the new schedule, the hearing was scheduled to begin on April 27, 2009, the Judge's initial determination was due on August 7, 2009, and the target date for completion of the investigation was December 7, 2009.

On February 2, 2009, after receiving notice that the Commission had determined to review the Initial Determination in Tessera's co-pending Investigation No. 337-TA-605, Tessera filed a motion to stay the 337-TA-649 investigation pending the issuance of a Final Determination from the ITC in the 337-TA-605 Investigation, which addresses common issues. On February 10, 2009, Judge Essex issued an Order granting Tessera's motion and staying the action, except as to certain enumerated discovery matters. The February 10, 2009 Order also extended the deadline for an Initial Determination in Investigation No. 337-TA-649 until October 8, 2009, and the target date for completion of that investigation until February 10, 2010.

On March 12, 2009, Tessera filed a Motion for Termination of the action, noting that it appeared highly unlikely that an effective Trade Alert could be in place materially before the expiration of certain asserted patents, as well as certain changes in ITC case law since the institution of this case relating to the remedies. Certain of the respondents have consented to termination, and others consented in part and opposed in part. On July 17, 2009, Judge Essex granted Tessera's motion to terminate the investigation. In a separate order issued on the same date, Judge Essex found that respondent Siliconware Precision Industries, Ltd. had violated certain court orders in the action.

***Siliconware Precision Industries Co., Ltd. and Siliconware U.S.A., Inc. v. Tessera, Inc., Civil Action No. 08-03667 (N.D. Cal.)***

On July 31, 2008, Siliconware Precision Industries Co., Ltd. and Siliconware U.S.A., Inc. (collectively, "Siliconware") filed a complaint against the Company in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement, invalidity, and unenforceability of Tessera's U.S. Patent No. 5,663,106. The Company filed its Answer and Counterclaims on September 5, 2008, asserting infringement of the patent at issue by Siliconware. On September 11, 2008, the case was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal) and assigned to the same judge. On December 19, 2008, the court ordered this action be stayed pending completion of Investigation No. 337-TA-649 before the ITC. The matter currently remains stayed, with a Case Management Conference currently set for June 22, 2010.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***Advanced Semiconductor Engineering Inc., ASE Test Limited, and ASE (U.S.) Inc. v. Tessera, Inc., Civil Action No. 08-03726 (N.D. Cal.)***

On August 4, 2008, Advanced Semiconductor Engineering Inc., ASE Test Limited, and ASE (U.S.) Inc. (collectively, "ASE") filed a complaint against the Company in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement and invalidity of Tessera's U.S. Patent No. 5,663,106. On September 11, 2008, the case was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal) and assigned to the same judge. The Company filed its Answer and Counterclaims on December 1, 2008, asserting infringement of the patent at issue by ASE. On December 19, 2008, the court ordered this action be stayed pending completion of Investigation No. 337-TA-649 before the ITC. The matter currently remains stayed, with a Case Management Conference currently set for June 22, 2010.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***ChipMOS Technologies Inc., ChipMOS U.S.A. Inc. and ChipMOS Technologies (Bermuda) Ltd. v. Tessera, Inc., Civil Action No. 08-04063 (N.D. Cal.)***

On August 11, 2008, ChipMOS Technologies Inc., ChipMOS U.S.A. Inc. and ChipMOS Technologies (Bermuda) Ltd. (collectively, "ChipMOS") filed a complaint against the Company in the United States District Court for the Northern District of California seeking a declaratory judgment of noninfringement and invalidity of Tessera's U.S. Patent No. 5,663,106. On September 11, 2008, the case was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal) and assigned to the same judge. The Company filed its Answer and Counterclaims on September 12, 2008, asserting infringement of the patent at issue by

ChipMOS. On December 19, 2008, the court ordered this action be stayed pending completion of Investigation No. 337-TA-649 before the ITC. The matter currently remains stayed, with a Case Management Conference currently set for June 22, 2010.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***Tessera, Inc. v. United Test and Assembly Center Limited, et al., Case No. RG08410327***

On September 18, 2008, the Company filed a complaint in the Superior Court for the State of California against United Test and Assembly Center, Ltd. and UTAC America, Inc. (collectively, "UTAC") alleging breach of contract for failure to pay Tessera the full royalty due under its license agreement. The Company is also alleging violations of California unfair competition laws and seeking compensatory and punitive damages.

On October 20, 2008, UTAC removed the action to the U.S. District Court for the Northern District of California. On October 31, 2008, Judge Claudia Wilken issued an order that Tessera's case against UTAC was related to *Tessera, Inc. v. Advanced Micro Devices, Inc. et al.*, Civil Action No. 05-04063 (N.D. Cal.) and that the UTAC case should be reassigned to her.

On November 19, 2008, Tessera filed a motion to remand the case to state court. On January 6, 2009, Judge Wilken granted Tessera's motion, and remanded the case to state court.

On January 16, 2009, UTAC filed a cross-complaint against Tessera, asserting claims for declaratory judgment, breach of contract, breach of the implied covenant of good faith and fair dealing and violation of California unfair competition law. Tessera's response to UTAC's cross-complaint was filed on February 18, 2009. Tessera's answer denies generally the allegations in UTAC's cross-complaint, and asserts various affirmative defenses.

On March 25, 2009, UTAC filed a motion to designate the action as complex, and have the case reassigned to a judge on the State Court's complex panel. Tessera opposed the motion. On April 17, 2009, the Court granted UTAC's motion, and the case was reassigned to Judge Robert Freedman.

On March 19, 2009, Tessera filed a Special Motion to Strike Cross-Complaint under California Code of Civil Procedure Section 425.16, asserting that UTAC's claims for breach of contract, breach of implied covenant of good faith and fair dealing, and violation of the unfair competition law were barred by California's "anti-SLAPP" statute. On April 16, 2009, UTAC voluntarily moved to dismiss with prejudice its causes of action for breach of contract and breach of implied covenant of good faith and fair dealing. Tessera did not oppose UTAC's motion to voluntarily dismiss with prejudice, and the dismissal was entered by the Court. On April 22, 2009, a hearing was held before Judge Freedman and Tessera's motion was taken under submission. On May 4, 2009, Judge Freedman issued an order granting Tessera's motion, and striking UTAC's causes of action for breach of contract, breach of implied covenant of good faith and fair dealing, and violation of the unfair competition law. On June 25, 2009, Tessera filed a motion seeking recovery from UTAC of its costs and attorneys' fees incurred in connection with the successful motion. Tessera's motion for costs and attorneys' fees was heard by the Court on October 23, 2009, and the Court took the matter under submission. On January 21, 2010, the Court granted Tessera's motion in part and ordered UTAC to pay Tessera's attorneys' fees in the amount of $110,812.50, and costs in the amount of $1,957.00.

Discovery is largely complete, though some limited deposition and document discovery is ongoing. Tessera sought summary adjudication regarding certain contract issues, and hearings on those motions took place on

November 20, 2009 and December 11, 2009, respectively. On December 10, 2009, the Court denied summary adjudication regarding interpretation of UTAC's royalty obligations under the contract. On December 14, 2009, the Court granted summary adjudication to Tessera regarding UTAC's cause of action and asserted affirmative defenses of patent misuse, finding that UTAC had presented no evidence of patent misuse by Tessera. In addition, the Court denied summary adjudication regarding whether certain UTAC products meet certain parameters set forth in the parties' agreement.

On December 11, 2009, the Court reset the trial date from January 11, 2010 to February 1, 2010. On January 15, 2010 the Court again reset the trial date for March 1, 2010, and trial in the action is currently set for that date. On February 18 and 23, 2010, the Court held the Pretrial Management Conference, including hearing the parties' motions in limine.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***Reexamination Proceedings***

On February 9, 2007 and February 15, 2007, Silicon Precision Industries Co., Ltd. and Siliconware USA, Inc. (collectively, "Siliconware") filed with the PTO requests for *inter partes* reexamination relating to U.S. Patent Nos. 6,433,419 and 6,465,893, and *ex parte* reexamination relating to U.S. Patent Nos. 5,679,977, 6,133,627 and 5,852,326. On April 19, 2007, the PTO granted the requests for *ex parte* reexamination. On May 4, 2007, the PTO granted the requests for *inter partes* reexamination. The PTO denied the Company's petition to vacate the *inter partes* reexamination proceeding on the ground that the request did not name the real party in interest, and a related request for reconsideration of that decision.

The PTO issued a non-final Official Action in connection with the *inter partes* reexamination of U.S. Patent No. 6,465,893 initially rejecting a number of patent claims on May 4, 2007, to which a response was filed on July 5, 2007. The PTO issued a non-final Official Action in connection with the *inter partes* reexamination of U.S. Patent No. 6,433,419 initially rejecting a number of the patent claims on June 5, 2007, to which a response was filed by Tessera on August 6, 2007. On September 5, 2007, Siliconware filed comments in response to the Company's August 6, 2007 response. On March 14, 2007, Siliconware filed a second request for *ex parte* reexamination of U.S. Patent No. 5,679,977. The PTO granted this request on June 12, 2007.

On May 21, 2007, Amkor filed a request for *ex parte* reexamination of U.S. Patent No. 5,861,666. On July 26, 2007, the PTO granted this request. On June 11, 2007, Amkor filed additional requests for reexamination regarding U.S. Patent Nos. 5,679,977 and 6,133,627. The PTO granted the request for reexamination as to the 5,679,977 patent on August 15, 2007, and the PTO granted the requests for reexamination as to the 6,133,627 patent on August 13, 2007.

A first official action rejecting some claims and confirming other claims as patentable was mailed February 21, 2008 in the reexamination of U.S. Patent No. 5,852,326. A response to the official action in the reexamination of U.S. Patent No. 5,852,326 was filed on April 21, 2008. A second office action rejecting some claims and confirming other claims as patentable was mailed on August 1, 2008. Tessera filed a response to the official action on October 1, 2008. A third, final official action rejecting all claims under reexamination was mailed on March 6, 2009. Tessera filed a response to the official action on April 6, 2009. An advisory action was mailed by the PTO on June 22, 2009, maintaining all of the rejections presented in the Action of March 6, 2009. On July 1, 2009, Tessera filed a petition to withdraw the finality of the official action mailed on March 6, 2009.

The PTO issued a decision on July 10, 2009 dismissing Tessera's petition of July 1, 2009. Tessera filed a Notice of Appeal on August 6, 2009, and timely filed an appeal brief on October 13, 2009.

A first official action was mailed February 22, 2008 in the reexamination of U.S. Patent No. 5,861,666 rejecting those claims which were subject to reexamination. Such official action was superseded by a substantively identical action mailed March 11, 2008 restarting the period for response. A response to such official action was filed on May 12, 2008. A second official action was mailed on September 30, 2008 and Tessera filed an amendment to the claims and response to the second official action on October 30, 2008. On March 13, 2009, the PTO issued a Notice of Intent to Issue Ex Parte Reexamination Certificate, after which a Supplemental Notice of Intent to Issue Ex Parte Reexamination Certificate (Corrected Status) was issued on April 2, 2009, finding certain amended and newly presented claims to be patentable. The Reexamination Certificate issued on June 30, 2009.

On February 12, 2008, the PTO issued decisions merging the three reexaminations of U.S. Patent No. 5,679,977 with one another and also merging the two reexaminations of U.S. Patent No. 6,133,627 with one another. A first official action was issued on February 29, 2008 in the merged reexaminations of U.S. Patent No. 6,133,627, rejecting those claims subject to reexamination. A response to the official action in the merged reexaminations of U.S. Patent No. 6,133,627 was filed on April 29, 2008. On August 10, 2008, the PTO issued a second official action, to which Tessera filed a Request to Vacate the Second Official Action on August 26, 2008 on procedural grounds. As a result, on September 11, 2008, the PTO issued a third non-final official action. Tessera filed a response to the non-final office action on October 17, 2008.

A first official action was issued on March 28, 2008 in the merged reexaminations of U.S. Patent No. 5,679,977, rejecting those claims subject to reexamination. On May 28, 2008 a response to the official action in the merged reexaminations of U.S. Patent No. 5,679,977 was filed. On October 10, 2008, the PTO issued a second non-final official action, to which Tessera filed a response on November 10, 2008. On October 1, 2009, the PTO issued a final official action. Tessera filed a response to the final official action on December 1, 2009. On January 14, 2010, the PTO issued an Advisory Action indicating that Tessera's response of December 1, 2009 failed to overcome all of the rejections set forth in the final official action mailed October 1, 2009. Tessera filed a Notice of Appeal on February 1, 2010.

On February 19, 2008 the PTO issued a second official action maintaining the rejections in U.S. Patent No. 6,433,419. On March 10, 2008, Tessera filed a petition to vacate the second official action in the reexamination of U.S. Patent No. 6,433,419 on the ground that the second official action did not properly take account of an amendment to the specification of U.S. Patent No. 6,433,419. On March 19, 2008, Tessera filed a substantive response to such second official action. On June 3, 2008 Tessera filed a renewed petition to vacate the *inter partes* reexamination on the ground that the request for such reexamination did not name the real party in interest. On June 11, 2008 Siliconware filed an opposition to such petition. The petition was denied on September 10, 2008. On June 13, 2008, the PTO issued a third official action in the *inter partes* reexamination of U.S. Patent No. 6,433,419 which was denominated as an action closing prosecution. On July 14, 2008, Tessera filed a substantive response to the action closing prosecution, to which a response was filed by Siliconware on August 8, 2008. A Right of Appeal Notice was issued on September 17, 2008, and Tessera filed a Notice of Appeal on October 17, 2008. On November 3, 2008, the PTO issued a decision withdrawing the Right of Appeal Notice and returning the case to the examiner for issuance of a further action. On December 23, 2008, the PTO issued a non-final official action, also denominated as an action closing prosecution, to which Tessera filed a response on January 23, 2009. On February 23, 2009, Siliconware filed a response to Tessera's January 23, 2009 response. A Right of Appeal Notice was issued on June 19, 2009. On July 1, 2009, Tessera filed a petition to withdraw the Right of Appeal Notice. Having not yet received a decision on the petition of July 1, 2009, Tessera filed a Notice of Appeal on July 20, 2009. On July 30, 2009, the PTO issued a decision dismissing Tessera's petition of July 1, 2009. Tessera filed a request for reconsideration of this decision on August 7, 2009, upon which a decision from the PTO has not yet been received. Tessera timely filed an appeal brief on October 5, 2009, to which Requestor Siliconware filed a Response Brief on November 5, 2009.

On February 15, 2008, the PTO issued a second official action, also denominated as an action closing prosecution, maintaining the rejections of U.S. Patent No. 6,465,893. On March 28, Tessera filed a petition to vacate the second official action in the reexamination of U.S. Patent No. 6,465,893 on the ground that the second official action did not properly take account of an amendment to the specification of U.S. Patent No. 6,465,893. On April 15, Tessera filed a response to the second official action in the reexamination of U.S. Patent No. 6,465,893, to which Siliconware filed comments on May 15, 2008. On June 9, 2008 Tessera filed a renewed petition to vacate the *inter partes* reexamination on the ground that the request for such reexamination did not name the real party in interest, which petition was denied on September 10, 2008. On August 21, 2008, a non-final office action was issued. Tessera filed a response on October 21, 2008. On February 5, 2009, the PTO issued a non-final official action, also denominated as the second action closing prosecution. Tessera filed a response on March 5, 2009, to which Siliconware filed a response on April 6, 2009. A Right of Appeal Notice was issued on June 22, 2009. On July 13, 2009, Tessera filed a petition to withdraw the Right of Appeal Notice. Having not yet received a decision on the petition of July 13, 2009, Tessera filed a Notice of Appeal on July 22, 2009. Tessera timely filed an appeal brief on October 5, 2009, to which Requestor Siliconware filed a Response Brief on November 5, 2009.

On March 26, 2008, a request for a third *ex parte* reexamination of U.S. Patent No. 6,133,627 patent was filed, ostensibly by PowerChip Semiconductor Corporation ("Powerchip"). On May 2, 2008, the PTO granted this request. On November 18, 2008, the PTO issued a first non-final official action, to which Tessera filed a response on December 18, 2008. On February 13, 2009, the PTO issued an order merging all of the reexaminations of U.S. Patent No. 6,133,627. On March 17, 2009, the PTO issued a non-final official action rejecting all claims under reexamination, to which Tessera filed a response on April 17, 2009. On July 14, 2009, the PTO issued a final official action which held certain claims patentable but rejected other claims to which Tessera filed a response on August 14, 2009. On December 1, 2009, the PTO issued an Advisory Action indicating that Tessera's response of August 14, 2009 failed to overcome all of the rejections set forth in the final official action mailed July 14, 2009. Tessera filed a Notice of Appeal on December 14, 2009. Tessera timely filed an appeal brief on February 17, 2010.

On April 2, 2008, a request for *inter partes* reexamination of Tessera's U.S. Patent No. 6,458,681 was filed, ostensibly by Powerchip. On June 6, 2008, the PTO granted this request and issued an official action rejecting certain claims of the '681 patent, to which Tessera filed a response on August 6, 2008, and to which Powerchip filed responsive comments on October 10, 2008. On September 21, 2009, the PTO issued an Action Closing Prosecution rejecting certain claims and holding one claim patentable, to which Tessera timely filed a response on October 21, 2009. On November 20, 2009, Requestor Powerchip filed comments to Tessera's response of October 21, 2009. A Right of Appeal Notice was issued on February 22, 2010, though Tessera has not yet received the document or had the opportunity to review its contents.

On July 18, 2008, a request for *ex parte* reexamination of Tessera's U.S. Patent No. 5,663,106 was filed, ostensibly by Powerchip. On September 4, 2008, the PTO granted the request for reexamination. On April 10, 2009, the PTO issued a non-final official action rejecting all claims under reexamination. Tessera filed a response on June 10, 2009. On November 19, 2009, the PTO issued a final official action finding certain claims patentable and rejecting other claims. Tessera filed a response on January 19, 2010.

On or about January 3, 2006, Koninklijke Phillips Electronics N.V. and Philips Semiconductors B.V. ("Philips"), MICRON Semiconductor Deutschland GmbH ("Micron GmbH"), Infineon and STMicroelectronics,

Inc. ("STM") filed oppositions to Tessera's European Patent No. EP1111672 (the "EP672 Patent") before the European Patent Office (the "EPO"). Micron GmbH and Infineon withdrew their oppositions on July 24, 2006 and November 4, 2006, respectively. On October 10, 2006, Tessera filed its response to the remaining oppositions with the EPO. On December 4, 2006, Phillips withdrew its opposition. On September 16, 2008, the EPO Opposition Division issued a "Summons to attend oral proceedings" which states "preliminary" opinions unfavorable to the claims of the EP672 Patent. The Company filed a written response to the summons on January 5, 2009. STM also filed comments responsive to the summons on December 31, 2008, to which the Company filed a response to STM's comments on January 12, 2009. An oral hearing before the EPO Opposition Division, was held on June 4, 2009, resulting in a decision to revoke the EP672 Patent. Tessera filed a Notice of Appeal on August 24, 2009. On October 26, 2009, Tessera filed a Statement of Grounds for Appeal with the EPO. The Company cannot predict the outcome of this proceeding. If the opposition results in a limitation or a revocation of the EP672 Patent, this could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

The patents that are subject to these reexamination proceedings include some of the key patents in Tessera's portfolio, and claims that have been preliminarily rejected in the current official actions are being asserted in certain of Tessera's various litigations. The Company cannot predict the outcome of these proceedings. An adverse decision in any of these proceedings could significantly harm the Company's business and financial condition. An adverse decision could also significantly affect Tessera's ongoing litigations, as described above, in which patents are being asserted, which in turn could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

***Insolvency Proceedings over the Estate of Qimonda AG, Local Court of Munich, Insolvency Court, File No. 1542 IN 209/09***

On January 23, 2009, Qimonda AG filed a bankruptcy petition with the Local Court of Munich, Insolvency Court. On April 1, 2009, the Court opened insolvency proceedings over the estate of Qimonda AG and appointed Rechtsanwalt Dr. Michael Jaffé as the insolvency administrator. On or about May 27, 2009, Dr. Jaffé chose non-performance of Tessera's license agreement with Qimonda AG under Section 103 of the German Insolvency Code and purported to terminate the license agreement. On June 12, 2009, Tessera filed a Proof of Claim in the Qimonda AG bankruptcy alleging amounts due of approximately 15.7 million Euros. On December 2, 2009, Dr. Jaffé preliminarily contested Tessera's claim in full. Tessera is in ongoing discussions with the insolvency administrator.

***In re Spansion, LLC, U.S. Bankruptcy Court (Del.), Case No. 09-1069; In re Spansion, Inc., U.S. Bankruptcy Court (Del.), Case No. 09-10690; In re Spansion Technology LLC, U.S. Bankruptcy Court (Del.), Case No. 09-10691***

On or about March 1, 2009, Spansion LLC, Spansion, Inc. and Spansion Technology LLC initiated bankruptcy proceedings in the United States Bankruptcy Court for the District of Delaware. On or about July 17, 2009, Tessera filed a Proof of Claim in each of the above Spansion bankruptcy proceedings alleging amounts due of not less than $25 million. On July 28, 2009, the Company sought permission under the Bankruptcy rules to serve certain discovery requests in the actions, seeking various documents and testimony regarding potential administrative claims that Tessera may assert in the action. Tessera's request for such discovery was denied without prejudice on August 11, 2009. The parties thereafter completed certain fact and expert discovery relating to Tessera's administrative expense claim in December and January of 2010.

On January 12, 2010, Spansion filed a motion to determine and estimate the amount of Tessera's administrative expense claim, for the purpose of demonstrating the feasibility of Spansion's Second Amended

Joint Plan of Reorganization. Tessera's administrative expense claim at issue relates to the damages that would be owed to Tessera for Spansion's post-petition (post-March 1, 2009) infringement of certain Tessera patents. Tessera filed its objection to Spansion's motion on January 22, 2010. On January 29, 2009, the court held a hearing on Spansion's motion. The parties submitted post-hearing letter briefs on February 3, 2010. The Court announced its ruling that a reasonable royalty rate for Spansion products sold in the United States during the administrative period was 56.7 cents per unit.

On February 5, 2010, Spansion filed a motion for an order estimating the amount of "certain contingent, unliquidated, duplicative and/or overstated claims" for purposes of establishing class 5 plan distribution reserves. Tessera filed its objection to the estimation motion on February 17, 2010 and on that same date submitted three Amended Proofs of Claim based in part on the Court's 56.7 cents per unit royalty rate. On February 18, 2010, Tessera filed a motion for authority to file its Amended Proofs of Claim. Spansion's February 5, 2010 estimation motion and Tessera's February 18, 2010 motion for authority are pending and a hearing relating to the motions is scheduled for March 23, 2010.

On January 26, 2010, Tessera filed its objection to Spansion's Second Amended Joint Plan of Reorganization, asserting that the plan is not feasible and that it fails to provide for the payout of administrative expense claims on the plan effective date. On February 2, 2010, Tessera submitted three ballots, one for each previously submitted Proof of Claim. The ballots, among other things, rejected Spansion's Second Amended Joint Plan of Reorganization.

*Amkor Technology, Inc. v. Tessera, Inc.*

On or about August 7, 2009, Amkor filed a request for arbitration against the Company before the International Chamber of Commerce ("ICC"). The request, among other things, accuses the Company of interference with Amkor's existing and prospective business relationships, of improperly claiming that Amkor had breached the parties' license agreement, and of improperly threatening to terminate that agreement. Amkor seeks relief including judgment that it is in compliance with the license agreement and is a licensee in good standing under the license agreement; judgment that the license agreement remains in effect and no breach alleged by the Company against Amkor has terminated the License Agreement; judgment that Amkor's method of calculating royalties on a going-forward basis complies with Amkor's obligations under the license agreement; an injunction against the Company forbidding it from making statements to Amkor's customers and potential customers inconsistent with the above; an injunction against the Company forbidding it from attempting to terminate the license agreement or threatening to terminate the license agreement during the arbitration or based on events occurring prior to the conclusion of the arbitration; a damage award against the Company for attorneys fees and costs to Amkor associated with this arbitration, together with all other damages resulting from the Company's alleged acts of tortious interference and punitive damages; all other relief recoverable under the Rules of Arbitration of the ICC; such other and further relief as the arbitrators deem just and proper.

On or about November 2, 2009, the Company filed its answer to the request, including counterclaims. The answer, among other things, denies Amkor's accusations and accuses Amkor of failing to pay Tessera full royalties on products Amkor sold to Qualcomm and potentially others that are subject to ITC injunctions, of refusing to allow Tessera to audit in accordance with the parties' license agreement, of interference with Tessera's prospective economic relationships, of failing to pay royalties or full royalties on products that infringe various U.S. and foreign patents owned by Tessera, and of violating the implied covenant of good faith and fair dealing. The Company seeks relief including judgment that the license agreement has been breached and that Tessera is entitled to terminate the license agreement; judgment that products on which Amkor has not paid the full contractual royalties to Tessera are not licensed under Tessera's patents; damages for Amkor's breaches of the license agreement; damages, including punitive damages, for Amkor's interference with Tessera's prospective business relationships; interest on any damages; attorneys' fees and costs incurred by Tessera; denial of Amkor's claims against Tessera; an order that awards Tessera all other relief recoverable under the rules of Arbitration of the ICC; and an order for such other and further relief as the arbitrators deem just and proper.

On January 15, 2010, Amkor filed its response to Tessera's counterclaims, along with certain new counterclaims by Amkor and a motion for priority consideration of certain issues. Tessera's response to Amkor's motion and Tessera's response denying Amkor's counter claims were filed on February 12, 2010. The motion has not yet been decided by the arbitrators.

The Company cannot predict the outcome of this proceeding. An adverse decision in this proceeding could significantly harm the Company's business and consolidated financial position, results of operations or cash flows.

## NOTE 15 – SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: Micro-electronics and Imaging and Optics. In addition to these reportable segments, the Corporate Overhead division includes certain operating amounts that are not allocated to the reportable segments because these operating amounts are not considered in evaluating the operating performance of the Company's business segments.

The Micro-electronics segment is primarily composed of the Company's licensing business in its core markets, including DRAM, Flash, SRAM, DSP, ASIC, ASSP, micro-controllers, general purpose logic and analog devices, and the Company's development and licensing efforts in emerging areas of packaging, interconnect, miniaturization such as its μPILR™ platform, and thermal management technology.

The Imaging and Optics segment is composed of two elements. The first is the licensing business in the imaging and optics market, such as wafer-level image sensor packaging and image enhancement technologies. The second is the product and service business, which includes manufacturing small form factor micro-optics and non-recurring services such as engineering, design, assembly and infrastructure improvement. In addition, the product and service business includes the Product Launch Services, a strategic initiative that supports infrastructure licensees with proof of high-volume manufacturability and provides customers access to the Company's new technologies to accelerate the rate of adoption of the Company's Imaging & Optics technologies in the industry. Through the Product Launch Services, the Company is currently manufacturing and selling OptiML single-element VGA lens directly to manufacturers.

The Chief Operating Decision Maker ("CODM"), as defined by the authoritative guidance on segment reporting, is the Company's President and Chief Executive Officer. The CODM assesses the performance of the reportable segments using information about revenue and operating income (loss) before other income and expense and income taxes. The CODM is not presented with financial information for each division nor is each division evaluated separately from the reportable segments.

The Company does not identify or allocate assets by reportable segment, nor does the CODM evaluate reportable segments using discrete asset information. Reportable segments do not record inter-segment revenue and accordingly there is none to report. The Company does not allocate other income and expense to reportable segments. Although the CODM uses operating income to evaluate reportable segments, operating costs included in one segment may benefit other segments.

In August 2008, the Company appointed a new President and Chief Executive Officer who is also the CODM. In the same period, the CODM appointed an Executive Vice President of Imaging and Optics. In January 2009, the Company reorganized its reporting units to align with the vision of the CODM and reclassified information from prior years for the new operating structure resulting in two reportable segments as discussed above. For the year ended December 31, 2007, the Company reclassified its total revenue to conform to the Company's new reportable segments. However, management concluded that it was impracticable to reclassify its operating expenses for the year ended December 31, 2007 to conform to the new reportable segments. The Company's conclusion was based upon an evaluation and review of its internal accounting systems showing that the Company would need to journalize each transaction during the year to conform to the Company's new reportable segments.

The following table sets forth the Company's segment revenue, operating expenses and operating income for the years ended December 31, 2009 and 2008 (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2009 | 2008 |
| Revenues: | | |
| Micro-electronics Segment: | | |
| Royalty and license fees | $269,675 | $209,726 |
| Past production fees | — | 170 |
| Product and service revenues | 48 | 4,647 |
| Total Micro-electronics revenues | 269,723 | 214,543 |
| Imaging and Optics Segment: | | |
| Royalty and license fees | 16,532 | 10,526 |
| Product and service revenues | 13,185 | 23,222 |
| Total Imaging and Optics revenues | 29,717 | 33,748 |
| | — | — |
| Corporate overhead | — | — |
| Total revenues | 299,440 | 248,291 |
| Operating expenses: | | |
| Micro-electronics Segment | 63,800 | 123,898 |
| Imaging and Optics Segment | 75,569 | 69,100 |
| Corporate overhead | 42,429 | 39,194 |
| Total operating expenses | 181,798 | 232,192 |
| Operating income (loss): | | |
| Micro-electronics Segment | 205,923 | 90,645 |
| Imaging and Optics Segment | (45,852) | (35,352) |
| Corporate overhead | (42,429) | (39,194) |
| Total operating income | $117,642 | $ 16,099 |

The following table sets forth the Company's segment revenue for the years ended December 31, 2008 and 2007 (in thousands):

| | Years Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Revenues: | | |
| Micro-electronics segment: | | |
| Royalty and license fees | $209,726 | $150,365 |
| Past production fees | 170 | — |
| Product and service revenues | 4,647 | 11,133 |
| Total Micro-electronics revenues | 214,543 | 161,498 |
| Imaging and Optics segment: | | |
| Royalty and license fees | 10,526 | 10,680 |
| Product and service revenues | 23,222 | 23,510 |
| Total Imaging and Optics revenues | 33,748 | 34,190 |
| Corporate overhead | — | — |
| Total revenues | 248,291 | 195,688 |

A significant portion of the Company's revenues is derived from licensees headquartered outside of the U.S., principally in Asia and Europe, and it is expected that these revenues will continue to account for a significant portion of total revenues in future periods. The table below lists the geographic revenue information for the three years ended December 31, 2009, 2008 and 2007 (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| U.S. | $133,672 | $ 58,118 | $ 45,725 |
| Taiwan | 53,027 | 50,208 | 18,303 |
| Korea | 43,142 | 33,529 | 40,825 |
| Japan | 30,754 | 39,265 | 41,463 |
| Rest of Asia | 22,699 | 12,551 | 8,030 |
| Germany | 11,659 | 45,531 | 34,291 |
| Rest of Europe | 3,041 | 7,532 | 6,716 |
| Other | 1,446 | 1,557 | 335 |
| Total | $299,440 | $248,291 | $195,688 |

For 2009, 2008 and 2007, net property and equipment are presented below by geographical area (in thousands):

| | December 31, | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| U.S. | $40,191 | $32,296 | $26,569 |
| Ireland | 1,044 | 1,056 | — |
| Japan | 951 | 1,506 | 946 |
| Israel and other | 297 | 2,126 | 1,928 |
| Total | $42,483 | $36,984 | $29,443 |

## NOTE 16 – RELATED PARTY TRANSACTIONS

In September 2007, the Company licensed its OptiML Wafer-Level Camera technology and SHELLCASE Wafer-Level Packaging solutions to NemoTek Technologie S. A. ("NemoTek"), a supplier of camera solutions for the cell phone market. In December 2008 and 2007, the Company invested $1.5 million and $0.5 million, respectively, in NemoTek, which represented less than a 10 percent holding in NemoTek for each respective year. As of December 31, 2009, the total investment by the Company in NemoTek was approximately $1.9 million and represents less than a 10 percent holding in NemoTek. For the years ended December 31, 2009 and 2008, revenue from NemoTek were $1.1 million and $0.8 million, respectively, representing less than one percent of total revenue for each respective year. As of December 31, 2009 and 2008, the amount due from NemoTek was $0.3 million and $1.5 million, respectively.

(2) *Financial Statement Schedules*

**Schedule II — Valuation and Qualifying Accounts for the Years Ended December 31, 2009, 2008 and 2007**

| | Balance at Beginning of Year | Charged (Credited) to Expenses | Charged (Credited) to Other Accounts | Balance at End of Year |
|---|---|---|---|---|
| Deferred income tax asset: | | | | |
| Valuation allowance | | | | |
| 2007 | $ 482 | $ 801 | $— | $1,283 |
| 2008 | 1,283 | 1,934 | — | 3,217 |
| 2009 | 3,217 | 2,389 | — | 5,606 |

[THIS PAGE INTENTIONALLY LEFT BLANK]

(3) ***Exhibits***

The exhibits listed on the accompanying index to exhibits in Item 15(b) below are filed as part of, or hereby incorporated by reference into, this Report.

| Exhibit Number | Exhibit Title |
|---|---|
| 2.1 | Asset Purchase Agreement, dated October 31, 2005, by and between Tessera Technologies, Inc. and Shellcase, Ltd. (filed as Exhibit 2.1 to registrant's Current Report on Form 8-K, filed on November 1, 2005, and incorporated herein by reference) |
| 2.2 | Agreement and Plan of Merger, dated as of July 7, 2006, among Tessera Technologies, Inc., Dalton Acquisition Corp., Digital Optics Corporation and Carolinas Capital Corp. (filed as Exhibit 2.1 to registrant's Current Report on Form 8-K, filed on July 10, 2006, and incorporated herein by reference) |
| 2.3 | Share Purchase Agreement, dated as of January 30, 2007, among Tessera Technologies Hungary Holding LLC, Eyesquad GmbH, each of the shareholders of Eyesquad GmbH and Sharon A. Amir (filed as Exhibit 2.1 to registrant's Current Report on Form 8-K, filed on January 31, 2007, and incorporate herein by reference) |
| 2.4 | Agreement and Plan of Merger, dated as of January 31, 2008, among Tessera Technologies, Inc., Fort Knox Merger Sub, Inc., FotoNation, Inc. and Yury Prilutsky, as Stockholders' Agent (filed as Exhibit 2.4 to registrant's Annual Report on Form 10-K, filed on February 29, 2008, and incorporated herein by reference) |
| 3.1* | Restated Certificate of Incorporation |
| 3.2 | Amended and Restated Bylaws, as amended on December 17, 2008 (filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K, filed December 23, 2008, and incorporated herein by reference) |
| 4.1* | Specimen Common Stock Certificate |
| 4.2* | Registration Rights Agreement, dated as of January 31, 2003, by and among registrant and the stockholders party thereto |
| 4.3* | Warrant to purchase 21,588 shares of Series C 10% Cumulative Convertible Preferred Stock, issued on May 4, 1999 to LINC Capital, Inc. |
| 10.1* | Form of Indemnification Agreement between registrant and each of its directors and executive officers |
| 10.2*+ | 1991 Stock Option Plan |
| 10.3*+ | Amended and Restated 1996 Stock Plan |
| 10.4*+ | 1999 Stock Plan |
| 10.5*+ | 2003 Employee Stock Purchase Plan |
| 10.6+ | Amendment to the Tessera Technologies, Inc. 2003 Employee Stock Purchase Plan (filed as Exhibit 10.6 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference) |
| 10.7†* | TCC Master License Agreement, dated as of July 7, 1994, by and between Tessera, Inc. and Hitachi Limited. |
| 10.8†* | Addendum to TCC Master License Agreement, dated as of January 31, 1997, by and between Tessera, Inc. and Hitachi Limited. |
| 10.9†* | Letter Amendment to TCC Master License Agreement, dated as of September 23, 2002, by and between Tessera, Inc. and Hitachi Limited. |

| Exhibit Number | Exhibit Title |
|---|---|
| 10.10* | Letter Amendment to TCC Master License Agreement, dated as of February 18, 2003, by and between Tessera, Inc. and Hitachi Limited. |
| 10.11†* | Limited TCC License Agreement, dated as of October 22, 1996, by and between Tessera, Inc. and Intel Corporation |
| 10.12* | First Amendment to Limited TCC License Agreement, dated as of October 1, 2000, by and between Tessera, Inc. and Intel Corporation |
| 10.13†* | Second Amendment to Limited TCC License Agreement, dated as of March 22, 2002, by and between Tessera, Inc. and Intel Corporation |
| 10.14†* | TCC License Agreement, dated as of May 17, 1997, by and between Tessera, Inc. and Samsung Electronics Co., Ltd. |
| 10.15†* | First Addendum to Limited TCC License Agreement, dated as of November 4, 1998, by and between Tessera, Inc. and Samsung Electronics Co., Ltd. |
| 10.16* | Second Addendum to TCC License Agreement, dated as of June 1, 2001, by and between Tessera, Inc. and Samsung Electronics Co., Ltd. |
| 10.17†* | TCC Patent License Agreement, dated as of January 22, 2003, by and between Tessera, Inc. and Seiko Epson Corporation |
| 10.18†* | Patent License Agreement, dated as of October 12, 1998, by and between Tessera, Inc. and Sharp Corporation |
| 10.19†* | Immunity Agreement, dated as of January 24, 2002, by and between Tessera, Inc., and Sharp Corporation |
| 10.20†* | License Agreement, dated as of January 1, 2002, by and between Tessera, Inc. and Texas Instruments, Inc. |
| 10.21†* | Third Amendment to Limited TCC License Agreement, dated as of September 10, 2003, by and between Tessera, Inc. and Intel Corporation |
| 10.22+ | Restricted Stock Award Agreement, dated as of December 13, 2004, by and between registrant and Robert Boehlke (filed as Exhibit 4.1 to registrant's Current Report on Form 8-K, filed on December 16, 2004, and incorporated herein by reference) |
| 10.23+ | Employment Offer Letter, dated as of December 20, 2004, by and between registrant and Al Joseph (filed as Exhibit 10.1 to registrant's Current Report on Form 8-K, filed on December 23, 2004, and incorporated herein by reference) |
| 10.24 | Restated TCC License Agreement, dated as of January 1, 2005, by and between Tessera Technologies, Inc. and Samsung Electronics Co., Ltd., (filed as Exhibit 10.3 to registrant's Quarterly Report on Form 10-Q, filed on May 13, 2005 and incorporated herein by reference) |
| 10.25+ | Employment Letter, dated January 25, 2005, by and between registrant and C. Liam Goudge (filed as Exhibit 10.1 to registrant's Current Report on Form 8-K, filed on April 11, 2005, and incorporated herein by reference) |
| 10.26+ | Employment Letter, dated February 2, 2006, by and between registrant and Michael Bereziuk (filed as Exhibit 10.1 to registrant's Current Report on form 8-K, filed on March 3, 2006, and incorporated herein by reference) |
| 10.27 | TCC License Agreement, dated July 21, 2006, among Tessera Technologies, Inc, and certain of its affiliates and Micron Technology, Inc. and certain of its affiliates (filed as Exhibit 10.1 to registrant's Current Report on Form 8-K, filed on July 21, 2006, and incorporated herein by reference) |

| Exhibit Number | Exhibit Title |
|---|---|
| 10.28 | TCC License Agreement, dated as of July 1, 2006, by and between Tessera Technologies, Inc. and Infineon Technologies AG (filed as Exhibit 10.1 to registrant's Current Report on Form 8-K/A, filed on August 7, 2006 and incorporated herein by reference) |
| 10.29 | TCC License Agreement, dated as of July 1, 2006, by and between Tessera Technologies, Inc. and Qimonda AG (filed as Exhibit 10.2 to registrant's Current Report on Form 8-K/A, filed on August 7, 2006 and incorporated herein by reference) |
| 10.30+ | Tessera Technologies, Inc. 2007 Performance Bonus Plan for Executive Officers and Key Employees (filed as Appendix A to registrant's Definitive Proxy Statement, filed on April 5, 2007 and incorporated herein by reference) |
| 10.31+ | Fourth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference) |
| 10.32+ | Form of Stock Option Agreement for the Tessera Technologies, Inc. Fourth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.2 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference) |
| 10.33+ | Form of Restricted Stock Agreement for the Tessera Technologies, Inc. Fourth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.3 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference) |
| 10.34+ | Form of Deferred Stock Agreement for the Tessera Technologies, Inc. Fourth Amended and Restated 2003 Equity Incentive Plan (filed as Exhibit 10.4 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference) |
| 10.35+ | Tessera Technologies, Inc. International Employee Stock Purchase Plan (filed as Exhibit 10.7 to the Registrant's Registration Statement on Form S-8, filed June 13, 2008, and incorporated herein by reference) |
| 10.36+ | Employment Letter, dated August 5, 2008, by and between the Registrant and Henry R. Nothhaft (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed August 6, 2008, and incorporated herein by reference) |
| 10.37+ | General Release and Separation Agreement, dated September 10, 2008, between the Registrant and Charles A. Webster (filed as Exhibit 99.1 to the Registrant's Current Report on Form 8-K, filed September 25, 2008, and incorporated herein by reference) |
| 10.38+ | Consulting Agreement, dated September 9, 2008, between the Registrant and Charles A. Webster (filed as Exhibit 99.2 to the Registrant's Current Report on Form 8-K, filed September 25, 2008, and incorporated herein by reference) |
| 10.39+ | Employment Letter, dated September 5, 2008, by and between the Registrant and Michael Anthofer (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed September 29, 2008, and incorporated herein by reference) |
| 10.40+ | Consulting Agreement, dated April 3, 2009, between Tessera, Inc. and Bruce M. McWilliams (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K/A, filed on April 6, 2009, and incorporated herein by reference) |
| 10.41+ | Employment Transition and Consulting Agreement, dated April 3, 2009, between Tessera, Inc. and Scot A. Griffin (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed on April 3, 2009, and incorporated herein by reference) |
| 10.42+ | Form of Severance Agreement with the Registrant's executive officers (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed on April 3, 2009, and incorporated herein by reference) |

| Exhibit Number | Exhibit Title |
|---|---|
| 10.43+ | Form of Amended and Restated Change in Control Severance Agreement with the Registrant's executive officers (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed on April 3, 2009, and incorporated herein by reference) |
| 10.44+ | Amendment to the Fourth Amended and Restated Equity Incentive Plan (filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q, filed on August 6, 2009, and incorporated herein by reference) |
| 10.45+ | Employment Letter, dated October 24, 2008, by and between the Registrant and Bernard J. Cassidy |
| 21.1 | List of subsidiaries |
| 23.1 | Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm |
| 24.1 | Power of Attorney (see signature page to this Annual Report on Form 10-K) |
| 31.1 | Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 |
| 31.2 | Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 |
| 32.1 | Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

† Confidential treatment has been granted as to certain portions of this agreement.

+ Indicates a management contract or compensatory plan or arrangement.

* Filed as exhibits to Tessera's Registration Statement on Form S-1 (SEC File No. 333-108518), effective November 12, 2003, and incorporated herein by reference.

**Exhibit 21.1**

## SUBSIDIARIES OF THE REGISTRANT

Tessera, Inc., a Delaware corporation
Tessera Interconnect Materials, Inc., formerly known as Socketstrate, Inc., a Delaware corporation
Tessera International, Inc., a Delaware corporation
Tessera Intellectual Properties, Inc., a Delaware corporation
Tessera Cayman, a company organized under the laws of The Cayman Islands
Tessera China Holdings, a company organized under the laws of The Cayman Islands
Tessera Technologies Hungary Holding Limited Liability Company, also known as Tessera Technologies Hungary Vagyonkezelo Korlátolt Felelosségu Társaság, a company organized under the laws of Hungary
Tessera Japan Goda Kaisha, a Goda Kaisha (GK) organized under the laws of Japan
Tessera Israel Limited, a company organized under the laws of Israel
Tessera North America, Inc., formerly known as Digital Optics Corporation, a Delaware corporation
Tessera Research LLC, a Delaware limited liability company
Eyesquad GmbH, a company organized under the laws of Germany
Eyesquad Limited, a company organized under the laws of Israel
FotoNation, Inc., a Delaware corporation
FotoNation Ireland Limited, an Irish limited corporation
FotoNation Vision Limited, an Irish limited corporation
FotoNation Romania SRL, a Romanian limited liability corporation

**Exhibit 31.1**

**Certification of the Chief Executive Officer**
**Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934**

I, Henry R. Nothhaft, certify that:

1. I have reviewed this annual report on Form 10-K of Tessera Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2010

/s/ HENRY R. NOTHHAFT

Henry R. Nothhaft
*President and Chief Executive Officer*

**Exhibit 31.2**

**Certification of the Chief Financial Officer**
**Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934**

I, Michael Anthofer, certify that:

1. I have reviewed this annual report on Form 10-K of Tessera Technologies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2010

/s/ MICHAEL ANTHOFER

Michael Anthofer
*Executive Vice President and Chief Financial Officer*

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934
AND 18 U.S.C. SECTION 1350**

In connection with the Annual Report of Tessera Technologies, Inc., a Delaware corporation (the "Company"), on Form 10-K for the year ending December 31, 2009 as filed with the Securities and Exchange Commission (the "Report"), I, Henry R. Nothhaft, President and Chief Executive Officer of the Company, certify, pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/S/ HENRY R. NOTHHAFT

Henry R. Nothhaft
President and Chief Executive Officer
February 24, 2010

**CERTIFICATION PURSUANT TO
RULE 13a-14(b) OF THE SECURITIES EXCHANGE ACT OF 1934
AND 18 U.S.C. SECTION 1350**

In connection with the Annual Report of Tessera Technologies, Inc, a Delaware corporation (the "Company"), on Form 10-K for the year ending December 31, 2009 as filed with the Securities and Exchange Commission (the "Report"), I, Michael Anthofer, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/S/ MICHAEL ANTHOFER

Michael Anthofer
Executive Vice President and Chief Financial Officer
February 24, 2010

*A signed original of this written statement required by Rule 13a-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.*

## SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements, which are subject to the safe harbor provisions created by the Private Securities Litigation Reform Act of 1995. Certain, but not all, of the forward-looking statements in this report are specifically identified. The identification of certain statements as "forward-looking" is not intended to mean that other statements not specifically identified are not forward-looking. All statements other than statements about historical facts are statements that could be deemed forward-looking statements, including, but not limited to, statements that relate to our future revenue, product development, demand, acceptance and market share, growth rate, competitiveness, gross margins, levels of research, development and other related costs ("R&D"), expenditures, the outcome or effects of and expenses related to litigation and administrative proceedings related to our patents, our intent to enforce our intellectual property, our ability to license our intellectual property, tax expenses, cash flows, our ability to liquidate and recover the carrying value of our investments, our management's plans and objectives for our current and future operations, management's plans for repurchasing our common stock pursuant to the authorization of our Board of Directors, the levels of customer spending or R&D activities, general economic conditions, the sufficiency of financial resources to support future operations and capital expenditures. Words such as "expects," "anticipates," "plans," "believes," "seeks," "estimates," "could," "would," "may," "intends," "targets" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this annual report.

Although forward-looking statements in this annual report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks, uncertainties, and changes in condition, significance, value and effect, including those discussed under the heading "Risk Factors" within Item 1A of our annual report on Form 10-K for the fiscal year ended December 31, 2009 and other documents we file from time to time with the Securities and Exchange Commission (the "SEC"), such as our quarterly reports on Form 10-Q and our current reports on Form 8-K. Such risks, uncertainties and changes in condition, significance, value and effect could cause our actual results to differ materially from those expressed herein and in ways not readily foreseeable. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this annual report and are based on information currently and reasonably known to us. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this annual report. Readers are urged to carefully review and consider the various disclosures made in this annual report, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

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## Corporate Information

EXECUTIVE OFFICERS

**Henry R. Nothhaft**
Chairman, President and Chief Executive Officer

**Michael Anthofer**
Executive Vice President and Chief Financial Officer

**Michael Bereziuk**
Executive Vice President, Imaging and Optics

**Bernard J. Cassidy**
Executive Vice President, General Counsel and Secretary

BOARD OF DIRECTORS

**Henry R. Nothhaft**
Chairman, President and Chief Executive Officer

**Robert J. Boehlke** [1,2]
Retired Executive Vice President and CFO,
KLA-Tencor Corporation

**Nicholas E. Brathwaite** [2]
Lead Independent Director
Partner, Riverwood Capital LLC

**John B. Goodrich** [1,3]
Founding Partner, Wilson, Sonsini, Goodrich and Rosati, Retired

**Al S. Joseph, Ph.D.**
Independent Consultant

**David C. Nagel, Ph.D.** [2,3]
Independent Consultant

**Bruce M. McWilliams, Ph.D.**
Chief Executive Officer,
SuVolta, Inc.

**Robert A. Young, Ph.D.** [1,3]
Managing Director, Mirador Capital LLC

*1) Audit Committee*
*2) Compensation Committee*
*3) Nominating Committee*

## Corporate Headquarters

**Tessera Technologies, Inc.**
3025 Orchard Parkway
San Jose, CA 95134
Phone: 408.321.6000
Fax: 408.321.8257
Email: ir@tessera.com
www.tessera.com

## Independent Registered Public Accounting Firm

**PricewaterhouseCoopers LLP**
Ten Almaden Boulevard, Suite 1600
San Jose, CA 95113
Phone: 408.817.3700

## Legal Counsel

**Latham & Watkins LLP**
140 Scott Drive
Menlo Park, CA 94025
Phone: 650.328.4600

## Transfer Agent and Registrar

**Computershare Investors Services**
P.O. Box 43078
Providence, RI 02940
Phone: 303.262.0600
Fax: 303.262.0700

## Annual Meeting

May 12, 2010, 8:00 – 10:00 a.m. PDT
**Tessera Technologies, Inc.**
3025 Orchard Parkway
San Jose, CA 95134
Phone: 408.321.6000

## Stock Listing

NASDAQ Global Select Market
Ticker Symbol: TSRA


TESSERA

Tessera Technologies, Inc.
3025 Orchard Parkway
San Jose, CA 95134

www.tessera.com